



BancorpSouth®

Right Where You Are

2012 ANNUAL REPORT

ABOUT THE COMPANY

BancorpSouth, Inc. (NYSE: BXS) is a financial holding company headquartered in Tupelo, Mississippi, with $13.4 billion in assets at December 31, 2012. BancorpSouth Bank, a wholly owned subsidiary of BancorpSouth, Inc., operates 292 commercial banking, mortgage, insurance, trust and broker/dealer locations in Alabama, Arkansas, Florida, Louisiana, Mississippi, Missouri, Tennessee and Texas. BancorpSouth Bank also operates an insurance location in Illinois.



2012 Annual Update

During 2012, significant progress was made towards improving BancorpSouth's operating performance and re-positioning the Company for growth. Continued improvement and positive momentum were gained in problem asset resolution and in key credit metrics. The year was also marked with significant increases in revenue generated from major lines of fee-based business, primarily mortgage. Both of these trends contributed to improvement in profitability. Net income for 2012 was $84.3 million, or $0.90 per diluted share, compared with $37.6 million, or $0.45 per diluted share, for 2011.

The Company's mortgage banking line of business reported record production for 2012, which totaled almost $2 billion. This volume, as well as increasing margins in the industry, contributed to an increase in total mortgage lending revenue from $17.1 million for 2011 to $56.9 million for 2012. Insurance commission revenue increased $3.2 million, or 3.7 percent, from $86.9 million for 2011 to $90.1 million for 2012. Growth in the revenue streams from these lines of business helped offset lost revenues in other areas as a result of changes in banking regulations.

2012 results reflected continued progress in improving asset quality. During 2012, total non-performing loans were reduced by over 25 percent, other real estate owned by over 40 percent, and total non-performing assets by over 30 percent. The provision for credit losses declined from $130.1 million for 2011 to $28.0 million for 2012, and net charge-offs improved from $131.9 million for 2011 to $58.7 million for 2012.

Significant improvement in classified asset levels was also reported. While the bulk of the work on credit issues has been accomplished, the team will not lose focus on dealing with the remaining problem assets.

Looking ahead to the remainder of 2013, management clearly understands the challenges facing the industry. Competition in the marketplace is strong, and with the low interest rate environment, pressure on net interest margins will be a continuing challenge. However, there are clearly a number of encouraging trends and opportunities to support progress and continue momentum. During 2013 and beyond, growth will be a main focus. The Company's liquidity position provides ample opportunities to fund meaningful loan growth. At the same time, there are additional opportunities to further reduce funding costs, as higher cost time deposits will continue to re-price at lower rates throughout 2013 and into 2014. However, to be successful with growth objectives, BancorpSouth must, and will, find ways to be more efficient. All areas of non-interest expense in the Company are currently under review, and the progress to-date on new ideas and suggestions being generated internally and acted upon is encouraging. BancorpSouth is committed to working through this process and demonstrating consistent improvement through reported results.

BancorpSouth is well positioned in its markets with a client-focused, high quality community bank approach supported by a dedicated team of professionals. Management thanks the Company's shareholders for their investment and continued support. The BancorpSouth team is excited about the momentum of the Company and is committed to continuing to improve shareholder value with a goal of returning the Company to its traditional levels of profitability.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12991

BANCORPSOUTH, INC.

(Exact name of registrant as specified in its charter)

Mississippi	64-0659571
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Mississippi Plaza 201 South Spring Street Tupelo, Mississippi	38804
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (662) 680-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $2.50 par value	New York Stock Exchange
Guarantee of 8.15% Preferred Securities of BancorpSouth Capital Trust I	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

(Cover Page Continued on Next Page)

(Continued from Cover Page)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One): Large Accelerated Filer [X] Accelerated Filer [ ] Non-Accelerated Filer [ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 30, 2012 was approximately $1,309,000,000, based on the last reported sale price per share of the registrant's common stock as reported on the New York Stock Exchange on June 30, 2012.

As of February 15, 2013, the registrant had outstanding 94,565,599 shares of common stock, par value $2.50 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement used in connection with the registrant's 2013 Annual Meeting of Shareholders, to be held April 24, 2013, are incorporated by reference into Part III of this Report.

BANCORPSOUTH, INC.
FORM 10-K
For the Fiscal Year Ended December 31, 2012

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

BancorpSouth, Inc. (the "Company") is a financial holding company incorporated in 1982. Through its principal bank subsidiary, BancorpSouth Bank (the "Bank"), the Company conducts commercial banking and financial services operations in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida, Missouri and Illinois. At December 31, 2012, the Company and its subsidiaries had total assets of $13.4 billion and total deposits of $11.1 billion. The Company's principal office is located at One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804 and its telephone number is (662) 680-2000.

The Company's Internet website address is www.bancorpsouth.com. The Company makes available its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports free of charge on its website on the Investor Relations webpage under the caption "SEC Filings" as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file or furnish information electronically with the SEC at www.sec.gov. The Company's website and the information contained therein or linked thereto are not intended to be incorporated into this Annual Report on Form 10-K (this "Report").

DESCRIPTION OF BUSINESS

The Bank has its principal office in Tupelo, Lee County, Mississippi, and conducts a general commercial banking, trust and insurance business through 284 offices in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida, Missouri and Illinois. The Bank has grown through the acquisition of other banks and insurance agencies and through the opening of new branches and offices.

The Bank and its subsidiaries provide a range of financial services to individuals and small-to-medium size businesses. The Bank operates investment services and insurance agency subsidiaries which engage in investment brokerage services and sales of other insurance products. The Bank's trust department offers a variety of services including personal trust and estate services, certain employee benefit accounts and plans, including individual retirement accounts, and limited corporate trust functions. All of the Company's assets are located in the United States and all of its revenues generated from external customers originate within the United States.

The Company has registered the trademarks "BancorpSouth," both typed form and design, and "Bank of Mississippi," both typed form and design, with the U.S. Patent and Trademark Office. The trademark "BancorpSouth" will expire in 2024 and "Bank of Mississippi" will expire in 2020 unless the Company extends these trademarks for additional ten-year periods. Registrations of these trademarks with the U.S. Patent and Trademark Office generally may be renewed and continue indefinitely, provided that the Company continues to use these trademarks and files appropriate maintenance and renewal documentation with the U.S. Patent and Trademark Office at times required by the federal trademark laws and regulations.

COMPETITION

Vigorous competition exists in all major areas where the Bank is engaged in business. The Bank competes for available loans and depository accounts with state and national commercial banks, as well as savings and loan associations, insurance companies, credit unions, money market mutual funds, automobile finance companies and financial services companies. None of these competitors is dominant in the entire area served by the Bank.

The principal areas of competition in the banking industry center on a financial institution's ability and willingness to provide credit on a timely and competitively priced basis, to offer a sufficient range of deposit and investment opportunities at competitive prices and maturities, and to offer personal and other services of sufficient quality and at competitive prices. Management believes that the Company and its subsidiaries can compete effectively in all these areas.

REGULATION AND SUPERVISION

This section provides a brief summary of the regulatory environment in which the Company and its subsidiaries operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes and regulations specifically mentioned herein. Changes in applicable laws, and their application by regulatory and law enforcement agencies, cannot necessarily be predicted, but could have a material effect on the business and results of the Company and its subsidiaries.

The Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Company is required to file annual reports with the Federal Reserve and such other information as the Federal Reserve may require. The Federal Reserve also conducts examinations of the Company.

In 2004, pursuant to the Gramm-Leach-Bliley Act of 1999 ("GLBA"), the Company elected to be a financial holding company regulated as such under the Bank Holding Company Act of 1956 (the "Bank Holding Company Act"). Financial holding company powers relate to financial activities that are determined by the Federal Reserve to be financial in nature, incidental to an activity that is financial in nature or complementary to a financial activity (provided that the complementary activity does not pose a safety and soundness risk). GLBA expressly characterizes certain activities as financial in nature, including lending activities, underwriting and selling insurance, providing financial or investment advice, securities underwriting, dealing and making markets in securities and merchant banking. According to Federal Reserve policy and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), a financial holding company must act as a source of financial strength to its subsidiary banks and commit resources to support each such subsidiary.

The Bank is incorporated under the laws of the State of Mississippi and is subject to the applicable provisions of Mississippi banking laws and the laws of the various states in which it operates, as well as federal law. The Bank is subject to the supervision of the Mississippi Department of Banking and Consumer Finance and to regular examinations by that department. Deposits in the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") and, therefore, the Bank is subject to the provisions of the Federal Deposit Insurance Act and to examination by the FDIC. FDIC regulations require that management report annually on its responsibility for preparing its institution's financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness. The Bank is not a member of the Federal Reserve.

The Company and the Bank are subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). Among other things, FDICIA provides a framework for a system of supervisory actions based primarily on the capital levels of financial institutions. FDICIA identifies five capital categories for insured depository institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. Capital is measured in two "Tiers" – Tier 1 capital consists of common shareholders' equity and qualifying non-cumulative perpetual preferred stock, less goodwill and certain other intangible assets, and Tier 2 capital consists of general allowance for losses on loans and leases, "hybrid" debt capital instruments and all or a portion of other subordinated capital debt, depending upon the remaining term to maturity. Total capital is the sum of Tier 1 and Tier 2 capital. For an insured financial institution to be classified as "well capitalized," the Tier 1 capital, total capital and Tier 1 leverage capital (Tier 1 capital divided by the difference of total assets less goodwill) ratios must be at least 6%, 10% and 5%, respectively. The Bank exceeded the criteria for the "well capitalized" category at December 31, 2012. The Company is required to comply with the risk-based capital guidelines established by the Federal Reserve and with other tests relating to capital adequacy that the Federal Reserve adopts from time to time. See Note 21 to the Company's Consolidated Financial Statements included in this Report for a discussion of the Company's capital amounts and ratios.

In September 2010, the oversight body of the Basel Committee announced a package of reforms, commonly referred to as Basel III, that will substantially increase existing capital requirements as well as add liquidity requirements for financial institutions in the United States and around the world. Basel III would require capital to be held in the form of tangible common equity, generally increase the required capital ratios, phase out certain kinds of intangibles treated as capital and certain types of instruments, like trust preferred securities, and change the risk weightings of assets used to determine required capital ratios. Basel III is presently the subject of notices of proposed rulemaking released in June 2012 by federal banking agencies. The comment period for these notices of proposed rulemaking ended on October 22, 2012. Basel III was intended to be implemented in phases beginning January 1, 2013 and to be fully implemented on a global basis on January 1, 2019. On November 9, 2012, however, the U.S. federal banking agencies indefinitely delayed the January 1, 2013 implementation date.

FDICIA provides for a risk-based deposit insurance premium structure for insured financial institutions. The FDIC generally provides deposit insurance up to $250,000 per customer per institution for depository accounts held at insured financial institutions. Substantially all of the deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating. As a result of the Dodd-Frank Act, institutions with total consolidated assets of $10 billion or more are required to bear a greater portion of the costs associated with increasing the DIF's reserve ratio.

The Dodd-Frank Act established the independent Consumer Financial Protection Bureau with broad authority to implement new or revise existing consumer protection regulations, to examine and enforce compliance with federal consumer laws and regulations, including being tasked with protecting consumers from unfair, deceptive and abusive financial products and practices. The Dodd-Frank Act also created the Financial Stability Oversight Council to focus on identifying, monitoring and addressing systemic risks in the financial system. The Financial Stability Oversight Council is tasked with recommending increasingly strict rules for capital, leverage and other requirements based on a company's size and complexity. The Dodd-Frank Act also includes provisions that, among other things, reorganize bank supervision and strengthen the Federal Reserve.

The Dodd-Frank Act eliminated many of the remaining regulations that limited the ability of a bank to open branches in different states. The Dodd-Frank Act included savings associations and industrial loan companies, as well as banks, in the nationwide deposit limitation. Consequently, no acquisition of any financial institution can be approved if the effect of the acquisition would be to increase the acquirer's nationwide deposits to more than 10% of all deposits. In addition, pursuant to the Durbin Debt Interchange Amendment to the Dodd-Frank Act (the "Durbin Amendment"), the Dodd-Frank Act requires fees charged for debit card transactions, commonly referred to as interchange fees, to be both "reasonable and proportional" to the cost incurred by the card issuer. Under the Durbin Amendment, the Federal Reserve's final rule set a base interchange rate of $0.21 per transaction, plus an additional five basis points of the transaction cost for fraud charges. An upward adjustment of no more than $0.01 on the debit interchange fee is also allowed for implementing certain fraud prevention standards. Additionally, issuers are required to include two unaffiliated networks for routing debit transactions, one that is signature-based and one that is personal identification number based.

Further, the Dodd-Frank Act provided that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other "covered financial institution" that provides an insider or other employee with "excessive compensation" or could lead to a material financial loss to such firm. Prior to the implementation of the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires financial institutions to establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior.

The Company is a legal entity that is separate and distinct from its subsidiaries. There are various legal limitations on the extent to which the Bank may extend credit, pay dividends or otherwise supply funds to the Company or its affiliates. In particular, the Bank is subject to certain restrictions imposed by federal law, including without limitation, sections 23A and 23B of the Federal Reserve Act, on any extensions of credit to the Company or, with certain exceptions, other affiliates.

The primary source of funds for dividends paid to the Company's shareholders has been dividends paid to the Company by the Bank. Various federal and state laws limit the amount of dividends that the Bank may pay to the Company without regulatory approval. Under Mississippi law, the Bank must obtain approval of the Commissioner of the Mississippi Department of Banking and Consumer Finance prior to paying any dividend on the Bank's common stock. Under FDICIA, the Bank may not pay any dividends if, after paying the dividend, it would be undercapitalized under applicable capital requirements. The FDIC also has the authority to prohibit the Bank from engaging in business practices that the FDIC considers to be unsafe or unsound, which, depending on the financial condition of the Bank, could include the payment of dividends. In 2011, the Bank's board of directors adopted a resolution requested by the FDIC and the Mississippi Department of Banking and Consumer Finance that, among other things, limits the declaration and payment of dividends in and requires maintenance of enhanced capital ratios.

In addition, the Federal Reserve has the authority to prohibit the payment of dividends by a bank holding company if its actions constitute unsafe or unsound practices. The Federal Reserve has issued a policy statement, Supervisory Release 09-4 ("SR 09-4"), on the payment of cash dividends by bank holding companies, which outlines the Federal Reserve's view that a bank holding company that is experiencing earnings weaknesses or other financial pressures should not pay cash dividends that exceed its net income, that are inconsistent with its capital position or that could only be funded in ways that weaken its financial health, such as by borrowing or selling assets. The Federal Reserve has indicated that, in some instances, it may be appropriate for a bank holding company to eliminate its dividends. Further, in the current financial and economic environment, the Federal Reserve has indicated that bank and financial holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. In 2011, the board of directors of the Company adopted a resolution requested by the Federal Reserve Bank that, among other things, requires that the Company obtain prior written approval of the Federal Reserve Bank before taking a number of actions, including declaring and paying dividends to the Company's shareholders, making distributions in connection with outstanding trust preferred securities and redeeming outstanding equity securities.

The Community Reinvestment Act of 1977 ("CRA") and its implementing regulations provide an incentive for regulated financial institutions to meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The regulations provide that the appropriate regulatory authority will assess reports under CRA in connection with applications for establishment of domestic branches, acquisitions of banks or mergers involving financial holding companies. An unsatisfactory rating under CRA may serve as a basis to deny an application to acquire or establish a new bank, to establish a new branch or to expand banking services. As of December 31, 2012, the Company had a "satisfactory" rating under CRA.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as extended and revised by the PATRIOT Improvement and Reauthorization Act of 2005 (the "USA Patriot Act"), requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign financial institutions; and (iii) avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign financial institutions that do not have a physical presence in any country. The USA Patriot Act also requires that financial institutions follow certain minimum standards to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA Patriot Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

The activities of the Company and its subsidiaries are also subject to regulation under various federal laws and regulations thereunder, including the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the Currency and Foreign Transactions Reporting Act, the National Flood Insurance Act of 1968 and the Real Estate Settlement Procedures Act, among others, as well as various state laws.

GLBA and other federal and state laws, as well as various regulations and guidelines adopted by the Federal Reserve and the FDIC, provide for minimum standards of privacy to protect the confidentiality of the non-public personal information of customers and to regulate the use of such information by financial institutions. The Company and its subsidiaries have adopted a customer information security program to comply with these regulatory requirements.

The Bank's insurance subsidiaries are regulated by the insurance regulatory authorities and applicable laws and regulations of the states in which they operate.

BancorpSouth Investment Services, Inc., the Bank's investment services subsidiary, is regulated as a registered investment adviser and broker-dealer by federal and state securities regulations and self-regulatory authorities.

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") is applicable to all companies with equity or debt securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In particular, the Sarbanes-Oxley Act established: (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) certification and related responsibilities regarding financial statements for the

Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violation of the securities laws.

In addition, there have been a number of legislative and regulatory proposals that could have an impact on the operation of financial holding companies and their bank and non-bank subsidiaries. Management is not able to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on the Company and its subsidiaries.

LENDING ACTIVITIES

The Bank's lending activities include both commercial and consumer loans. Loan originations are derived from a number of sources including direct solicitation by the Bank's loan officers, existing depositors and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders, real estate broker referrals and mortgage loan companies. The Bank has established systematic procedures for approving and monitoring loans that vary depending on the size and nature of the loan, and applies these procedures in a disciplined manner.

Commercial Lending

The Bank offers a variety of commercial loan services including term loans, lines of credit, equipment and receivable financing and agricultural loans. A broad range of short-to-medium term commercial loans, both secured and unsecured, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisition and development of real estate and improvements), and the purchase of equipment and machinery. The Bank also makes construction loans to real estate developers for the acquisition, development and construction of residential subdivisions.

Commercial loans are granted based on the borrower's ability to generate cash flow to support its debt obligations and other cash related expenses. A borrower's ability to repay commercial loans is substantially dependent on the success of the business itself and on the quality of its management. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, inventory, receivables or other personal property, although such loans may also be made infrequently on an unsecured basis. In many instances, the Bank requires personal guarantees of its commercial loans to provide additional credit support.

The Bank has had very little exposure as an agricultural lender. Crop production loans have been either fully supported by the collateral and financial strength of the borrower, or a 90% loan guaranty has been obtained through the Farm Service Agency on such loans.

Residential Consumer Lending

A portion of the Bank's lending activities consists of the origination of fixed and adjustable rate residential mortgage loans secured by owner-occupied property located in the Bank's primary market areas. Home mortgage lending is unique in that a broad geographic territory may be served by originators working from strategically placed offices either within the Bank's traditional banking facilities or from other locations. In addition, the Bank offers construction loans, second mortgage loans and home equity lines of credit.

The Bank finances the construction of individual, owner-occupied houses on the basis of written underwriting and construction loan management guidelines. First mortgage construction loans are made to qualified individual borrowers and are generally supported by a take-out commitment from a permanent lender. The Bank makes residential construction loans to individuals who intend to erect owner-occupied housing on a purchased parcel of real estate. The construction phase of these loans has certain risks, including the viability of the contractor, the contractor's ability to complete the project and changes in interest rates.

In most cases, the Bank sells its mortgage loans with terms of 15 years or more in the secondary market and either retains or releases the right to service those loans. The sale of mortgage loans to the secondary market allows the Bank to manage the interest rate risks related to such lending operations. Generally, after the sale of a loan with servicing retained, the Bank's only involvement is to act as a servicing agent. In certain cases, the Bank may be required to repurchase mortgage loans upon which customers have defaulted that were previously sold in the secondary market if these loans did not meet the underwriting standards of the entity that purchased the loans. Any such loans are held by the Bank in its mortgage loan portfolio.

Non-Residential Consumer Lending

Non-residential consumer loans made by the Bank include loans for automobiles, recreation vehicles, boats, personal (secured and unsecured) and deposit account secured loans. Non-residential consumer loans are attractive to the Bank because they typically have a shorter term and carry higher interest rates than those charged on other types of loans.

The Bank also issues credit cards solicited on the basis of applications received through referrals from the Bank's branches and other marketing efforts. The Bank generally has a small portfolio of credit card receivables outstanding. Credit card lines are underwritten using conservative credit criteria, including past credit history and debt-to-income ratios, similar to the credit policies applicable to other personal consumer loans.

The Bank grants consumer loans based on employment and financial information solicited from prospective borrowers as well as credit records collected from various reporting agencies. Financial stability and credit history of the borrower are the primary factors the Bank considers in granting such loans. The availability of collateral is also a factor considered in making such loans. The geographic area of the borrower is another consideration, with preference given to borrowers in the Bank's primary market areas.

OTHER FINANCIAL SERVICES

The Bank's insurance service subsidiary serves as an agent in the sale of title insurance, commercial lines of insurance and a full line of property and casualty, life, health and employee benefits products and services and operates in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Missouri and Illinois.

The Bank's investment services subsidiary provides brokerage, investment advisory and asset management services and operates in certain communities in Mississippi, Tennessee, Alabama, Arkansas, Louisiana, Texas, Florida and Missouri.

See Note 22 to the Company's Consolidated Financial Statements included elsewhere in this Report for financial information about each segment of the Company, as defined by U.S. generally accepted accounting principles ("U.S. GAAP").

ASSET QUALITY

Management seeks to maintain a high quality of assets through conservative underwriting and sound lending practices. Management intends to follow this policy even though it may result in foregoing the funding of higher yielding loans. Management believes that the Bank has adequate underwriting and loan administration policies in place and personnel to manage the associated risks prudently.

In an effort to maintain the quality of the loan portfolio, management seeks to limit high risk loans. These loans include loans to provide initial equity and working capital to new businesses with no other capital strength, loans secured by unregistered stock, loans for speculative transactions in stock, land or commodity markets, loans to borrowers or the taking of collateral outside the Bank's primary market areas, loans dependent on secondary liens as primary collateral and non-recourse loans. To the extent risks are identified, additional precautions are taken in order to reduce the Bank's risk of loss. Commercial loans entail certain additional risks because they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, because payment of these loans is usually dependent upon the successful operation of the commercial enterprise, the risk of loss with respect to these loans may increase in the event of adverse conditions in the economy.

The Bank's management and lending officials focus much of their efforts and resources on loan underwriting and credit quality monitoring policies and practices. The Bank's Board of Directors approves all loan underwriting and credit quality monitoring policies and procedures. Loan status and monitoring is handled through the Bank's loan administration department. Additionally, an independent loan review department of the Bank is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures and other factors that may affect the overall adequacy of the allowance for credit losses. Various levels of review are made to identify weak financial performance. These reviews include monitoring of past due reporting, the internal loan rating system, loan review reports, the various loan committee functions and periodic asset quality rating committee meetings. Senior loan officers have established a review process with the objective of identifying, evaluating and initiating necessary corrective action for problem loans. The results of loan reviews are reported to the Audit Committee of both the Company's and the Bank's Board of Directors. This process is an integral element of the Bank's loan program. Nonetheless, management maintains a cautious outlook in anticipating the potential effects of uncertain economic conditions (both locally and nationally) and the possibility of more stringent regulatory standards.

RECENT ACQUISITIONS

On July 2, 2012, the Company purchased certain assets of The Securance Group, Inc.,an independent insurance agency with locations in Brewton, Montgomery and Troy, Alabama. Consideration paid to complete this transaction consisted of cash paid to The Securance Group shareholders in the aggregate amount of approximately $6,750,000. The provisions of the related purchase agreement also provide for additional aggregate consideration of up to $2,000,000 in cash to be paid in three annual installments if certain performance criteria are met. This acquisition was not material to the financial position or results of operations of the Company.

EMPLOYEES

At December 31, 2012, the Company and its subsidiaries had approximately 4,231 full-time equivalent employees. The Company and its subsidiaries are not a party to any collective bargaining agreements and employee relations are considered to be good.

EXECUTIVE OFFICERS OF THE REGISTRANT

Information follows concerning the executive officers of the Company:

Name	Offices Held	Age
James D. Rollins III	Chief Executive Officer of the Company and the Bank; Director of the Company	54
Aubrey B. Patterson	Chairman of the Board of Directors of the Company and the Bank; Director of the Company	70
James V. Kelley	President and Chief Operating Officer of the Company and the Bank; Director of the Company	63
William L. Prater	Treasurer and Chief Financial Officer of the Company; Executive Vice President, Chief Financial Officer and Cashier of the Bank	52
Larry Bateman	Executive Vice President of the Company and Vice Chairman of the Bank	63
W. James Threadgill, Jr.	Executive Vice President of the Company and Vice Chairman of the Bank	58
Gordon Lewis	Executive Vice President of the Company and Vice Chairman of the Bank	63

James Ronald Hodges	Executive Vice President of the Company and Vice Chairman and Chief Lending Officer of the Bank	60
Cathy S. Freeman	Executive Vice President and Corporate Secretary of the Company and the Bank	47
Carol Waddle	Executive Vice President of the Company and Executive Vice President, Audit and Loan Review of the Bank	51

None of the executive officers of the Company is related by blood, marriage or adoption to any other executive officer or to any of the Company's directors or nominees for election at the 2013 annual meeting of shareholders. There are no arrangements or understandings between any of the executive officers and any other person pursuant to which any individual was or is to be selected as an officer. The executive officers of the Company are appointed by the Board of Directors at its first meeting following the annual meeting of shareholders, and they hold office until the next annual meeting or until their successors are duly appointed and qualified.

Effective November 27, 2012, Mr. Rollins was appointed Chief Executive Officer of the Bank and the Company. Prior to joining the Company, Mr. Rollins served as President and Chief Operating Officer of Prosperity Bancshares, Inc. for at least the preceding five years.

Mr. Patterson has served as Chairman of the Board of Directors of the Company and the Bank for at least the past five years and served as Chief Executive Officer of the Bank and the Company for at least the past five years until November 27, 2012, the effective date of his retirement from such office.

Mr. Kelley has served as President and Chief Operating Officer of the Bank and the Company for at least the past five years.

Mr. Prater joined the Company on September 1, 2008 and served as Executive Vice President until June 30, 2009, when he was named Treasurer and Chief Financial Officer of the Company and Executive Vice President, Chief Financial Officer and Cashier of the Bank. Prior to joining the Company, Mr. Prater most recently served as Executive Vice President of Finance at Regions Bank.

Mr. Bateman has served as Executive Vice President of the Company and Vice Chairman of the Bank for at least the past five years.

Mr. Threadgill has served as Executive Vice President of the Company and Vice Chairman of the Bank for at least the past five years.

Mr. Lewis has served as Executive Vice President of the Company and Vice Chairman of the Bank for at least the past five years.

Mr. Hodges had served as Regional and Area Loan Administrator for at least three years prior to April 2010, when he was named Senior Executive Vice President of the Bank and Deputy to the Company's Chief Lending Officer. Mr. Hodges served in that capacity until September 2011, when he was named Executive Vice President of the Company and Vice Chairman and Chief Lending Officer of the Bank.

Mrs. Freeman has served as Executive Vice President of the Company and the Bank for at least the past five years.

Ms. Waddle had served as Senior Vice President and General Auditor of the Company for at least two years prior to January 27, 2010, when she was named Senior Vice President of the Company and Senior Vice President, Audit and Loan Review of the Bank. Ms. Waddle served in that capacity until January 2012, when she was named Executive Vice President of the Company and Executive Vice President, Audit and Loan Review of the Bank.

ITEM 1A. RISK FACTORS.

Certain statements contained in this Annual Report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "plan," "predict," "foresee," "may," "might," "will," "would," "should," "could" or "intend," future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, those relating to the Company's trademarks, the Company's ability to compete effectively, the effect of changes in laws, governmental regulations and legislative proposals affecting financial institutions, examinations by federal regulators, commercial loans, repurchase of mortgage loans, the impact of economic conditions in the Company's market area and the economic downturn, identification and resolution of credit issues, debit card revenues, the use of non-U.S. GAAP financial measures, the effect of certain claims, legal and administrative proceedings and pending litigation, reserves for troubled debt restructurings, diversification of revenue stream, the Company's policy regarding asset quality, the Company's policy regarding underwriting and lending practices, critical and significant accounting policies, allowance for credit losses, other real estate owned, impairment of goodwill, other-than-temporary impairment of securities, valuation of mortgage servicing rights, pension and other postretirement benefit amounts, net interest revenue, net interest margin, interest rate sensitivity, the impact of the historically low interest rate environment, credit quality, credit losses, determination of collateral fair value, analysis of guarantors, compliance with underwriting and/or appraisal standards, potential losses from representation and warranty obligations, the Company's foreclosure process, inspection and review of construction, acquisition and development loans, maturity and renewal of construction, acquisition and development loans, deferred tax assets, unrecognized tax benefits, disputed tax positions, junior subordinated debt securities, capital resources, sources of liquidity and liquidity strategies, sources of maturing loans and investment securities, the Company's ability to obtain funding, the ability to declare and/or pay dividends, credit losses from off-balance sheet commitments and arrangements, future acquisitions and consideration to be used therefor, the impact of recent accounting pronouncements, amortization expense of amortizable identifiable intangible assets, interest income, valuation of stock options, fair value of loans and leases, fair value of held-to-maturity and available-for-sale securities, maturities of available-for-sale securities, appraisal adjustments, concessions granted for troubled debt restructurings, value of investment securities, contributions to pension plans, related party transactions, impaired loans, nonperforming loans and leases, non-accrual loans and leases, economic value of equity, future lease payments, the use of proceeds from the underwritten public offering of the Company's common stock, deposits, the Company's operating results and financial condition, and amendments to the Company's code of business conduct and ethics or waiver of a provision thereof.

We caution you not to place undue reliance on the forward-looking statements contained in this Report in that actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors include, but are not limited to, the following:

- Local, regional and national economic conditions and the impact they may have on the Company and its customers and the Company's assessment of that impact;
- The ability of the Company to increase noninterest revenue and expand noninterest revenue business;
- Changes in general business or economic conditions or government fiscal and monetary policies;
- Fluctuations in prevailing interest rates and the effectiveness of the Company's interest rate hedging strategies;
- The ability of the Company to maintain credit quality;
- The ability of the Company to provide and market competitive products and services;
- Changes in the Company's operating or expansion strategy;
- Geographic concentration of the Company's assets and susceptibility to economic downturns in that area;
- The availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity;
- Volatility and disruption in national and international financial markets;
- Government intervention in the U.S. financial system;
- Laws and regulations affecting financial institutions in general;
- The ability of the Company to operate and integrate new technology;
- The ability of the Company to manage its growth and effectively serve an expanding customer and market base;
- The ability of the Company to attract, train and retain qualified personnel;
- Changes in consumer preferences;
- The ability of the Company to collect amounts due under loan agreements and to attract deposits;
- Legislation and court decisions related to the amount of damages recoverable in legal proceedings;

- Possible adverse rulings, judgments, settlements and other outcomes of pending litigation; and
- Other factors generally understood to affect the financial results of financial services companies.

The Company undertakes no obligation to update its forward-looking statements to reflect events or circumstances that occur after the date of this Report.

In addition to the factors listed above that could influence the forward-looking statements in this Report, management believes that the risk factors set forth below should be considered in evaluating the Company's business. Other relevant risk factors are outlined below and may be supplemented from time to time in the Company's filings with the SEC.

Our financial performance may be adversely affected by conditions in the financial markets and economic conditions generally.

Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where we operate and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, natural disasters or a combination of these or other factors.

Since mid-2007, the financial services industry and the securities markets generally have been materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. The global markets have been characterized by substantially increased volatility and an overall loss of investor confidence. Market conditions have led to the failure or merger of a number of prominent financial institutions. Financial institution failures or near-failures have resulted in further losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with such entities as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads and to cause rating agencies to lower credit ratings. Despite recent stabilization in asset prices, economic performance and significant declines in Federal Reserve borrowing rates, there remains a risk of continued asset and economic deterioration, which may increase the cost and decrease the availability of liquidity. Additionally, some banks and other lenders have suffered significant losses and they have become reluctant to lend, even on a secured basis, because of capital limitations, potentially increased risks of default and the impact of declining asset values on collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions worldwide.

In addition, certain European nations continue to experience varying degrees of financial stress. Despite various assistance packages, market concerns over the direct and indirect exposure of European banks and insurers to these European nations and each other have resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. Risks related to the European economic crisis have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets.

There can be no assurance that global market and economic conditions will improve in the near term. Such conditions could adversely affect the credit quality of our loans, our results of operations and our financial condition.

Our provision and allowance for credit losses may not be adequate to cover actual credit losses.

We make various assumptions and judgments about the collectability of our loan and lease portfolio and utilize these assumptions and judgments when determining the provision and allowance for credit losses. The determination of the appropriate level of the provision for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the amount reserved in the allowance for credit losses. In addition, bank regulatory agencies periodically review our provision and the total allowance for credit losses and may require an increase in the allowance for credit losses or future provisions for credit losses, based on judgments different than those of management. Any increases in the provision or allowance for credit losses will result in a decrease in our net income and, potentially, capital, and may have a material adverse effect on our financial condition and results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Provision for Credit Losses and Allowance for Credit Losses" included herein for more information regarding our process for determining the appropriate level of the provision and allowance for credit losses.

We make and hold in our portfolio a significant number of real estate construction, acquisition and development loans, which are based upon estimates of costs and values associated with the completed project and which pose more credit risk than other types of loans typically made by financial institutions.

At December 31, 2012, we had a balance of $735.8 million in real estate construction, acquisition and development loans, representing 8.5% of our total loan portfolio. These real estate construction, acquisition and development loans have certain risks that are not present in other types of loans. The primary credit risks associated with real estate construction, acquisition and development loans are underwriting, project risks and market risks. Project risks include cost overruns, borrower credit risk, project completion risk, general contractor credit risk and environmental and other hazard risks. Market risks are risks associated with the sale of the completed residential and commercial units. They include affordability risk, which means the risk that borrowers cannot obtain affordable financing, product design risk, and risks posed by competing projects. Real estate construction, acquisition and development loans also involve additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, real estate construction, acquisition and development loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance and accrued interest on the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it. The adverse effects of the foregoing matters upon our real estate construction, acquisition and development portfolio could necessitate a further increase in non-performing loans related to this portfolio and these non-performing loans may result in a material level of charge-offs, which may have a material adverse effect on our financial condition and results of operations. At December 31, 2012, non-accrual real estate construction, acquisition and development loans totaled $66.6 million.

As a result of the downturn in the housing market, demand for construction, acquisition and development loans has been declining, a trend that management expects to continue. The decline in this portfolio presents an additional challenge to maintaining and growing our earning assets.

We hold a significant amount of other real estate owned and may acquire and hold significant additional amounts, which could lead to increased operating expenses and vulnerability to additional declines in real property values.

As our business necessitates, we foreclose on and take title to real estate serving as collateral for loans. At December 31, 2012, we had $103.2 million of other real estate owned, compared to $173.8 million at December 31, 2011. Significant other real estate owned balances have resulted in substantial noninterest expenses as we incur costs to manage, maintain and dispose of foreclosed properties. We expect that our earnings will continue to be negatively affected by various expenses associated with other real estate owned, including personnel costs, insurance and taxes, completion and repair costs, valuation adjustments and other expenses associated with real property ownership, as well as by the funding costs associated with other real estate owned assets and any unfavorable pricing in connection with the disposition of foreclosed properties. The expenses associated with holding a significant amount of other real estate owned could have a material adverse effect on our results of operations and financial condition.

Other real estate is reported at the lower of cost or fair value, less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. At the time of foreclosure, any excess of the loan balance over the fair value of the real estate held as collateral is charged to the allowance for credit losses. Subsequent valuation adjustments on the periodic revaluation of the property will result in additional charges, with a corresponding write-down expense. Significant judgments and complex estimates are required in estimating the fair value of other real estate owned, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as we have experienced during the past few years. In response to market conditions and other economic factors, we may utilize alternative sale strategies other than orderly disposition as part of our other real estate owned disposition strategy, such as immediate liquidation sales. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate owned. A significant increase in the rate of foreclosures on real estate collateral with reported fair values less than the loan balances, a substantial additional decline in the value of our holdings of other real estate owned or our failure to realize net proceeds from sales of substantial amounts of other real estate owned equal to or greater than our reported values, or some combination of these, could have a material adverse effect on our financial condition.

Our ability to declare and pay dividends is limited.

There can be no assurance of whether or when we may pay dividends on our common stock in the future. Future dividends, if any, will be declared and paid at the discretion of our board of directors and will depend on a number of factors. Historically, our principal source of funds used to pay cash dividends on our common equity has been dividends received from the Bank. Although the Bank's asset quality, earnings performance, liquidity and capital requirements will be taken into account before we declare or pay any future dividends on our common stock, our board of directors will also consider our liquidity and capital requirements and our board of directors could determine to declare and pay dividends without relying on dividend payments from the Bank.

Federal and state banking laws and regulations and state corporate laws restrict the amount of dividends we may declare and pay. For example, under guidance issued by the Federal Reserve Board, as a bank holding company, we are required to consult with the Federal Reserve before declaring dividends and are to consider eliminating, deferring or reducing dividends if (i) our net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) our prospective rate of earnings retention is not consistent with our capital needs and overall current and prospective financial condition, or (iii) we will not meet, or are in danger of not meeting, our minimum regulatory capital adequacy ratios.

In addition, we need the approval of the Federal Reserve and the Bank needs the approval of the FDIC before paying cash dividends. Further, the Bank's board of directors has approved a resolution requested by the FDIC and the Mississippi Department of Banking and Consumer Finance such that the declaration and payment of dividends will be limited to the Bank's current net operating income and conditioned upon the prior written consent of the regulators and maintenance of minimum capital ratios. Finally, our board of directors has approved a resolution requested by the Federal Reserve such that we need the prior approval of the Federal Reserve before making any declaration or payment of dividends on any of our capital stock.

We may become involved in legal or administrative proceedings filed by or against us.

The nature of our business ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative investigations and proceedings. Although we have developed policies and procedures to minimize the impact of legal noncompliance and other disputes and endeavored to provide reasonable insurance coverage, litigation and regulatory actions present an ongoing risk.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards. On at least a quarterly basis, we assess our liabilities and contingencies in connection with outstanding legal proceedings as well as certain threatened claims (which are not considered incidental to the ordinary conduct of our business) utilizing the latest and most reliable information available. For matters where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established. For matters where it is probable we will incur a loss and the amount can be reasonably estimated, we establish an accrual for the loss. Once established, the accrual is adjusted periodically to reflect any relevant developments. The actual cost of any outstanding legal proceedings or threatened claims, however, may turn out to be substantially higher than the amount accrued. Further, our insurance will not cover all such litigation, other proceedings or claims, or the costs of defense. While the final outcome of any legal proceedings is inherently uncertain, based on the information available, advice of counsel and available insurance coverage, management believes that the litigation-related expense we have accrued is adequate and that any incremental liability arising from pending legal proceedings and threatened claims and those otherwise arising in the ordinary course of business, will not have a material adverse effect on our business or consolidated financial condition. It is possible, however, that future developments could result in an unfavorable outcome for or resolution of any one or more of the lawsuits in which the Company or its subsidiaries are defendants, which may be material to the Company's results of operations for one or more quarterly reporting periods. See "Item 3. Legal Proceedings" included herein for more information regarding material pending legal proceedings.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available on favorable terms when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance any acquisitions or we may otherwise elect or be required to raise additional capital. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot provide assurance of our ability to raise additional capital if needed or to be able to do so on terms acceptable to us. If we cannot raise additional capital on favorable terms when needed, it may have a material adverse effect on our financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on the liquidity of the Bank and/or the Company. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. A decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated could detrimentally impact our access to liquidity sources. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

Our operations are subject to extensive governmental regulation and supervision.

We elected to be a financial holding company pursuant to the GLBA and the Bank Holding Company Act. The Bank is a Mississippi state banking corporation. Both the Company and the Bank are subject to extensive governmental regulation, supervision, legislation and control. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These laws and regulations limit the manner in which we operate, including the amount of loans we can originate, interest we can charge on loans and fees we can charge for certain services.

The Company and the Bank are currently well capitalized under applicable guidelines. Our business could be negatively affected, however, if the Company or the Bank fails to remain well capitalized. For example, because the Bank and its subsidiaries are well capitalized and we qualify as a financial holding company, we are permitted to engage in a broader range of activities than are permitted to a bank holding company. Loss of financial holding company status would require that we either cease these broader activities or divest certain of the Bank's subsidiaries if we desire to continue such activities.

Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. It is possible that there will be continued changes to the banking and financial institutions regulatory regimes in the future. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. We cannot predict the extent to which the government and governmental organizations may change any of these laws or controls. We also cannot predict how such changes would adversely affect our business and prospects.

The Dodd-Frank Act and related rules and regulations may adversely affect our business, financial condition and results of operations.

The Dodd-Frank Act contains a variety of far-reaching changes and reforms for the financial services industry and directs federal regulatory agencies to study the effects of, and issue implementing regulations for, these reforms. Many of the provisions of the Dodd-Frank Act could have a direct effect on our performance and, in some cases, impact our ability to conduct business. Examples of these provisions include, but are not limited to:

- Creation of the Financial Stability Oversight Council that may recommend to the Federal Reserve increasingly strict rules for capital, leverage, liquidity, risk management and other requirements as companies grow in size and complexity;
- Application of the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank and financial holding companies, such as the Company;
- Changes to deposit insurance assessments;
- Regulation of proprietary trading;
- Repeal of the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;
- Establishment of the Consumer Financial Protection Bureau with broad authority to implement new consumer protection regulations and, for bank and financial holding companies with $10 billion or more in assets, to examine and enforce compliance with federal consumer laws;
- Implementation of risk retention rules for loans (excluding qualified residential mortgages) that are sold by a bank;
- Implementation of annual stress tests for all state member banks with assets exceeding $10 billion and
- Regulation of debit-card interchange fees.

Many of these provisions have already been the subject of proposed and final rules by the FDIC and Federal Reserve. Many other provisions, however, remain subject to regulatory rulemaking and implementation, the effects of which are not yet known. The provisions of the Dodd-Frank Act and any rules adopted to implement those provisions as well as any additional legislative or regulatory changes may impact the profitability of our business, may require that we change certain of our business practices, may materially affect our business model or affect retention of key personnel, may require us to raise additional capital and could expose us to additional costs (including increased compliance costs). These and other changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our financial condition and results of operations.

The short-term and long-term impact of changes to banking capital standards could negatively impact our regulatory capital and liquidity.

In September 2010, the oversight body of the Basel Committee announced a package of reforms, commonly referred to as Basel III, that will substantially increase existing capital requirements as well as add liquidity requirements for financial institutions. Basel III would require capital to be held in the form of tangible common equity, generally increase the required capital ratios, phase out certain kinds of intangibles treated as capital and certain types of instruments, like trust preferred securities, and change the risk weightings of assets used to determine required capital ratios. While we cannot predict the final form the revised capital and liquidity regulations will take, the new standards will likely require that we maintain more capital and manage the configuration of our assets and liabilities in order to comply with new liquidity requirements, which could have a material adverse effect on our liquidity, capital resources, results of operations and financial condition. See "Item 1. Business – Regulation and Supervision" included herein for more information regarding Basel III.

We obtain a significant portion of our noninterest revenue through service charges on core deposit accounts, and regulations impacting service charges could reduce our fee income.

A significant portion of our noninterest revenue is derived from service charge income. Management anticipates that changes in banking regulations and, in particular, the Federal Reserve's rules pertaining to certain overdraft payments on consumer accounts and the FDIC's Overdraft Payment Programs and Consumer Protection Final Overdraft Payment Supervisory Guidance, will have an adverse impact on our service charge income. Additionally, changes in customer behavior as well as increased competition from other financial institutions may result in declines in deposit accounts or in overdraft frequency resulting in a decline in service charge income. A reduction in deposit account fee income could have a material adverse effect on our earnings.

Because of the geographic concentration of our assets, our business is highly susceptible to local economic conditions.

Our business is primarily concentrated in selected markets in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida, Missouri and Illinois. As a result of this geographic concentration, our financial condition and results of operations depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets we serve could result in one or more of the following: an increase in loan delinquencies; an increase in problem assets and foreclosures; a decrease in the demand for our products and services; and a decrease in the value of collateral for loans, especially real estate collateral, in turn reducing customers' borrowing power, the value of assets associated with problem loans and collateral coverage.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure owed to us. Any such losses could have a material adverse affect on our financial condition and results of operations.

Changes in interest rates could have an adverse impact on our results of operations and financial condition.

Our earnings and financial condition are dependent to a large degree upon net interest income, which is the difference or spread between interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities may fluctuate. This can cause decreases in our spread and can adversely affect our earnings and financial condition.

Interest rates are highly sensitive to many factors including:

- The rate of inflation;
- Economic conditions;
- Federal monetary policies; and
- Stability of domestic and foreign markets.

The Bank originates residential mortgage loans for sale and for our portfolio. The origination of residential mortgage loans is highly dependent on the local real estate market and the level of interest rates. Increasing interest rates tend to reduce the origination of loans for sale and fee income, which we report as gain on sale of loans. Decreasing interest rates generally result in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This typically leads to reinvestment at lower rates than the loans or securities were paying. Changes in market interest rates could also reduce the value of our financial assets. Our financial condition and results of operations could be adversely affected if we are unsuccessful in managing the effects of changes in interest rates.

Monetary policies and economic factors may limit our ability to attract deposits or make loans.

The monetary policies of federal regulatory authorities, particularly the Federal Reserve, and economic conditions in our service area and the United States generally, affect our ability to attract deposits and extend loans. We cannot predict either the nature or timing of any changes in these monetary policies and economic conditions, including the Federal Reserve's interest rate policies, or their impact on our financial performance. The banking business is subject to various material business risks, which have become more acute during the current environment of economic slowdown and recession. In the current economic environment, foreclosures have increased and such conditions could also lead to a potential decline in deposits and demand for loans.

Volatility in capital and credit markets could adversely affect our business.

The capital and credit markets have been experiencing volatility and disruption for several years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Reputational risk may impact our results.

Our ability to originate and maintain accounts is highly dependent upon customer and other external perceptions of our business practices and/or our financial health. Adverse perceptions regarding our business practices and/or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the customer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. While we carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our customers and the products and services we offer. Adverse reputational impacts or events may also increase our litigation risk.

Hurricanes or other adverse weather events could negatively affect local economies where we maintain branch offices or cause disruption or damage to our branch office locations, which could have an adverse effect on our business or results of operations.

We have operations in Mississippi, Alabama, Louisiana, Texas and Florida, which include areas susceptible to hurricanes or tropical storms. Such weather conditions can disrupt our operations, result in damage to our branch office locations or negatively affect the local economies in which we operate. We cannot predict whether or to what extent damage caused by future hurricanes, tropical storms or other adverse weather events will affect our operations or the economies in our market areas, but such weather conditions could result in a decline in loan originations and an increase in the risk of delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of devastating hurricanes or storms.

We could be required to write down goodwill and other intangible assets.

When we acquire a business, a portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. At December 31, 2012, our goodwill and other identifiable intangible assets were $292.5 million. Under current accounting standards, if we determine goodwill or intangible assets are impaired because, for example, the acquired business does not meet projected revenue targets or certain key employees leave, we are required to write down the carrying value of these assets. We conduct a review at least annually to determine whether goodwill is impaired. Our annual goodwill impairment evaluation performed during the fourth quarter of 2012 indicated no impairment of goodwill for our reporting segments. We cannot provide assurance, however, that we will not be required to take an impairment charge in the future. Any impairment charge would have an adverse effect on our shareholders' equity and financial results and could cause a decline in our stock price.

Diversification in types of financial services may adversely affect our financial performance.

As part of our business strategy, we may further diversify our lines of business into areas that are not traditionally associated with the banking business. As a result, we would need to manage the development of new business lines in which we have not previously participated. Each new business line would require the investment of additional capital and the significant involvement of our senior management to develop and integrate the service subsidiaries with our traditional banking operations. We can offer no assurances that we will be able to develop and integrate new services without adversely affecting our financial performance.

Maintaining or increasing our market share may depend upon our ability to adapt our products and services to evolving industry standards and consumer preferences.

Our success depends, in part, on our ability to adapt our products and services as well as our distribution of them to evolving industry standards and consumer preferences. Payment methods have evolved with the advancement of technology, such as consumer use of smart phones and PayPal accounts to pay bills, thereby increasing competitive pressure in the delivery of financial products and services. The development and adoption by us of new technologies could require us to make substantial expenditures to modify our existing products and services. Further, we might not be successful in developing or introducing new products and services, adapting to changing consumer preferences and spending and saving habits, achieving market acceptance or regulatory approval, or sufficiently maintaining and growing a loyal customer base. Our inability to adapt to evolving industry standards and consumer preferences could have an adverse impact on our financial condition and results of operations.

We compete with other financial holding companies, bank holding companies, banks, insurance and financial services companies.

The banking, insurance and financial services businesses are extremely competitive in our service areas in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida, Missouri and Illinois. We compete, and will continue to compete, with well-established banks, credit unions, insurance agencies and other financial institutions, some of which have significantly greater resources and lending limits. Some of our competitors provide certain services that we do not provide.

We face risks in connection with completed or potential acquisitions.

Historically, we have grown through the acquisition of other financial institutions as well as the development of de novo offices. If appropriate opportunities present themselves, we intend to pursue additional acquisitions in the future that we believe are strategic, including possible FDIC-assisted transactions. There can be no assurance that we will be able to identify, negotiate or finance potential acquisitions successfully or integrate such acquisitions with our current business.

Upon completion of an acquisition, we are faced with the challenges of integrating the operations, services, products, personnel and systems of acquired companies into our business, which may divert management's attention from ongoing business operations. The success of our acquisitions is often dependent on the continued employment of key employees of the acquired business. If certain key employees were to leave, we could conclude that the value of an acquired business has decreased and that the related goodwill has been impaired. We cannot assure you that we will be successful in effectively integrating any acquisition into the operations of our business or in retaining key employees. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized.

Our growth strategy includes risks that could have an adverse effect on financial performance.

An element of our growth strategy is the acquisition of additional banks (which might include the acquisition of bank assets and liabilities in FDIC-assisted transactions), bank holding companies, financial holding companies, insurance agencies and/or other businesses related to the financial services industry that may complement our organizational structure in order to achieve greater economies of scale. We cannot assure you that appropriate growth opportunities will continue to exist, that we will be able to acquire banks, insurance agencies, bank holding companies and/or financial holding companies that satisfy our criteria or that any such acquisitions will be on terms favorable to us. Further, our growth strategy requires that we continue to hire qualified personnel, while concurrently expanding our managerial and operational infrastructure. We cannot assure you that we will be able to hire and retain qualified personnel or that we will be able to successfully expand our infrastructure to accommodate future acquisitions or growth. As a result of these factors, we may not realize the expected economic benefits associated with our acquisitions. This could have a material adverse effect on our financial performance.

We may experience interruptions or breaches in our information system security.

We rely heavily on communications and information systems to conduct our business and also continue expanding our customers' capabilities to utilize the internet and other technological channels to transact business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. Cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems to sophisticated and targeted measures known as advanced persistent threats. While we have experienced, and expect to continue to experience, these types of threats and incidents, none of them to date have had a material adverse effect on our financial condition or results of operations. Although we employ comprehensive measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, monitoring of our information technology networks and systems and maintenance of backup and protective systems), cyber incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential, sensitive or proprietary information (our own or that of our customers or other third parties) and, the disruption of our business operations. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of these information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by the failure of certain third party vendors to perform.

We rely upon certain third party vendors to provide products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to the risk that these vendors might not perform in accordance with applicable contractual arrangements or service level agreements. We maintain a system of policies and procedures designed to monitor vendor risks. While we believe these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with applicable contractual arrangements or service level agreements could be disruptive to our operations, which could have a material adverse effect on our financial condition and results of operations.

We and/or the holders of certain classes of our securities could be adversely affected by unfavorable ratings from rating agencies.

Our ability to access the capital markets is important to our overall funding profile. This access is affected by the ratings assigned by rating agencies to us, certain of our subsidiaries and particular classes of securities we issue. A downgrade to our or our subsidiaries' credit rating could affect our ability to access the capital markets, increase our borrowing costs and negatively impact our profitability. Additionally, a downgrade of the credit rating of any particular security issued by us or our subsidiaries could negatively affect the ability of the holders of that security to sell the securities and the prices at which any such securities may be sold.

Issuing additional shares of our common stock to acquire other banks, bank holding companies, financial holding companies and/or insurance agencies may result in dilution for existing shareholders and may adversely affect the market price of our stock.

In connection with our growth strategy, we have issued, and may issue in the future, shares of our common stock to acquire additional banks, bank holding companies, financial holding companies, insurance agencies and/or other businesses related to the financial services industry that may compliment our organizational structure. Resales of substantial amounts of common stock in the public market and the potential of such sales could adversely affect the prevailing market price of our common stock and impair our ability to raise additional capital through the sale of equity securities. We usually must pay an acquisition premium above the fair market value of acquired assets for the acquisition of banks, bank holding companies, financial holding companies and insurance agencies. Paying this acquisition premium, in addition to the dilutive effect of issuing additional shares, may also adversely affect the prevailing market price of our common stock.

Anti-takeover provisions may discourage a change of our control.

Our governing documents and certain agreements to which we are a party contain provisions that make a change-in-control difficult to accomplish, and may discourage a potential acquirer. These include a classified or "staggered" board of directors, change-in-control agreements with members of management and supermajority voting requirements. These anti-takeover provisions may have an adverse effect on the market for our common stock.

Securities that we issue, including our common stock, are not FDIC insured.

Securities that we issue, including our common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC or any other governmental agency or instrumentality or any private insurer and are subject to investment risk, including the possible loss of your investment.

We may issue debt or equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because any decision to incur debt or issue securities in future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The physical properties of the Company are held by its subsidiaries as follows:

a. The Bank - The main office is located at One Mississippi Plaza, 201 South Spring Street in the central business district of Tupelo, Mississippi in a seven-floor, modern, glass, concrete and steel office building owned by the Bank. The Bank occupies approximately 80% of the space, with the remainder leased to various unaffiliated tenants.

   The Bank owns 233 of its 255 branch banking facilities. The remaining 22 branch banking facilities are occupied under leases with unexpired terms ranging from one to 11 years. The Bank also owns other buildings that provide space for computer operations, lease servicing, mortgage lending, warehouse needs and other general purposes.

   Management considers all of the Bank's owned buildings and leased premises to be in good condition.

b. BancorpSouth Insurance Services, Inc. - This wholly-owned subsidiary of the Bank owns five of the 29 offices it occupies. It leases 24 offices that have unexpired terms varying in duration from one to nine years.

ITEM 3. LEGAL PROCEEDINGS.

The nature of the Company's business ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative investigations and proceedings. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, and endeavored to provide reasonable insurance coverage, litigation and regulatory actions present an ongoing risk.

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions and potential transactions with numerous customers or applicants. From time to time, borrowers, customers, former employees and other third parties have brought actions against the Company or its subsidiaries, in some cases claiming substantial damages. Financial services companies are subject to the risk of class action litigation and, from time to time, the Company and its subsidiaries are subject to such actions brought against it. Additionally, the Bank is, and management expects it to be, engaged in a number of foreclosure proceedings and other collection actions as part of its lending and leasing collections activities, which, from time to time, have resulted in counterclaims against the Bank. Various legal proceedings have arisen and may arise in the future out of claims against entities to which the Company is a successor as a result of business combinations. The Company's insurance has deductibles, and will likely not cover all such litigation or other proceedings or the costs of defense. The Company and its subsidiaries may also be subject to enforcement actions by federal or state regulators, including the Securities and Exchange Commission, the Federal Reserve, the FDIC, the Consumer

Financial Protection Bureau, the Department of Justice, state attorneys general and the Mississippi Department of Banking and Consumer Finance.

When and as the Company determines it has meritorious defenses to the claims asserted, it vigorously defends against such claims. The Company will consider settlement of claims when, in management's judgment and in consultation with counsel, it is in the best interests of the Company to do so.

In May 2010, the Company and certain of its officers were named in a class action lawsuit filed in the U.S. District Court for the Middle District of Tennessee on behalf of certain purchasers of the Company's common stock. The plaintiff alleged that the defendants issued materially false and misleading statements regarding the Company's business and financial results. In particular, the allegations relate to the Company's recording and reporting of its unaudited financial statements, including the allowance and provision for credit losses, and its internal control over financial reporting leading up to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009. The plaintiff sought class certification, an unspecified amount of damages and awards of costs and attorneys' fees and other equitable relief. In May 2012, the defendants reached a settlement with the plaintiff, the terms of which were granted final approval on October 31, 2012. Pursuant to the terms of the settlement, the Company's insurance carriers funded the settlement payment, other than an immaterial amount of incidental expenses. This settlement did not have a material adverse effect on the Company's business, consolidated financial position or results of operations.

On August 16, 2011, a shareholder filed a putative derivative action purportedly on behalf of the Company in the Circuit Court of Lee County, Mississippi, against certain current and past executive officers and the members of the Board of Directors of the Company. The plaintiff in this shareholder derivative lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the purported class action lawsuit described above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company's business, consolidated financial position or results of operations.

In November 2010, the Company was informed that the Atlanta Regional Office of the SEC had issued an Order of Investigation concerning the Company. This investigation is ongoing and is primarily focused on the Company's recording and reporting of its unaudited financial statements, including the allowance and provision for credit losses, its internal control over financial reporting and its communications with the independent auditors prior to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009. In connection with its investigation, the SEC issued subpoenas for documents and testimony, with which the Company has fully complied. The Company is cooperating fully with the SEC. No claims have been made by the SEC against the Company or against any individuals affiliated with the Company. At this time, it is not possible to predict when or how the investigation will be resolved or the cost or potential liabilities associated with this matter.

On May 18, 2010, the Bank was named as a defendant in a purported class action lawsuit filed by an Arkansas customer of the Bank in the U.S. District Court for the Northern District of Florida. The suit challenges the manner in which overdraft fees were charged and the policies related to posting order of debit card and ATM transactions. The suit also makes a claim under Arkansas' consumer protection statute. The plaintiff is seeking to recover damages in an unspecified amount and equitable relief. The case was transferred to pending multi-district litigation in the U.S. District Court for the Southern District of Florida. On May 4, 2012, the judge presiding over the multi-district litigation entered an order certifying a class in this case. The Bank has filed a petition for leave to appeal the class certification order, which, if granted, would provide the Bank with an immediate right to appeal the class certification order. At this stage of the lawsuit, management of the Company cannot determine the probability of an unfavorable outcome to the Company. There are significant uncertainties involved in any purported class action litigation. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company's business, consolidated financial position or results of operations. However, there can be no assurance that an adverse outcome or settlement would not have a material adverse effect on the Company's consolidated results of operations for a given fiscal period.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET FOR COMMON STOCK

The common stock of the Company trades on the New York Stock Exchange under the symbol "BXS." The following table sets forth, for the quarters indicated, the range of sale prices of the Company's common stock as reported on the New York Stock Exchange:

		High	Low
2012	Fourth	$ 15.00	$ 12.55
	Third	15.69	13.81
	Second	14.70	12.40
	First	14.21	10.85
2011	Fourth	$ 11.39	$ 8.23
	Third	14.35	8.61
	Second	16.25	11.57
	First	16.75	14.71

HOLDERS OF RECORD

As of February 15, 2013, there were 8,172 shareholders of record of the Company's common stock.

DIVIDENDS

The Company declared cash dividends each quarter in an aggregate annual amount of $0.04 and $0.14 per share during 2012 and 2011, respectively. Future dividends, if any, will vary depending on the Company's profitability, anticipated capital requirements and applicable federal and state regulations. The Company is further restricted by the Federal Reserve's authority to limit or prohibit the payment of dividends, as outlined in SR 09-4. The board of directors of the Company has adopted a resolution requested by the Federal Reserve Bank that, among other things, requires that the Company obtain prior written approval of the Federal Reserve Bank before taking a number of actions, including declaring and paying dividends to the Company's shareholders, making distributions in connection with outstanding trust preferred securities and redeeming outstanding equity securities. The Bank's board of directors has adopted a resolution requested by the FDIC and the Mississippi Department of Banking and Consumer Finance that, among other things, limits the declaration and payment of dividends and requires maintenance of enhanced capital ratios. There can be no assurance that the Federal Reserve Bank, the FDIC or the Mississippi Department of Banking and Consumer Finance will not limit or prohibit future dividends. See "Item 1. Business – Regulation and Supervision" included herein for more information on restrictions and limitations on the Company's ability to pay dividends.

ISSUER PURCHASES OF EQUITY SECURITIES

The Company made the following purchases of its common stock during the quarter ended December 31, 2012:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share
October 1 - October 31	-	$ -
November 1 - November 30	-	-
December 1 - December 31	5,158	14.54
Total	5,158	

(1) This represents 5,158 shares redeemed from an employee during the fourth quarter of 2012 for tax withholding purposes upon vesting of restricted stock.

ITEM 6. SELECTED FINANCIAL DATA.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Selected Financial Information" for the Selected Financial Data.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The Company is a regional financial holding company with $13.4 billion in assets headquartered in Tupelo, Mississippi. The Company's wholly-owned banking subsidiary has commercial banking operations in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida, and Missouri. The Bank and its consumer finance, credit insurance, insurance agency and brokerage subsidiaries provide commercial banking, leasing, mortgage origination and servicing, insurance, brokerage and trust services to corporate customers, local governments, individuals and other financial institutions through an extensive network of branches and offices. The Bank's insurance agency subsidiary also operates an office in Illinois.

Management's discussion and analysis provides a narrative discussion of the Company's financial condition and results of operations for the previous three years. For a complete understanding of the following discussion, you should refer to the Consolidated Financial Statements and related Notes presented elsewhere in this Report. This discussion and analysis is based on reported financial information, and certain amounts for prior years have been reclassified to conform with the current financial statement presentation. The information that follows is provided to enhance comparability of financial information between years and to provide a better understanding of the Company's operations.

As a financial holding company, the financial condition and operating results of the Company are heavily influenced by economic trends nationally and in the specific markets in which the Company's subsidiaries provide financial services. Generally, during the past several years, the pressures of the national and regional economic cycle have created a difficult operating environment for the financial services industry. The Company is not immune to such pressures and the continuing economic downturn has had a negative impact on the Company and its customers in all of the markets that it serves. While this impact has been reflected in the Company's credit quality measures during the past two years, the Company's allowance for credit losses, net charge-offs, total non-performing loans and leases ("NPLs") and total non-performing assets ("NPAs") decreased at December 31, 2012, when compared to December 31, 2011 and 2010. Management believes that the Company is better positioned with respect to overall credit quality as evidenced by the improvement in credit quality metrics at December 31, 2012 compared to December 31, 2011. Management believes, however, that continued weakness in the economic environment could adversely affect the strength of the credit quality of the Company's assets overall. Therefore, management will continue to focus on early identification and resolution of any credit issues.

The largest source of the Company's revenue is derived from the operation of its principal operating subsidiary, the Bank. The financial condition and operating results of the Bank are affected by the level and volatility of interest rates on loans, investment securities, deposits and other borrowed funds, and the impact of economic downturns on loan demand, collateral value and creditworthiness of existing borrowers. The financial services industry is highly competitive and heavily regulated. The Company's success depends on its ability to compete aggressively within its markets while maintaining sufficient asset quality and cost controls to generate net income.

During 2012, the Company's debit card revenue decreased by $10.2 million compared to 2011 as a result of the impact of the Durbin Amendment. The $10.2 million decrease is based on management's assumptions that revenue associated with consumer signature activity would be 58% of the level prior to the implementation of the Durbin Amendment, revenue associated with business signature activity would be 12% of the level prior to the implementation of the Durbin Amendment and revenue associated with consumer and business PIN activity would be 80% of the level prior to the implementation of the Durbin Amendment.

The information that follows is provided to enhance comparability of financial information between periods and to provide a better understanding of the Company's operations.

SELECTED FINANCIAL INFORMATION

	At or for the Year Ended December 31,				
	2012	2011	2010	2009	2008
Earnings Summary:	(Dollars in thousands, except per share amounts)				
Interest revenue	$ 486,424	$ 537,853	$ 582,762	$ 615,414	$ 705,413
Interest expense	71,833	102,940	141,620	170,515	264,577
Net interest revenue	414,591	434,913	441,142	444,899	440,836
Provision for credit losses	28,000	130,081	204,016	117,324	56,176
Net interest revenue, after provision for credit losses	386,591	304,832	237,126	327,575	384,660
Noninterest revenue	280,149	270,845	264,144	275,276	245,607
Noninterest expense	549,193	533,633	487,033	490,017	455,913
Income before income taxes	117,547	42,044	14,237	112,834	174,354
Income tax expense (benefit)	33,252	4,475	(8,705)	30,105	53,943
Net income	$ 84,295	$ 37,569	$ 22,942	$ 82,729	$ 120,411
Balance Sheet - Year-End Balances:					
Total assets	$ 13,397,198	$ 12,995,851	$ 13,615,010	$ 13,167,867	$ 13,480,218
Total securities	2,434,032	2,513,518	2,709,081	1,993,594	2,316,380
Loans and leases, net of unearned income	8,636,989	8,870,311	9,333,107	9,775,136	9,691,277
Total deposits	11,088,146	10,955,189	11,490,021	10,677,702	9,711,872
Long-term debt	33,500	33,500	110,000	112,771	286,312
Total shareholders' equity	1,449,052	1,262,912	1,222,244	1,276,296	1,240,260
Balance Sheet - Average Balances:					
Total assets	13,067,276	13,280,047	13,304,836	13,203,659	13,200,801
Total securities	2,490,898	2,620,404	2,157,096	2,179,479	2,417,390
Loans and leases, net of unearned income	8,719,399	9,159,431	9,621,529	9,734,580	9,429,963
Total deposits	10,936,694	11,251,406	11,107,445	10,155,730	9,803,999
Long-term debt	33,500	66,673	111,547	290,582	278,845
Total shareholders' equity	1,413,667	1,240,768	1,241,321	1,255,605	1,224,280
Common Share Data:					
Basic earnings per share	$ 0.90	$ 0.45	$ 0.28	$ 0.99	$ 1.46
Diluted earnings per share	0.90	0.45	0.27	0.99	1.45
Cash dividends per share	0.04	0.14	0.88	0.88	0.87
Book value per share	15.33	15.13	14.64	15.29	14.92
Tangible book value per share	12.23	11.68	11.17	11.78	11.35
Dividend payout ratio	4.44	31.11	314.29	88.89	60.00
Financial Ratios:					
Return on average assets	0.65%	0.28%	0.17%	0.63%	0.91%
Return on average shareholders' equity	5.96%	3.03%	1.85%	6.59%	9.84%
Total shareholders' equity to total assets	10.82%	9.72%	8.98%	9.69%	9.20%
Tangible shareholders' equity to tangible assets	8.83%	7.67%	7.00%	7.63%	7.15%
Net interest margin-fully taxable equivalent	3.57%	3.69%	3.70%	3.77%	3.75%
Credit Quality Ratios:					
Net charge-offs to average loans and leases	0.67%	1.44%	1.90%	0.76%	0.40%
Provision for credit losses to average loans and leases	0.32%	1.42%	2.12%	1.21%	0.60%
Allowance for credit losses to net loans and leases	1.90%	2.20%	2.11%	1.80%	1.37%
Allowance for credit losses to NPLs	70.42%	60.55%	49.93%	94.41%	207.45%
Allowance for credit losses to NPAs	48.83%	39.33%	37.31%	71.64%	120.36%
NPLs to net loans and leases	2.70%	3.63%	4.23%	1.91%	0.66%
NPAs to net loans and leases	3.90%	5.59%	5.65%	2.51%	1.14%
Capital Ratios:					
Tier 1 capital	13.77%	11.77%	10.61%	11.17%	10.79%
Total capital	15.03%	13.03%	11.87%	12.42%	12.04%
Tier 1 leverage capital	10.25%	8.85%	8.07%	8.95%	8.65%

In addition to financial ratios based on measures defined by U.S. GAAP, the Company utilizes tangible shareholders' equity and tangible asset measures when evaluating the performance of the Company. Tangible shareholders' equity is defined by the Company as total shareholders' equity less goodwill and identifiable intangible assets. Tangible assets are defined by the Company as total assets less goodwill and identifiable intangible assets. Management believes the ratio of tangible shareholders' equity to tangible assets to be important to investors who are interested in evaluating the adequacy of the Company's capital levels. Tangible book value per share is defined by the Company as tangible shareholders' equity divided by total common shares outstanding. Management believes that tangible book value per share is important to investors who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. The following table reconciles tangible assets and tangible shareholders' equity as presented above to U.S. GAAP financial measure as reflected in the Company's unaudited consolidated financial statements:

	December 31,				
	2012	2011	2010	2009	2008
			(In thousands)		
Tangible Assets:					
Total assets	$ 13,397,198	$ 12,995,851	$ 13,615,010	$ 13,167,867	$ 13,480,218
Less: Goodwill	275,173	271,297	270,097	270,097	268,966
Identifiable intangible assets	17,329	16,613	19,624	23,533	28,164
Total tangible assets	$ 13,104,696	$ 12,707,941	$ 13,325,289	$ 12,874,237	$ 13,183,088
Tangible Shareholders' Equity					
Total shareholders' equity	$ 1,449,052	$ 1,262,912	$ 1,222,244	$ 1,276,296	$ 1,240,260
Less: Goodwill	275,173	271,297	270,097	270,097	268,966
Identifiable intangible assets	17,329	16,613	19,624	23,533	28,164
Total tangible shareholders' equity	$ 1,156,550	$ 975,002	$ 932,523	$ 982,666	$ 943,130
Total shares outstanding	94,437,552	83,483,796	83,481,737	83,450,296	83,105,100
Tangible shareholders' equity to tangible assets	8.83%	7.67%	7.00%	7.63%	7.15%
Tangible book value per share	$ 12.25	$ 11.68	$ 11.17	$ 11.78	$ 11.35

FINANCIAL HIGHLIGHTS

The Company reported net income of $84.3 million for 2012 compared to $37.6 million for 2011 and $22.9 million for 2010. The decreased provision for credit losses was the most significant factor contributing to the increase in earnings in both 2012 compared to 2011 and 2011 compared to 2010, as the provision for credit losses was $28.0 million in 2012 compared to $130.1 million in 2011 and $204.0 million in 2010. Net charge-offs decreased to $58.7 million, or 0.67% of average loans and leases, in 2012 from $131.9 million, or 1.44% of average loans and leases, in 2011 compared to $183.1 million, or 1.90% of average loans and leases, in 2010. The decrease in the provision for credit losses from 2011 to 2012 and from 2010 to 2011 reflected the impact of significant decreases in NPL formation during both 2012 and 2011, as NPLs decreased to $233.6 million at December 31, 2012 after having decreased to $322.3 million at December 31, 2011 from $394.4 million at December 30, 2010. The impact of the economic environment continues to be evident on real estate consumer mortgage, commercial and construction, acquisition and development loans and more specifically on residential construction, acquisition and development loans. Prior to 2012, many of these loans had become collateral-dependant, requiring recognition of additional loan loss provisions or charge-offs to reflect the decline in real estate values. During 2012, the Company continued its focus on improving credit quality and reducing NPLs, especially in the real estate construction, acquisition and development loan portfolio, as evidenced by the decrease in that portfolio's nonaccrual loans of $66.5 million to $66.6 million at December 31, 2012 from $133.1 million at December 31, 2011.

The primary source of revenue for the Company is net interest revenue earned by the Bank. Net interest revenue is the difference between interest earned on loans, investments and other earning assets and interest paid on deposits and other obligations. Net interest revenue for 2012 was $414.6 million, compared to $434.9 million for 2011 and $441.1 million for 2010. Net interest revenue is affected by the general level of interest rates, changes in interest rates and changes in the amount and composition of interest earning assets and interest bearing liabilities. One of the Company's long-term objectives is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. The Company experienced an increase in lower rate savings deposits and a decrease in higher rate average demand deposits, other time deposits and long-term borrowing, which resulted in a decrease in interest expense of $31.1 million, or 30.2%, in 2012 compared to 2011. The 4.7% decrease in net interest revenue in 2012 compared to 2011 was a result of the decrease in interest expense being more than offset by the decrease in interest revenue that resulted from the declining interest rate environment combined with the low loan demand and loans re-pricing at lower rates, both at maturity and, in some cases, prior to maturity, as interest revenue decreased $51.4 million, or 9.6%, in 2012 compared to 2011. While loan demand has been weak, the Company has managed to replace some loan runoff with new loan production, primarily in its Alabama, Texas and Louisiana markets.

The Company attempts to diversify its revenue stream by increasing the amount of revenue received from mortgage lending operations, insurance agency activities, brokerage and securities activities and other activities that generate fee income. Management believes this diversification is important to reduce the impact of fluctuations in net interest revenue on the overall operating results of the Company. Noninterest revenue for 2012 was $280.1 million, compared to $270.8 million for 2011 and $264.1 million for 2010. One of the primary contributors to the increase in noninterest revenue was the increase in mortgage lending revenue to $56.9 million in 2012 compared to $17.1 million in 2011. The increase in mortgage lending revenue was primarily related to the increase in mortgage originations. Mortgage origination volume increased in 2012 to $2.0 billion from $1.2 billion in 2011. The increased level of mortgage origination volume resulted in an increase in origination revenue to $53.3 million in 2012 from $24.3 million in 2011. Also contributing to the increase in mortgage lending revenue in 2012 compared to 2011 was the change in fair value of MSRs. The fair value of MSRs decreased $3.2 million in 2012 compared to a decrease of $14.0 million in 2011.

The increase in noninterest revenue was somewhat offset by the decreases in securities gains, service charges and credit card, debit card and merchant fees. Securities gains decreased to approximately $442,000 in 2012 from $12.1 million in 2011. During the second quarter of 2011, the Company determined that it no longer had the intent to hold until maturity all securities that were previously classified as held-to-maturity. As a result of this determination, all securities were classified as available-for-sale and recorded at fair value at December 31, 2012 and 2011.

Service charges and credit card, debit card and merchant fee income decreased 14.7% and 25.2%, respectively, in 2012 compared to 2011. Service charges decreased primarily as a result of a lower volume of items processed and changes in banking regulations related to overdraft fees. Credit card, debit card and merchant fee income decreased primarily as a result of the impact of the implementation of the Durbin Amendment, which reduced debit card revenue by $10.2 million in 2012. Insurance commissions increased 3.7% in 2012 compared to 2011 and increased 5.8% in 2011 compared to 2010 as a result of new policies written and growth from existing customers coupled with the revenue contributed by the acquisition of certain assets of The Securance Group, Inc. on July 2, 2012. Other miscellaneous income decreased 8.9% in 2012 compared to 2011 primarily as a result of gains of $2.2 million on the dispositions of fixed assets during 2011. No such gains were recognized in 2012.

Noninterest expense for 2012 was $549.2 million, an increase of 2.9% from $533.6 million for 2011, which was an increase of 9.6% from $487.0 million for 2010. The increase in noninterest expense in 2012 compared to 2011 was primarily a result of increases in salaries and employee benefits and foreclosed property expense. The increase in salaries and employee benefits was primarily related to increases in employee benefits and incentive compensation during 2012 compared to 2011, including the cost of employee health care benefits and pension expenses. Foreclosed property expense increased $11.6 million, or 41.8%, to $39.4 million in 2012 compared to $27.8 million in 2011 primarily as a result of the Company experiencing losses on the sale of other real estate owned ("OREO"). This increase was somewhat offset by the decreases in prepayment penalty on Federal Home Loan Bank ("FHLB") borrowings, deposit insurance assessments and other miscellaneous expense. A $9.8 million prepayment penalty was recorded in 2011 related to the early repayment of FHLB advances during the second quarter of 2011, and no such prepayment was recorded in 2012. The decrease in deposit insurance assessments in 2012 compared to 2011 was a result of improvement evidenced in various variables utilized by the FDIC in calculating the deposit insurance assessment. Other miscellaneous expense in 2011 included $3.1 million recorded as a result of the closure of 22 branch offices during the third quarter of 2011 under the Company's branch optimization project with no such expense recorded in 2012. Income tax expense increased in 2012 and 2011 primarily as a result of the increase in pretax income in 2012 compared to 2011 and in 2011 compared to 2010. The major components of net income are discussed in more detail in the various sections that follow.

The Company continued its commitment to maintaining a strong capital base as its total shareholders' equity to total assets ratio was 10.82%, 9.72%, and 8.98% at December 31, 2012, 2011 and 2010, respectively. Also, noninterest bearing demand deposits and savings deposits increased 12.1% and 15.5%, respectively, at December 31, 2012 compared to December 31, 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with U.S. GAAP, which require the Company to make estimates and assumptions (see Note 1 to the Company's Consolidated Financial Statements included elsewhere in this Report). Management believes that its determination of the allowance for credit losses, valuation of other real estate owned, the annual goodwill impairment assessment, the assessment for other-than-temporary impairment of securities, the valuation of mortgage servicing rights and the estimation of pension and other postretirement benefit amounts involve a higher degree of judgment and complexity than the Company's other significant accounting policies. Further, these estimates can be materially impacted by changes in market conditions or the actual or perceived financial condition of the Company's borrowers, subjecting the Company to significant volatility of earnings.

Allowance for Credit Losses

The allowance for credit losses is established through the provision for credit losses, which is a charge against earnings. Provisions for credit losses are made to reserve for estimated probable losses on loans and leases. The allowance for credit losses is a significant estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as changes in the nature and volume of the loan and lease portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower's ability to pay. In determining an adequate allowance for credit losses, management makes numerous assumptions, estimates and assessments. The use of different estimates or assumptions could produce different provisions for credit losses. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Provision for Credit Losses and Allowance for Credit Losses" included herein for more information. At December 31, 2012, the allowance for credit losses was $164.5 million, representing 1.90% of total loans and leases, net of unearned income.

Other Real Estate Owned

OREO, consisting of assets that have been acquired through foreclosure or in satisfaction of loans, is carried at the lower of cost or fair value, less estimated selling costs. Fair value is based on independent appraisals and other relevant factors. OREO is revalued on an annual basis or more often if market conditions necessitate. Valuation adjustments required at foreclosure are charged to the allowance for credit losses. Subsequent valuation adjustments on the periodic revaluation of the property are charged to net income as noninterest expense. Significant judgments and complex estimates are required in estimating the fair value of OREO, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced during the past two years. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of OREO.

Goodwill

The Company's policy is to assess goodwill for impairment at the reporting segment level on an annual basis or sooner if an event occurs or circumstances change which indicate that the fair value of a reporting segment is below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Accounting standards require management to estimate the fair value of each reporting segment in assessing impairment at least annually. The Company's annual assessment date is during the Company's fourth quarter. The Company's annual goodwill impairment evaluation performed during the fourth quarter of 2012 indicated no impairment of goodwill for its reporting segments as the estimated fair value exceeded the respective carrying value by 23% for the Company's Community Banking reporting segment and by 26% for the Company's Insurance Agencies reporting segment. Therefore, no goodwill impairment was recorded during 2012.

In the current environment, forecasting cash flows, credit losses and growth in addition to valuing the Company's assets with any degree of assurance is very difficult and subject to significant changes over very short periods of time. Management will continue to update its analysis as circumstances change. If market conditions continue to be volatile and unpredictable, impairment of goodwill related to the Company's reporting segments may be necessary in future periods. Goodwill was $275.2 million at December 31, 2012.

Assessment for Other-Than-Temporary Impairment of Securities

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near-term recovery of value are not necessarily favorable. Management reviews criteria such as the magnitude and duration of the decline, as well as the reasons for the decline, and whether the Company would be required to sell the securities before a full recovery of costs in order to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the impairment is separated into (a) the amount of the impairment related to the credit loss and (b) the amount of the impairment related to all other factors. The value of the security is reduced by the other-than-temporary impairment with the amount of the impairment related to credit loss recognized as a charge to earnings and the amount of the impairment related to all other factors recognized in other comprehensive income.

Mortgage Servicing Rights

The Company recognizes as assets the rights to service mortgage loans for others, known as mortgage servicing rights ("MSRs"). The Company records MSRs at fair value on a recurring basis with subsequent remeasurement of MSRs based on change in fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 860, Transfers and Servicing ("FASB ASC 860"). An estimate of the fair value of the Company's MSRs is determined utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand. Because the valuation is determined by using discounted cash flow models, the primary risk inherent in valuing the MSRs is the impact of fluctuating interest rates on the estimated life of the servicing revenue stream. The use of different estimates or assumptions could also produce different fair values. The Company does not hedge the change in fair value of MSRs and, therefore, the Company is susceptible to significant fluctuations in the fair value of its MSRs in changing interest rate environments. At December 31, 2012, the Company's mortgage servicing asset was valued at $37.9 million.

Pension and Postretirement Benefits

Accounting for pension and other postretirement benefit amounts is another area where the accounting guidance requires management to make various assumptions in order to appropriately value any related asset or liability. Estimates that the Company makes to determine pension-related assets and liabilities include actuarial assumptions, expected long-term rate of return on plan assets, rate of compensation increase for participants and discount rate. Estimates that the Company makes to determine asset and liability amounts for other postretirement benefits include actuarial assumptions and a discount rate. Changes in these estimates could impact earnings. For example, lower expected long-term rates of return on plan assets could negatively impact earnings, as would lower estimated discount rates or higher rates of compensation increase. In estimating the projected benefit obligation, actuaries must make assumptions about such factors as mortality rate, turnover rate, retirement rate, disability rate and the rate of compensation increases. The Company accounts for the over-funded or under-funded status of its defined benefit and postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which the changes occur through comprehensive income as required by FASB ASC 715, Compensation – Retirement Benefits ("FASB ASC 715"). In accordance with FASB ASC 715, the Company calculates the expected return on plan assets each year based on the balance in the pension asset portfolio at the beginning of the year and the expected long-term rate of return on that portfolio. In determining the reasonableness of the expected rate of return, the Company considers a variety of factors including the actual return earned on plan assets, historical rates of return on the various asset classes of which the plan portfolio is comprised and current/prospective capital market conditions and economic forecasts. The Company used an expected rate of return of 6% on plan assets for 2012. The discount rate is the rate used to determine the present value of the Company's future benefit obligations for its pension and other postretirement benefit plans. The Company determines the discount rate to be used to discount plan liabilities at the measurement date with the assistance of its actuary using the actuary's proprietary model. The Company developed a level equivalent yield using its actuary's model as of December 30, 2012 and the expected cash flows from the BancorpSouth, Inc. Retirement Plan (the "Basic Plan"), the BancorpSouth, Inc. Restoration Plan (the "Restoration Plan") and the BancorpSouth, Inc. Supplemental Executive Retirement Plan (the "Supplemental Plan"). Based on this analysis, the Company established its discount rate assumptions for determination of the projected benefit obligation at 4.05% for the Basic Plan, 3.65% for the Restoration Plan and 2.85% for the Supplemental Plan based on a December 31, 2012 measurement date.

RESULTS OF OPERATIONS

Net Interest Revenue

Net interest revenue is the difference between interest revenue earned on assets, such as loans, leases and securities, and interest expense paid on liabilities, such as deposits and borrowings, and continues to provide the Company with its principal source of revenue. Net interest revenue is affected by the general level of interest rates, changes in interest rates and changes in the amount and composition of interest earning assets and interest bearing liabilities. One of the Company's long-term objectives is to manage interest earning assets and interest bearing liabilities to maximize net interest revenue, while balancing interest rate, credit and liquidity risk. Net interest margin is determined by dividing fully taxable equivalent net interest revenue by average earning assets. For purposes of the following discussion, revenue from tax-exempt loans and investment securities has been adjusted to a fully taxable equivalent ("FTE") basis, using an effective tax rate of 35%. The following table presents average interest earning assets, average interest bearing liabilities, net interest revenue-FTE, net interest margin-FTE and net interest rate spread for the three years ended December 31, 2012:

(Taxable equivalent basis)	2012			2011			2010		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS	(Dollars in thousands, yields on taxable equivalent basis)								
Loans and leases (net of unearned income) (1)(2)	$ 8,719,399	$ 428,998	4.92%	$ 9,159,431	$ 464,413	5.07%	$ 9,621,529	$ 500,108	5.20%
Loans held for sale	91,215	3,033	3.33%	53,504	2,219	4.15%	68,980	3,024	4.38%
Held-to-maturity securities:									
Taxable (3)	-	-	-	547,471	13,266	2.42%	985,606	36,718	3.73%
Non-taxable (4)	-	-	-	133,827	8,673	6.48%	236,530	16,014	6.77%
Available-for-sale securities:									
Taxable (5)	2,035,628	39,849	1.96%	1,667,936	44,243	2.65%	863,091	32,033	3.71%
Non-taxable (6)	455,270	25,627	5.63%	271,170	16,897	6.23%	71,869	5,039	7.01%
Federal funds sold, securities purchased under agreement to resell and short-term investments	659,459	1,714	0.26%	310,052	868	0.28%	376,328	961	0.26%
Total interest earning assets and revenue	11,960,971	499,221	4.17%	12,143,391	550,579	4.53%	12,223,933	593,897	4.86%
Other assets	1,290,436			1,347,685			1,293,963		
Less: allowance for credit losses	(184,131)			(211,029)			(213,060)		
Total	$ 13,067,276			$ 13,280,047			$ 13,304,836		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Demand - interest bearing	$ 4,784,011	$ 16,111	0.34%	$ 4,907,058	$ 22,646	0.46%	$ 4,649,235	$ 35,187	0.76%
Savings	1,078,302	2,697	0.25%	943,317	3,211	0.34%	784,504	3,576	0.46%
Other time	2,773,953	39,797	1.43%	3,322,733	61,709	1.86%	3,782,727	83,999	2.22%
Federal funds purchased,securities sold under agreement to repurchase, short-term FHLB borrowings and other short term borrowings	382,167	330	0.09%	437,589	555	0.13%	539,524	1,384	0.26%
Junior subordinated debt securities	160,312	11,502	7.17%	160,312	11,451	7.14%	160,312	11,461	7.15%
Long-term FHLB borrowings	33,500	1,396	4.17%	66,673	3,368	5.05%	111,547	6,013	5.38%
Total interest bearing liabilities and expense	9,212,245	71,833	0.78%	9,837,682	102,940	1.05%	10,027,849	141,620	1.41%
Demand deposits - noninterest bearing	2,300,428			2,078,298			1,890,979		
Other liabilities	140,936			123,299			144,687		
Total liabilities	11,653,609			12,039,279			12,063,515		
Shareholders' equity	1,413,667			1,240,768			1,241,321		
Total	$ 13,067,276			$ 13,280,047			$ 13,304,836		
Net interest revenue-FTE		$ 427,388			$ 447,639			$ 452,277	
Net interest margin-FTE			3.57%			3.69%			3.70%
Net interest rate spread			3.39%			3.49%			3.45%
Interest bearing liabilities to interest earning assets			77.02%			81.01%			82.03%

(1) Includes taxable equivalent adjustment to interest of approximately $3,387,000, $3,337,000 and $3,326,000 in 2012, 2011 and 2010, respectively, using an effective tax rate of 35%.
(2) Non-accrual loans are included in Loans and leases (net of unearned income).
(3) Includes taxable equivalent adjustments to interest of approximately $186,000 in 2011 and $440,000 in 2010 using an effective tax rate of 35%.
(4) Includes taxable equivalent adjustments to interest of approximately $3,035,000 and $5,605,000 in 2011 and 2010, respectively, using an effective tax rate of 35%.
(5) Includes taxable equivalent adjustment to interest of approximately $441,000 and $254,000 in 2012 and 2011, respectively, using an effective tax rate of 35%.
(6) Includes taxable equivalent adjustment to interest of approximately $8,969,000, $5,914,000 and $1,764,000 in 2012, 2011 and 2010, respectively, using an effective tax rate of 35%.

Net interest revenue-FTE decreased 4.5% to $427.4 million in 2012 from $447.6 million in 2011, which represented a decrease of 1.0% from $452.3 million in 2010. The decrease in net interest revenue-FTE for 2012 compared to 2011 was primarily a result of the increase in short-term investments resulting from excess liquidity coupled with the continued lack of loan growth, as the short-term investments had lower average rates earned than the average rates paid on interest bearing liabilities. The decrease in net interest revenue-FTE for 2011 compared to

2010 was primarily a result of decreased net loans and leases combined with the continued declining loan yields and the increase in average lower rate securities. The decrease in net interest revenue in 2011 was somewhat offset by the decrease in higher rate long-term FHLB borrowings and other time deposits, resulting in a decrease in interest expense related to those borrowings to $3.4 million for 2011 compared to $6.0 million for 2010. The yield on interest earning assets declined 36 basis points to 4.17% in 2012 from 4.53% in 2011, which exceeded the decline of 27 basis points in the average rate paid on interest bearing liabilities to 0.78% in 2012 from 1.05% in 2011. The yield on interest earning assets declined 33 basis points to 4.53% in 2011 from 4.86% in 2010 and the average rate paid on interest bearing liabilities declined 36 basis points to 1.05% in 2011 compared to 1.41% in 2010. The declining loan yields experienced by the Company in 2012 and 2011 were a result of reduced interest rates with this decline being somewhat offset by the impact of the interest rate floors evident on a portion of the Company's variable rate loans. The effect of the interest rate floors on the Company's variable rate loans is more fully discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Interest Rate Sensitivity."

Interest revenue-FTE decreased 9.3% to $499.2 million in 2012 from $550.6 million in 2011, which represented a decrease of 7.3% from $593.9 million in 2010. The decreases in interest revenue-FTE in 2012 and 2011 were primarily a result of the declining loan yields on decreased net loans and leases, as interest rates were at historically low levels with the 2012 decrease also impacted by increased lower rate short-term investments, resulting in an overall decrease in the yield on average interest earning assets of 36 basis points during 2012 and 33 basis points during 2011. Average interest earning assets decreased $182.4 million, or 1.5%, to $12.0 billion in 2012 and decreased $80.5 million, or 0.7%, to $12.1 billion in 2011 from $12.2 billion in 2010. The decrease in average interest-earning assets during 2012 was primarily a result of the larger decrease in net loans and leases and securities than the increase in short-term investments resulting from excess liquidity. The decrease in average interest earning assets during 2011 was primarily a result of the larger decreases in net loans and leases and short-term investments than the increase in securities, as the decrease in deposits resulted in less funds to invest in securities.

Interest expense decreased 30.2% to $71.8 million in 2012 from $102.9 million in 2011, which represented a decrease of 27.3% from $141.6 million in 2010. The decrease in interest expense during 2012 was a result of the increase in average lower cost savings deposits combined with the decrease in interest bearing and other time deposits and their corresponding rates, coupled with the decrease in higher rate long-term FHLB borrowings, resulting in an overall decrease in the average rate paid of 27 basis points. The decrease in interest expense during 2011 was a result of the increase in average lower cost interest bearing demand deposits combined with the decrease in other time deposit rates and the decrease in average long-term deposits and long-term deposit rates, resulting in an overall decrease in the average rate paid of 36 basis points. Average interest bearing liabilities decreased $625.4 million, or 6.4%, to $9.2 billion in 2012 after decreasing $190.2 million, or 1.9%, from $10.0 billion in 2010. The decrease in average interest bearing liabilities in 2012 compared to 2011 was a result of increases in average lower cost savings deposits being more than offset by decreases in average interest bearing demand deposits, other time deposits, short-term borrowings and long-term borrowings. The decrease in interest bearing liabilities in 2011 compared to 2010 was primarily a result of the decrease in short-term and long-term borrowings.

Net interest margin-FTE for 2012 was 3.57%, a decrease of 12 basis points from 3.69% for 2011, which represented a decrease of one basis point from 3.70% for 2010. The decrease in the net interest margin-FTE for 2012 was primarily a result of weak loan demand, competitive pressure on loan pricing resulting in loans re-pricing at lower rates, both at maturity and, in some cases, prior to maturity and an increase in short-term investments having lower yields than those earned on the loan portfolio. The slight decrease in the net interest margin-FTE for 2011 compared to 2010 was primarily a result of the combination of increased average deposits and weak loan demand resulting in higher levels of average investments with lower yields than those earned on the loan portfolio. During 2011, the Company was somewhat able to mitigate the effect of lower loan yields by increasing lower cost demand deposits and decreasing higher rate time deposits.

Net interest revenue-FTE may also be analyzed by segregating the rate and volume components of interest revenue and interest expense. The table below presents an analysis of rate and average volume change in net interest revenue from 2011 to 2012 and from 2010 to 2011. Changes that are not solely a result of volume or rate have been allocated to volume.

(Taxable equivalent basis)	2012 over 2011 - Increase (Decrease) Volume	Rate	Total	2011 over 2010 - Increase (Decrease) Volume	Rate	Total
INTEREST REVENUE			(In thousands)			
Loans and leases (net of unearned income)	$ (21,650)	$ (13,765)	$ (35,415)	$ (23,430)	$ (12,265)	$ (35,695)
Loans held for sale	1,254	(440)	814	(642)	(163)	(805)
Held-to-maturity securities:						
Taxable	-	(13,266)	(13,266)	(10,617)	(12,835)	(23,452)
Non-taxable	-	(8,673)	(8,673)	(6,656)	(685)	(7,341)
Available-for-sale securities:						
Taxable	7,198	(11,592)	(4,394)	21,349	(9,139)	12,210
Non-taxable	10,363	(1,633)	8,730	12,419	(561)	11,858
Federal funds sold, securities purchased under agreement to resell and short-term investments	908	(62)	846	(186)	93	(93)
Total decrease	(1,927)	(49,431)	(51,358)	(7,763)	(35,555)	(43,318)
INTEREST EXPENSE						
Demand deposits - interest bearing	(414)	(6,121)	(6,535)	1,190	(13,731)	(12,541)
Savings deposits	338	(852)	(514)	541	(906)	(365)
Other time deposits	(7,873)	(14,039)	(21,912)	(8,543)	(13,747)	(22,290)
Federal funds purchased, securities sold under agreement to repurchase, short-term FHLB borrowings and other short term borrowings	(48)	(177)	(225)	(129)	(700)	(829)
Junior subordinated debt securities	-	51	51	-	(10)	(10)
Long-term FHLB borrowings	(1,382)	(590)	(1,972)	(2,278)	(367)	(2,645)
Total decrease	(9,379)	(21,728)	(31,107)	(9,219)	(29,461)	(38,680)
Total net increase (decrease)	$ 7,452	$ (27,703)	$ (20,251)	$ 1,456	$ (6,094)	$ (4,638)

Interest Rate Sensitivity

The interest rate sensitivity gap is the difference between the maturity or repricing opportunities of interest sensitive assets and interest sensitive liabilities for a given period of time. A prime objective of asset/liability management is to maximize net interest margin while maintaining a reasonable mix of interest sensitive assets and liabilities. The following table presents the Company's interest rate sensitivity at December 31, 2012:

	Interest Rate Sensitivity - Maturing or Repricing			
	0 to 90 Days	91 Days to One Year	Over One Year to Five Years	Over Five Years
	(In thousands)			
INTEREST EARNING ASSETS:				
Interest bearing deposits with banks	$ 979,800	$ -	$ -	$ -
Available-for-sale securities	194,662	359,427	1,051,941	828,002
Loans and leases, net of unearned income	3,747,301	1,536,738	2,834,598	518,352
Loans held for sale	102,308	543	3,133	23,154
Total interest earning assets	5,024,071	1,896,708	3,889,672	1,369,508
INTEREST BEARING LIABILITIES:				
Interest bearing demand and savings deposits	5,945,281	-	-	-
Other time deposits	435,221	1,081,520	1,080,743	212
Federal funds purchased, securities sold under agreement to repurchase, short-term FHLB borrowings and other short-term borrowings	414,611	-	-	-
Long-term FHLB borrowings and junior subordinated debt securities	-	-	3,500	190,312
Other	-	-	55	-
Total interest bearing liabilities	6,795,113	1,081,520	1,084,298	190,524
Interest rate sensitivity gap	$(1,771,042)	$ 815,188	$ 2,805,374	$ 1,178,984
Cumulative interest sensitivity gap	$(1,771,042)	$ (955,854)	$ 1,849,520	$ 3,028,504

In the event interest rates increase after December 31, 2012, based on this interest rate sensitivity gap, the Company could experience decreased net interest revenue in the following one-year period, as the cost of funds would increase at a more rapid rate than interest revenue on interest earning assets. However, the Company's historical repricing sensitivity on interest bearing demand deposits and savings suggests that these deposits, while having the ability to reprice in conjunction with rising market rates, often exhibit less repricing sensitivity to a change in market rates, thereby somewhat reducing the exposure to rising interest rates. In the event interest rates decline after December 31, 2012, based on this interest rate sensitivity gap, it is possible that the Company could experience slightly increased net interest revenue in the following one-year period. However, any potential benefit to net interest revenue in a falling rate environment is mitigated by implied rate floors on interest bearing demand deposits and savings resulting from the historically low interest rate environment. It should be noted that the balances shown in the table above are at December 31, 2012 and may not be reflective of positions at other times during the year or in subsequent periods. Allocations to specific interest rate sensitivity periods are based on the earlier of maturity or repricing dates. The elevated liability sensitivity in the 0 to 90 day category as compared to other categories was primarily a result of the Company's utilization of shorter term, lower cost deposits to fund earning assets.

As of December 31, 2012, the Bank had $1.8 billion in variable rate loans with interest rates determined by a floor, or minimum rate. This portion of the loan portfolio had an average interest rate earned of 4.53%, an average maturity of 31 months and a fully-indexed interest rate of 3.72% at December 31, 2012. The fully-indexed interest rate is the interest rate that these loans would be earning without the effect of interest rate floors. While the Bank benefits from interest rate floors in the current interest rate environment, loans currently earning their floored interest rate may not experience an immediate impact on the interest rate earned should key indices rise. Key indices include, but are not limited to, the Bank's prime rate, the Wall Street Journal prime rate and the London Interbank Offering Rate. At December 31, 2012, the Company had $784.7 million, $1.1 billion and $699.8 million in variable rate loans with interest rates tied to the Bank's prime rate, the Wall Street Journal prime rate and the London Interbank Offering Rate, respectively. The Bank's net interest margin may be negatively impacted by the timing and magnitude of a rise in key indices.

Interest Rate Risk Management

Interest rate risk refers to the potential changes in net interest income and Economic Value of Equity ("EVE") resulting from adverse movements in interest rates. EVE is defined as the net present value of the balance sheet's cash flow. EVE is calculated by discounting projected principal and interest cash flows under the current interest rate environment. The present value of asset cash flows less the present value of liability cash flows derives the net present value of the Company's balance sheet. The Company's Asset / Liability Committee utilizes financial simulation models to measure interest rate exposure. These models are designed to simulate the cash flow and accrual characteristics of the Company's balance sheet. In addition, the models incorporate assumptions about the direction and volatility of interest rates, the slope of the yield curve, and the changing composition of the Company's balance sheet arising from both strategic plans and customer behavior. Finally, management makes assumptions regarding loan and deposit growth, pricing, and prepayment speeds.

The sensitivity analysis included in the tables below delineates the percentage change in net interest income and EVE derived from instantaneous parallel rate shifts of plus and minus 400, 300, 200 and 100 basis points. The impact of minus 400, 300, 200 and 100 basis point rate shocks as of December 31, 2012 and 2011 was not considered meaningful because of the historically low interest rate environment. However, the risk exposure would be mitigated by any downward rate shifts. Variances were calculated from the base case scenario, which reflected prevailing market rates, and the net interest income forecasts used in the calculations spanned 12 months for each scenario. For the tables below, management assumed all non-maturity deposits had an average life of one day for calculating EVE. In addition, management assumed a beta value of 1, or 100%, for all non-term deposits for purposes of calculating net interest income instantaneous rate shocks. "Beta," in the context of deposit rates, is defined as the percentage change in interest rate paid given a change in market rates. Calculations using the aforementioned assumptions are designed to delineate maximum risk exposure.

	Net Interest Income % Variance from Base Case Scenario	
Rate Shock	December 31, 2012	December 31, 2011
+400 basis points	-7.1%	-14.7%
+300 basis points	-6.0%	-11.7%
+200 basis points	-4.8%	-8.7%
+100 basis points	-2.9%	-4.9%
-100 basis points	NM	NM
-200 basis points	NM	NM
-300 basis points	NM	NM
-400 basis points	NM	NM

NM=not meaningful

	Economic Value of Equity % Variance from Base Case Scenario	
Rate Shock	December 31, 2012	December 31, 2011
+400 basis points	-9.2%	-36.7%
+300 basis points	-7.6%	-28.8%
+200 basis points	-5.7%	-20.3%
+100 basis points	-3.2%	-10.9%
-100 basis points	NM	NM
-200 basis points	NM	NM
-300 basis points	NM	NM
-400 basis points	NM	NM

NM=not meaningful

In addition to instantaneous rate shocks, the Company monitors interest rate exposure through simulations of gradual interest rate changes over a 12-month time horizon. The results of these analyses are included in the following table:

	Net Interest Income % Variance from Base Case Scenario	
Rate Ramp	December 31, 2012	December 31, 2011
+200 basis points	-5.3%	-6.7%
-200 basis points	NM	NM

NM=not meaningful

For the tables below, average life assumptions and beta values for non-maturity deposits were estimated based on the historical behavior rather than assuming an average life of one day and a beta value of 1, or 100%. Historical behavior suggests that non-maturity deposits have longer average lives for which to discount expected cash flows and lower beta values for which to re-price expected cash flows. The former results in a higher premium derived from the present value calculation, while the latter results in a slower rate of change and lower change in interest rate paid given a change in market rates. Both have a positive impact on the EVE calculation for rising rate shocks. Calculations using these assumptions are designed to delineate more precise risk exposure under the various shock scenarios. While the falling rate shocks are not considered meaningful in the historically low interest rate environment, the risk profile would be negatively impacted by downward rate shifts under these assumptions.

	Net Interest Income % Variance from Base Case Scenario	
Rate Shock	December 31, 2012	December 31, 2011
+400 basis points	24.1%	NA
+300 basis points	21.3%	NA
+200 basis points	17.4%	NA
+100 basis points	8.1%	NA
-100 basis points	NM	NM
-200 basis points	NM	NM
-300 basis points	NM	NM
-400 basis points	NM	NM

NM=not meaningful
NA=not available

	Economic Value of Equity % Variance from Base Case Scenario	
Rate Shock	December 31, 2012	December 31, 2011
+400 basis points	27.1%	NA
+300 basis points	22.6%	NA
+200 basis points	15.9%	NA
+100 basis points	12.7%	NA
-100 basis points	NM	NM
-200 basis points	NM	NM
-300 basis points	NM	NM
-400 basis points	NM	NM

NM=not meaningful
NA=not available

	Net Interest Income % Variance from Base Case Scenario	
Rate Ramp	December 31, 2012	December 31, 2011
+200 basis points	8.1%	NA
-200 basis points	NM	NM

NM=not meaningful
NA=not available

Provision for Credit Losses and Allowance for Credit Losses

In the normal course of business, the Bank assumes risks in extending credit. The Bank manages these risks through underwriting in accordance with its lending policies, loan review procedures and the diversification of its loan and lease portfolio. Although it is not possible to predict credit losses with certainty, management regularly reviews the characteristics of the loan and lease portfolio to determine its overall risk profile and quality.

The provision for credit losses is the periodic cost of providing an allowance or reserve for estimated probable losses on loans and leases. The Bank's Board of Directors has appointed a loan loss reserve valuation committee (the "Loan Loss Committee"), which bases its estimates of credit losses on three primary components: (1) estimates of inherent losses that may exist in various segments of performing loans and leases; (2) specifically identified losses in individually analyzed credits; and (3) qualitative factors that may impact the performance of the loan and lease portfolio. Factors such as financial condition of the borrower and guarantor, recent credit performance, delinquency, liquidity, cash flows, collateral type and value are used to assess credit risk. Expected loss estimates are influenced by the historical losses experienced by the Bank for loans and leases of comparable creditworthiness and structure. Specific loss assessments are performed for loans and leases of significant size and delinquency based upon the collateral protection and expected future cash flows to determine the amount of impairment under FASB ASC 310, Receivables ("FASB ASC 310"). In addition, qualitative factors such as changes in economic and business conditions, concentrations of risk, loan and lease growth, acquisitions and changes in portfolio risk resulting from regulatory changes are considered in determining the adequacy of the level of the allowance for credit losses.

Attention is paid to the quality of the loan and lease portfolio through a formal loan review process. An independent loan review department of the Bank is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures and other factors that may affect the overall adequacy of the allowance for credit losses. The Loan Loss Committee is responsible for ensuring that the allowance for credit losses provides coverage of both known and inherent losses. The Loan Loss Committee meets at least quarterly to determine the amount of adjustments to the allowance for credit losses. The Loan Loss Committee is composed of senior management from the Bank's loan administration and finance departments. In 2010, the Bank established a real estate risk management group and an impairment committee (the "Impairment Committee"). The real estate risk management group oversees compliance with regulations and U.S. GAAP related to lending activities where real estate is the primary collateral. The Impairment Committee is responsible for evaluating loans that have been specifically identified through various channels, including examination of the Bank's watch list, past due listings, findings of the internal loan review department, loan officer assessments and loans to borrowers or industries known to be experiencing problems. For all loans identified, the responsible loan officer in conjunction with his credit administrator is required to prepare an impairment analysis to be reviewed by the Impairment Committee. The Impairment Committee deems that a loan is impaired if it is probable that the Company will be unable to collect the contractual principal and interest on the loan. The Impairment Committee also evaluates the circumstances surrounding the loan in order to determine if the loan officer used the most appropriate method for assessing the impairment of the loan (i.e., present value of expected future cash flows, observable market price or fair value of the underlying collateral). The Impairment Committee meets on a monthly basis.

If concessions are granted to a borrower as a result of its financial difficulties, the loan is classified as a troubled debt restructuring ("TDR") and analyzed for possible impairment as part of the credit approval process. TDRs are reserved in accordance with FASB ASC 310 in the same manner as impaired loans that are not TDRs. Should the borrower's financial condition, collateral protection or performance deteriorate, warranting reassessment of the loan rating or impairment, additional reserves may be required.

Loans of $500,000 or more that become 60 or more days past due are identified for review by the Impairment Committee, which decides whether an impairment exists and to what extent a specific allowance for loss should be made. Loans that do not meet these requirements may also be identified by management for impairment review. Loans subject to such review are evaluated as to collateral dependency, current collateral value, guarantor or other financial support and likely disposition. Each such loan is individually evaluated for impairment. The impairment evaluation of real estate loans generally focuses on the fair value of underlying collateral obtained from appraisals, as the repayment of these loans may be dependent on the liquidation of the collateral. In certain circumstances, other information such as comparable sales data is deemed to be a more reliable indicator of fair value of the underlying collateral than the most recent appraisal. In these instances, such information is used in determining the impairment recorded for the loan. As the repayment of commercial and industrial loans is generally dependent upon the cash flow of the borrower or guarantor support, the impairment evaluation generally focuses on the discounted future cash flows of the borrower or guarantor support, as well as the projected liquidation of any pledged collateral. The Impairment Committee reviews the results of each evaluation and approves the final impairment amounts, which are then included in the analysis of the adequacy of the allowance for credit losses in accordance with FASB ASC 310. Loans identified for impairment are placed in non-accrual status.

The Company's policy is to obtain an appraisal at the time of loan origination for real estate collateral securing a loan of $250,000 or more, consistent with regulatory guidelines. The Company's policy is to obtain an updated appraisal when certain events occur, such as the refinancing of the debt, the renewal of the debt or events that indicate potential impairment. A new appraisal is generally ordered for loans greater than $500,000 that have characteristics of potential impairment, such as delinquency or other loan-specific factors identified by management, when a current appraisal (dated within the prior 12 months) is not available or when a current appraisal uses assumptions that are not consistent with the expected disposition of the loan collateral. In order to measure impairment properly at the time that a loan is deemed to be impaired, a staff appraiser may estimate the collateral fair value based upon earlier appraisals, sales contracts, approved foreclosure bids, comparable sales, officer estimates or current market conditions until a new appraisal is received. This estimate can be used to determine the extent of the impairment on the loan. After a loan is deemed to be impaired, it is management's policy to obtain an updated appraisal on at least an annual basis. Management performs a review of the pertinent facts and circumstances of each impaired loan, such as changes in outstanding balances, information received from loan officers, and receipt of re-appraisals, on a monthly basis. As of each review date, management considers whether additional impairment should be recorded based on recent activity related to the loan-specific collateral as well as other relevant comparable assets. Any adjustment to reflect further impairments, either as a result of management's periodic review or as a result of an updated appraisal, are made through recording additional loan loss provisions.

At December 31, 2012, impaired loans totaled $156.7 million, which was net of cumulative charge-offs of $49.3 million. Additionally, the Company had specific reserves related to impaired loans of $10.5 million included in the allowance for credit losses. Impaired loans at December 31, 2012 were primarily from the Company's residential construction, acquisition and development real estate and commercial real estate portfolios. Impaired loan charge-offs are determined necessary when management does not anticipate any future recovery of collateral values. The loans were evaluated for impairment based on the fair value of the underlying collateral securing the loan. As part of the impairment review process, appraisals are used to determine the property values. The appraised values that are used are generally based on the disposition value of the property, which assumes Bank ownership of the property "as-is" and a 180-360 day marketing period. If a current appraisal or one with an inspection date within the past 12 months using the necessary assumptions is not available, a new third-party appraisal is ordered. In cases where an impairment exists and a current appraisal is not available at the time of review, a staff appraiser may determine an estimated value based upon earlier appraisals, the sales contract, approved foreclosure bids, comparable sales, comparable appraisals, officer estimates or current market conditions until a new appraisal is received. After a new appraisal is received, the value used in the review will be updated and any adjustments to reflect further impairments are made. Appraisals are obtained from state-certified appraisers based on certain assumptions which may include foreclosure status, bank ownership, other real estate owned marketing period of 180 days, costs to sell, construction or development status and the highest and best use of the property. A staff appraiser may make adjustments to appraisals based on sales contracts, comparable sales and other pertinent information if an appraisal does not incorporate the effect of these assumptions.

When a guarantor is relied upon as a source of repayment, it is the Company's policy to analyze the strength of the guaranty. This analysis varies based on circumstances, but may include a review of the guarantor's personal and business financial statements and credit history, a review of the guarantor's tax returns and the preparation of a cash flow analysis of the guarantor. Management will continue to update its analysis on individual guarantors as circumstances change. Because of the continued weakness in the economy, subsequent analyses may result in the identification of the inability of some guarantors to perform under the agreed upon terms.

Any loan or portion thereof which is classified as "loss" by regulatory examiners or which is determined by management to be uncollectible, because of factors such as the borrower's failure to pay interest or principal, the borrower's financial condition, economic conditions in the borrower's industry or the inadequacy of underlying collateral, is charged off.

An analysis of the allowance for credit losses for the five years ended December 31, 2012 is provided in the following table:

	2012	2011	2010	2009	2008
			(Dollars in thousands)		
Balance, beginning of period	$ 195,118	$ 196,913	$ 176,043	$ 132,793	$ 115,197
Loans and leases charged off:					
Commercial and industrial	(12,362)	(17,337)	(11,879)	(9,534)	(7,124)
Real estate					
Consumer mortgages	(13,122)	(10,186)	(25,639)	(13,917)	(8,161)
Home equity	(2,721)	(5,852)	(5,215)	(5,372)	(1,307)
Agricultural	(1,240)	(3,420)	(1,201)	(848)	(381)
Commercial and industrial-owner occupied	(9,015)	(10,302)	(9,200)	(4,033)	(1,970)
Construction, acquisition and development	(33,085)	(67,362)	(113,237)	(32,638)	(15,332)
Commercial	(12,728)	(17,436)	(14,084)	(3,584)	(814)
Credit cards	(2,221)	(3,072)	(4,559)	(4,770)	(3,636)
All other	(2,904)	(7,088)	(6,008)	(3,517)	(3,342)
Total loans and leases charged off	(89,398)	(142,055)	(191,022)	(78,213)	(42,067)
Recoveries:					
Commercial and industrial	7,096	1,567	1,330	761	1,134
Real estate					
Consumer mortgages	1,836	1,111	1,448	824	532
Home equity	496	185	179	109	30
Agricultural	126	123	12	2	-
Commercial and industrial-owner occupied	2,696	393	399	297	75
Construction, acquisition and development	8,407	3,951	1,706	128	263
Commercial	8,538	1,045	845	189	23
Credit cards	527	803	829	617	319
All other	1,024	1,001	1,128	1,212	1,537
Total recoveries	30,746	10,179	7,876	4,139	3,913
Net charge-offs	(58,652)	(131,876)	(183,146)	(74,074)	(38,154)
Provision charged to operating expense	28,000	130,081	204,016	117,324	56,176
Other, net	-	-	-	-	(426)
Balance, end of period	$ 164,466	$ 195,118	$ 196,913	$ 176,043	$ 132,793
Loans and leases, net of unearned income - average	$ 8,719,399	$ 9,159,431	$ 9,621,529	$ 9,734,580	$ 9,429,963
Loans and leases, net of unearned income - period end	$ 8,636,989	$ 8,870,311	$ 9,333,107	$ 9,775,136	$ 9,691,277
RATIOS					
Net charge-offs to average loans and leases	0.67%	1.44%	1.90%	0.76%	0.40%
Provision for credit losses to average loans and leases, net of unearned income	0.32%	1.42%	2.12%	1.21%	0.60%
Allowance for credit losses to loans and leases, net of unearned income	1.90%	2.20%	2.11%	1.80%	1.37%
Allowance for credit losses to net charge-offs (annualized)	280.41%	147.96%	107.52%	237.66%	348.04%

Net charge-offs decreased $73.2 million, or 55.5%, in 2012 compared to 2011, and decreased $51.3 million, or 28.0%, in 2011 compared to 2010. Net charge-offs as a percentage of average loans and leases decreased to 0.67% in 2012 compared to 1.44% in 2011 after having decreased from 1.90% in 2010. These decreases were primarily a result of decreased losses within the real estate construction, acquisition and development segments of the Company's loan and lease portfolio. The losses experienced in this segment were primarily a result of the weakened financial condition of the corresponding borrowers and guarantors. These borrowers' weakened state hindered their ability to service their loans with the Company, which caused a number of loans to become collateral dependent. Once it is determined a loan's repayment is dependent upon the underlying collateral, the loan is charged down to net realizable value or a specific reserve is allocated to the loan. This process resulted in decreased levels of charge-offs in 2012 and 2011, as updated appraisals came in closer to loan carrying values. The decreased level of charge-offs in 2012 and 2011 resulted in increases in the ratio of the allowance for credit losses to annualized charge-offs to 280.41% in 2012 and 147.96% in 2011 compared to 107.52% in 2010.

The provision for credit losses decreased $102.1 million to $28.0 million in 2012 compared to $130.1 million in 2011 after having decreased from $204.0 million in 2010 as a result of decreases in net charge-offs, declines in the formation of new non-accrual loans, including fewer loans being identified for impairment, continued stabilization in values of previously impaired loans, and significant decreases in NPLs. As of December 31, 2012 and 2011, 76% and 85%, respectively, of nonaccrual loans had been charged down to net realizable value or had specific reserves to reflect recent appraised values. As a result, impaired loans had an aggregate net book value of 71% and 68% of their contractual principal balance at December 31, 2012 and 2011, respectively. Nonaccrual loans not impaired are loans that either fall below the impairment threshold or are not determined to be collaterally dependant.

The allowance for credit losses decreased $30.7 million to $164.5 million at December 31, 2012 compared to $195.1 million at December 31, 2011 after decreasing only $1.8 million from $196.9 million at December 31, 2010. The decrease in the allowance for credit losses at December 31, 2012 compared to December 31, 2011 and 2010 was a result of improving credit metrics in 2012, including reductions in classified, non-performing and impaired loans and lower net charge-off levels in 2012 compared to 2011 and 2010. For more information about the Company's classified, non-performing and impaired loans, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Loans and Leases" of this Report.

The breakdown of the allowance by loan and lease segment and class is based, in part, on evaluations of specific loan and lease histories and on economic conditions within specific industries or geographical areas. Accordingly, because all of these conditions are subject to change, the allocation is not necessarily indicative of the breakdown of any future allowance for losses. The following tables present (i) the breakdown of the allowance for credit losses by loan and lease segment and class and (ii) the percentage of each segment and class in the loan and lease portfolio to total loans and leases at the dates at December 31 of each of the years indicated:

	2012		2011		2010	
	Allowance for Credit Loss	% of Loans in Each Category to Total Loans	Allowance for Credit Loss	% of Loans in Each Category to Total Loans	Allowance for Credit Loss	% of Loans in Each Category to Total Loans
			(Dollars in thousands)			
Commercial and industrial	$ 23,286	17.1 %	$ 20,724	16.6 %	$ 22,479	16.1 %
Real estate						
Consumer mortgages	35,966	21.6	36,529	21.8	35,540	20.8
Home equity	6,005	5.6	8,630	5.8	7,305	5.8
Agricultural	3,301	3.0	3,921	2.7	4,997	2.7
Commercial and industrial-owner occupied	20,178	15.4	21,929	14.6	20,403	14.2
Construction, acquisition and development	21,905	8.5	45,562	10.2	59,048	12.5
Commercial	40,081	20.2	39,444	19.7	33,439	19.4
Credit cards	3,611	1.2	4,021	1.2	4,126	1.1
All other	10,133	7.4	14,358	7.4	9,576	7.4
Total	$ 164,466	100.0 %	$ 195,118	100.0 %	$ 196,913	100.0 %

	2009		2008	
	Allowance for Credit Loss	% of Loans in Each Category to Total Loans	Allowance for Credit Loss	% of Loans in Each Category to Total Loans
	(Dollars in thousands)			
Commercial and industrial	$ 21,154	15.1 %	$ 19,150	14.7 %
Real estate				
Consumer mortgages	37,048	20.5	31,158	21.5
Home equity	7,218	5.6	5,689	5.3
Agricultural	4,192	2.7	3,167	2.4
Commercial and industrial-owner occupied	22,989	14.7	17,982	15.0
Construction, acquisition and development	46,193	14.9	29,771	17.4
Commercial	26,694	18.4	17,899	16.1
Credit cards	3,481	1.1	1,572	1.0
All other	7,074	7.0	6,405	6.6
Total	$ 176,043	100.0 %	$ 132,793	100.0 %

Noninterest Revenue

The components of noninterest revenue for the years ended December 31, 2012, 2011 and 2010 and the percentage change between such years are shown in the following table:

	2012		2011		2010
	Amount	% Change	Amount	% Change	Amount
	(Dollars in thousands)				
Mortgage lending	$ 56,919	233.5 %	$ 17,069	(42.6) %	$ 29,745
Credit card, debit card and merchant fees	31,705	(25.2)	42,373	12.5	37,663
Service charges	56,877	(14.7)	66,670	(5.7)	70,690
Trust income	11,913	(2.2)	12,186	9.3	11,149
Securities gains, net	442	(96.4)	12,127	372.1	2,569
Insurance commissions	90,138	3.7	86,918	5.8	82,172
Annuity fees	2,243	(32.5)	3,323	34.3	2,474
Brokerage commissions and fees	6,714	13.5	5,918	7.4	5,512
Bank-owned life insurance	8,074	5.4	7,662	(1.0)	7,737
Other miscellaneous income	15,124	(8.9)	16,599	15.0	14,433
Total noninterest revenue	$ 280,149	3.4 %	$ 270,845	2.5 %	$ 264,144

The Company's revenue from mortgage lending typically fluctuates as mortgage interest rates change and is primarily attributable to two activities - origination and sale of new mortgage loans and servicing mortgage loans. Since the Company does not hedge the change in fair value of its MSRs, mortgage revenue can be significantly affected by changes in the valuation of MSRs in changing interest rate environments. The Company's normal practice is to originate mortgage loans for sale in the secondary market and to either retain or release the associated MSRs with the loan sold. The Company records MSRs at fair value on a recurring basis with subsequent remeasurement of MSRs based on change in fair value in accordance with FASB ASC 860. For more information about the Company's treatment of MSRs, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Mortgage Servicing Rights" of this Report.

In the course of conducting the Company's mortgage lending activities of originating mortgage loans and selling those loans in the secondary market, various representations and warranties are made to the purchasers of the mortgage loans. These representations and warranties also apply to underwriting the real estate appraisal opinion of value for the collateral securing these loans. Under the representations and warranties, failure by the Company to comply with the underwriting and/or appraisal standards could result in the Company being required to repurchase the mortgage loan or to reimburse the investor for losses incurred (i.e., make whole requests) if such failure cannot be cured by the Company within the specified period following discovery. During 2012, 14 mortgage loans totaling $2.1 million were repurchased or otherwise settled as a result of underwriting and appraisal standard exceptions or make whole requests. Losses of approximately $782,000 were recognized related to these repurchased and make whole loans. During 2011, seven mortgage loans totaling approximately $803,000 were repurchased or otherwise settled as a result of underwriting and appraisal standard exceptions or make whole requests. Losses of approximately $181,000 were recognized related to these repurchased and make whole loans.

At December 31, 2012, the Company had reserved approximately $729,000 for potential losses from representation and warranty obligations, compared to a reserve of approximately $959,000 at December 31, 2011. The reserve is based on the Company's repurchase and loss trends, and quantitative and qualitative factors that may result in anticipated losses different than historical loss trends, including loan vintage, underwriting characteristics and macroeconomic trends. The decrease in the reserve at December 31, 2012 compared to December 31, 2011 was primarily related to a global repurchase settlement with a third party of approximately $795,000 which limits liability for previously sold mortgage loans. Under the terms of this agreement, loans sold prior to December 2012 are not eligible for repurchase indemnification or make whole.

Management believes that the Company's foreclosure process related to mortgage loans continues to operate effectively. Before beginning the foreclosure process, a mortgage loan foreclosure committee of the Bank reviews the identified delinquent loan. All documents and activities related to the foreclosure process are executed in-house by mortgage department personnel.

Origination revenue, a component of mortgage lending revenue, is comprised of gains or losses from the sale of the mortgage loans originated, origination fees, underwriting fees and other fees associated with the origination of loans. Mortgage loan origination volumes of $2.0 billion, $1.2 billion and $1.4 billion produced origination revenue of $53.3 million, $24.3 million and $28.6 million for 2012, 2011 and 2010, respectively. The increase in mortgage origination revenue in 2012 compared to 2011 was a direct result of the increase in mortgage loan origination volumes during 2012 compared to 2011. The decrease in customer demand for refinancing contributed to the decrease in mortgage loan origination volumes and the corresponding decrease in origination revenue in 2011 compared to 2010.

Revenue from the servicing process, another component of mortgage lending revenue, includes fees from the actual servicing of loans. Revenue from the servicing of loans was $14.4 million, $12.9 million and $11.9 million for 2012, 2011 and 2010, respectively. Changes in the fair value of the Company's MSRs are generally a result of changes in mortgage interest rates from the previous reporting date. An increase in mortgage interest rates typically results in an increase in the fair value of the MSRs while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs. The fair value of MSRs is impacted by principal payments, prepayments and payoffs on loans in the servicing portfolio. Decreases in value from principal payments, prepayments and payoffs were $7.6 million, $6.2 million and $6.8 million for 2012, 2011 and 2010, respectively. The Company does not hedge the change in fair value of its MSRs and is susceptible to significant fluctuations in their value in changing interest rate environments. Reflecting this sensitivity to interest rates, the fair value of MSRs decreased $3.2 million, $14.0 million and $4.0 million in 2012, 2011 and 2010, respectively.

The following table presents the Company's mortgage lending operations for 2012, 2011 and 2010:

	2012		2011		2010
	Amount	% Change	Amount	% Change	Amount
	(Dollars in thousands)				
Production revenue:					
Origination	$ 53,296	119.5 %	$ 24,286	(15.2) %	$ 28,635
Servicing	14,435	11.6	12,929	8.5	11,920
Payoffs/Paydowns	(7,649)	(23.8)	(6,180)	9.7	(6,781)
Total	60,082	93.6	31,035	(8.1)	33,774
Market value adjustment	(3,163)	77.4	(13,966)	(246.6)	(4,029)
Mortgage lending revenue	$ 56,919	233.5	$ 17,069	(42.6)	$ 29,745
	(Dollars in millions)				
Origination volume	$ 1,996	64.6	$ 1,213	(15.8)	$ 1,440
Outstanding principal balance of mortgage loans serviced at year-end	$ 5,059	17.8	$ 4,293	10.9	$ 3,871

Credit card, debit card and merchant fees decreased in 2012 compared to 2011 as a result of the impact of the implementation of the Durbin Amendment, which was somewhat offset by the increases in the number and monetary volume of items processed. Credit card, debit card and merchant fees increased in 2011 compared to 2010 as a result of an increase in the number and monetary volume of items processed. As a result of the impact of the Durbin Amendment implementation, among other factors, debit card revenue decreased by $10.2 million in 2012 and by $3.0 million in 2011.

Changes in banking regulations and, in particular, the Federal Reserve's rules pertaining to certain overdraft payments on consumer accounts and the FDIC's Overdraft Payment Programs and Consumer Protection Final Overdraft Payment Supervisory Guidance, resulted in a decrease in insufficient fund fees during 2012 compared to 2011 and in 2011 compared to 2010. As a result, service charges on deposit accounts, which include insufficient fund fees, decreased in 2012 when compared to 2011 and in 2011 compared to 2010. The Company has taken steps to mitigate the impact of these new regulations on the Company's service charge revenue by offering new deposit products to customers.

Trust income decreased in 2012 compared to 2011 primarily as a result of decreases in the value of assets under management or in custody, as revenue is earned on assets under management, combined with non-recurring fees received during 2011 that were not received during 2012. Trust income increased in 2011 compared to 2010 primarily as a result of increases in the value of assets under management or in custody, as well as non-recurring fees received during 2011 that were not received during 2010.

Net securities gains of approximately $442,000, $12.1 million and $2.6 million were recorded in 2012, 2011 and 2010, respectively. These amounts reflected the sales and calls of securities from the available-for-sale portfolio and held-to-maturity portfolio. Some of the sales of available-for-sale securities in 2011 were previously classified as held-to-maturity, because during the second quarter of 2011, the Company determined that it no longer had the intent to hold until maturity all securities that were previously classified as held-to-maturity. Any sales of held-to-maturity securities occurred within three months of maturity and were so near maturity that management believed changes in interest rates would not have a significant impact on fair value. The security activity in 2010 included an other-than-temporary impairment charge of $2.1 million with no other-than-temporary impairment charge recorded in 2012 or 2011. The other-than-temporary impairment charge related to the Company's investment in pooled trust preferred securities. The fair value of these securities was negatively impacted by prevailing market conditions. Subsequent to the other-than-temporary charges in 2010, the pooled trust preferred securities had no remaining book value.

Insurance commissions increased 3.7% in 2012 compared to 2011 and increased 5.8% in 2011 compared to 2010 as a result of new policies written and growth from existing customers coupled with the revenue contributed by the acquisition of certain assets of The Securance Group, Inc. on July 2, 2012. Annuity fees decreased 32.5% in 2012 compared to 2011 as a result of fewer annuity sales combined with reduced commissions on those sales. Annuity fees increased 34.3% in 2011 compared to 2010 as a result of customers shifting funds from lower rate deposit accounts to higher rate annuity products. Brokerage commissions and fees increased in 2012 compared to 2011 as a result of the increase in sales of real estate investment trust products and increased in 2011 compared to 2010 because activity increased subsequent to the first quarter of 2010 as the financial markets recovered somewhat. Bank-owned life insurance revenue increased 5.4% in 2012 compared to 2011 as a result of the Company recording life insurance proceeds of approximately $872,000 during 2012 compared to recording life insurance proceeds of approximately $658,000 during 2011. Bank-owned life insurance revenue remained relatively stable in 2011 compared to 2010.

Other miscellaneous income includes safe deposit box rental income, gain or loss on disposal of assets, and other non-recurring revenue items. Other miscellaneous income decreased 8.9% in 2012 compared to 2011 and increased 15.0% in 2011 compared to 2010 primarily as a result of gains of $2.2 million on the dispositions of fixed assets during 2011.

Noninterest Expense

The components of noninterest expense for the years ended December 31, 2012, 2011 and 2010 and the percentage change between years are shown in the following table:

	2012		2011		2010
	Amount	% Change	Amount	% Change	Amount
			(Dollars in thousands)		
Salaries and employee benefits	$ 304,624	7.7 %	$ 282,880	4.1 %	$ 271,688
Occupancy, net	42,140	(0.5)	42,362	(1.5)	43,008
Equipment	20,849	(4.0)	21,707	(3.9)	22,598
Deposit insurance assessments	16,478	(22.7)	21,316	10.7	19,259
Prepayment penalty on FHLB borrowings	-	NM	9,778	NM	-
Advertising	4,869	(4.5)	5,098	(4.8)	5,354
Foreclosed property expense	39,406	41.8	27,796	51.4	18,355
Telecommunications	8,515	1.5	8,386	(11.4)	9,466
Public relations	5,434	(5.1)	5,727	(5.9)	6,088
Data Processing	10,234	5.8	9,677	59.5	6,068
Computer software	7,476	(0.3)	7,502	2.3	7,334
Amortization of intangibles	3,222	(3.1)	3,324	(15.0)	3,909
Legal fees	9,334	1.8	9,170	50.3	6,102
Postage and shipping	4,465	(7.2)	4,812	(4.6)	5,044
Other miscellaneous expense	72,147	(2.6)	74,098	18.1	62,760
Total noninterest expense	$ 549,193	2.9 %	$ 533,633	9.6 %	$ 487,033

NM = not meaningful

Salaries and employee benefits increased in 2012 compared to 2011 because of increased employee benefits and incentive compensation. Salaries and employee benefits increased slightly in 2011 compared to 2010 primarily because of an increase in insurance commissions as insurance revenue increased over the same periods combined with an increase in the cost of employee health care benefits and pension expenses. Pension plan costs, a component of salaries and employee benefits expense, increased in 2012 to $10.9 million after increasing in 2011 to $4.9 million from $3.7 million in 2010. Occupancy expense remained relatively stable in 2012, 2011 and 2010.

Equipment expense decreased in 2012 and 2011 as a result of a decrease in depreciation expense coupled with the Company's continued focus on controlling such expenses. The decrease in deposit insurance assessments in 2012 compared to 2011 was a result of improvement evidenced in various variables utilized by the FDIC in calculating the deposit insurance assessment. The increase in deposit insurance assessments in 2011 compared to 2010 was primarily a result of a slightly higher assessment rate. Effective as of the second quarter of 2011, the FDIC bases the deposit insurance assessment on a redefined assessment base and a new scorecard method to calculate the assessment rate. During the second quarter of 2011, the Company recorded $9.8 million in expenses related to the early repayment of FHLB advances. No early repayments were made during 2012 or 2010.

Foreclosed property expense increased in 2012 and 2011 as the Company experienced losses on the sale and larger writedowns of OREO as a result of the decline in property values attributable to the prevailing economic environment combined with increased other foreclosed property expenses as a result of the increase in the number of OREO properties during 2011 and the first half of 2012. During 2012, the Company added $32.4 million to OREO through foreclosure. Sales of OREO in 2012 were $81.2 million resulting in a net loss on sale of OREO of $8.4 million. The components of foreclosed property expense for the years ended December 31, 2012, 2011 and 2010 and the percentage change between years are shown in the following table:

	2012		2011		2010
	Amount	% Change	Amount	% Change	Amount
			(Dollars in thousands)		
Loss on sale of other real estate owned	$ 8,446	682.8 %	$ 1,079	(71.3) %	$ 3,762
Writedown of other real estate owned	21,726	6.7	20,353	95.1	10,432
Other foreclosed property expense	9,234	45.1	6,364	52.9	4,161
Total foreclosed property expense	$ 39,406	41.8 %	$ 27,796	51.4 %	$ 18,355

While the Company experienced some fluctuations in various components of other noninterest expense, including public relations, data processing, postage and shipping and amortization of intangibles, total noninterest expense remained relatively stable during 2012 compared to 2011. The increase in the other components of noninterest expense in 2011 compared to 2012 primarily related to market increases and general inflation in the cost of services and supplies purchased by the Company during 2011, as well as accruals for litigation contingencies and a one-time expense of $3.1 million related to the closure of 22 branch offices under the Company's branch optimization project.

Income Taxes

The Company recorded income tax expense of $33.3 million in 2012 compared to an income tax expense of $4.4 million in 2011 and an income tax benefit of $8.7 million in 2010. The increase in income tax expense in 2012 was primarily a result of the increase in pre-tax income, which increased 179.5% in 2012 compared to 2011. The increase in income tax expense in 2011 was primarily a result of the increase in pre-tax income, which increased 195.3% in 2011 compared to 2010, while tax preference items, such as tax-exempt interest income, remained relatively consistent with prior years. The primary differences between the Company's recorded expense for 2012 and the expense that would have resulted from applying the U.S. statutory tax rate of 35% to the Company's pre-tax income were the effects of tax-exempt income and other tax preference items.

FINANCIAL CONDITION

The percentage of earning assets to total assets measures the effectiveness of management's efforts to invest available funds into the most efficient and profitable uses. Earning assets at December 31, 2012 were $12.2 billion, or 90.9% of total assets, compared with $11.8 billion, or 90.6% of total assets, at December 31, 2011.

Loans and Leases

The Bank's loan and lease portfolio represents the largest single component of the Company's earning asset base, comprising 72.9% of average earning assets during 2012. The Bank's lending activities include both commercial and consumer loans and leases. Loan and lease originations are derived from a number of sources, including direct solicitation by the Bank's loan officers, existing depositors and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders, real estate broker referrals and mortgage loan companies. The Bank has established systematic procedures for approving and monitoring loans and leases that vary depending on the size and nature of the loan or lease, and applies these procedures in a disciplined manner. The Company's loans and leases are widely diversified by borrower and industry. Loans and leases, net of unearned income, totaled $8.6 billion at December 31, 2012, representing a 2.6% decrease from $8.9 billion at December 31, 2011. The decrease in loans and leases, net of unearned income, was primarily a result of continued low loan demand in the markets served by the Company; however, the Company was able to replace some loan runoff with new loan production, particularly in its Alabama, Texas and Louisiana markets.

The following table shows the composition of the Company's gross loans and leases by collateral type at December 31 for the years indicated:

	2012	2011	2010	2009	2008
			(In thousands)		
Commercial and industrial	$ 1,484,788	$ 1,484,967	$ 1,505,471	$ 1,484,011	$ 1,433,690
Real estate					
Consumer mortgages	1,873,875	1,945,190	1,978,145	2,017,067	2,096,568
Home equity	486,074	514,362	543,272	550,085	511,480
Agricultural	256,196	239,487	252,292	262,069	234,024
Commercial and industrial-owner occupied	1,333,103	1,301,575	1,331,473	1,449,554	1,465,027
Construction, acquisition and development	735,808	908,362	1,148,161	1,459,503	1,689,719
Commercial	1,748,881	1,754,022	1,816,951	1,806,766	1,568,956
Credit cards	104,884	106,281	106,345	108,086	93,650
All other	649,143	657,012	694,241	685,845	647,753
Total gross loans and leases	$ 8,672,752	$ 8,911,258	$ 9,376,351	$ 9,822,986	$ 9,740,867

The following table shows the Company's net loans and leases by collateral type as of December 31, 2012 by geographical location:

	Alabama and Florida Panhandle	Arkansas*	Mississippi*	Missouri	Greater Memphis Area	Tennessee*	Texas and Louisiana	Other	Total
				(In thousands)					
Commercial and industrial	$ 70,132	$ 149,418	$ 386,799	$ 35,240	$ 17,170	$ 74,300	$ 249,405	$ 494,147	$ 1,476,611
Real estate									
Consumer mortgages	109,585	262,899	709,251	44,513	79,221	160,906	454,607	52,893	1,873,875
Home equity	60,037	38,082	164,019	22,520	64,710	73,351	62,649	706	486,074
Agricultural	7,461	79,269	68,298	3,782	11,948	13,941	66,979	4,518	256,196
Commercial and industrial-owner occupied	120,318	155,015	494,957	77,951	88,980	89,935	253,088	52,859	1,333,103
Construction, acquisition and development	92,454	68,034	217,763	35,880	77,091	93,414	141,206	9,966	735,808
Commercial	208,676	331,575	353,067	189,993	104,101	98,811	392,027	70,631	1,748,881
Credit cards**	-	-	-	-	-	-	-	104,884	104,884
All other	32,122	82,825	180,836	8,210	54,332	50,815	97,473	114,944	621,557
Total	$ 700,785	$ 1,167,117	$ 2,574,990	$ 418,089	$ 497,553	$ 655,473	$ 1,717,434	$ 905,548	$ 8,636,989

* Excludes the Greater Memphis Area

** Credit card receivables are spread across all geographic regions but are not viewed by the Company's management as part of the geographic breakdown.

Commercial and Industrial - Commercial and industrial loans are loans and leases to finance business operations, equipment and owner-occupied facilities primarily for small and medium-sized enterprises. These include both lines of credit for terms of one year or less and term loans which are amortized over the useful life of the assets financed. Personal guarantees are generally required for these loans. Also included in this category are loans to finance agricultural production and business credit card lines. Commercial and industrial loans outstanding remained stable during 2012 increasing by 0.2% at December 31, 2012 compared to December 31, 2011.

Real Estate – Consumer Mortgages - Consumer mortgages are first- or second-lien loans to consumers secured by a primary residence or second home. These loans are generally amortized over terms up to 15 or 20 years with maturities of three to five years. The loans are generally secured by properties located generally within the local market area of the community bank which originates and services the loan. These loans are underwritten in accordance with the Bank's general loan policies and procedures which require, among other things, proper documentation of each borrower's financial condition, satisfactory credit history and property value. Consumer mortgages outstanding remained relatively stable, decreasing by 3.7% at December 31, 2012 compared to December 31, 2011. In addition to loans originated through the Bank's branches, the Bank originates and services consumer mortgages sold in the secondary market which are underwritten and closed pursuant to investor and agency guidelines. The Bank's exposure to sub-prime mortgages is minimal.

Real Estate – Home Equity - Home equity loans include revolving credit lines which are secured by a first or second lien on a borrower's residence. Each loan is underwritten individually by lenders who specialize in home equity lending and must conform to Bank lending policies and procedures for consumer loans as to borrower's financial condition, ability to repay, satisfactory credit history and the condition and value of collateral. Properties securing home equity loans are generally located in the local market area of the Bank branch or office originating and servicing the loan. The Bank has not purchased home equity loans from brokers or other lending institutions. Home equity loans outstanding decreased 5.5% from December 31, 2011 to December 31, 2012.

Real Estate – Agricultural - Agricultural loans include loans to purchase agricultural land and production lines secured by farm land. Agricultural loans outstanding increased 7.0% from December 31, 2011 to December 31, 2012.

Real Estate – Commercial and Industrial-Owner Occupied - Commercial and industrial-owner occupied loans include loans secured by business facilities to finance business operations, equipment and owner-occupied facilities primarily for small and medium-sized enterprises. These include both lines of credit for terms of one year or less and term loans which are amortized over the useful life of the assets financed. Personal guarantees are generally required for these loans. Commercial and industrial-owner occupied loans remained stable during 2012, increasing 2.4% from December 31, 2011 to December 31, 2012.

Real Estate – Construction, Acquisition and Development - Construction, acquisition and development loans include both loans and credit lines for the purpose of purchasing, carrying and developing land into commercial developments or residential subdivisions. Also included are loans and lines for construction of residential, multi-family and commercial buildings. Prior to March 2010, these loans were often structured with interest reserves to fund interest costs during the construction and development period. Additionally, certain loans are structured with interest only terms. The Bank primarily engages in construction and development lending only in local markets served by its branches. The weakened economy and housing market has negatively impacted builders and developers in particular. Sales of finished houses slowed during 2009 and activity has remained relatively slow since then, which has resulted in lower demand for residential lots and development land. The Company curtailed the origination of new construction, acquisition and development loans significantly during 2009 and the Company has continued to maintain that strategy. Construction, acquisition and development loans decreased 19.0% from December 31, 2011 to December 31, 2012.

The underwriting process for construction, acquisition and development loans with interest reserves is essentially the same as that for a loan without interest reserves and may include analysis of borrower and guarantor financial strength, market demand for the proposed project, experience and success with similar projects, property values, time horizon for project completion and the availability of permanent financing once the project is completed. The Company's loan policy generally prohibits the use of interest reserves on loans originated after March 2010. Construction, acquisition and development loans, with or without interest reserves, are inspected periodically to ensure that the project is on schedule and eligible for requested draws. Inspections may be performed by construction inspectors hired by the Company or by appropriate loan officers and are done periodically to monitor the progress of a particular project. These inspections may also include discussions with project managers and engineers. For performing construction, acquisition and development loans, interest is generally recognized as interest income as it is earned. Non-performing construction, acquisition and development loans are placed on non-accrual status and interest income is not recognized, except in those situations where principal is expected to be received in full. In such situations, interest income is recognized as payment is received.

At December 31, 2012, the Company had $11.8 million in construction, acquisition and development loans that provided for the use of interest reserves with approximately $584,000 recognized as interest income during 2012. The amount of such loans with interest reserves that were on non-accrual status was $1.6 million at December 31, 2012. Interest income is not being recognized on construction, acquisition and development loans with interest reserves that are in non-accrual status. Loans with interest reserves normally have a budget that includes the various cost components involved in the project. Interest is such a cost, along with hard and other soft costs. The Company's policy is to allow interest reserves only during the construction phase.

So that interest capitalization is appropriate, interest reserves are not included for any renewal period after construction is completed or otherwise ceases, requiring borrowers to make interest payments no less than quarterly. Loans for which construction is complete, or has ceased, and where interest payments are not made on a timely basis are considered non-performing and are generally placed in nonaccrual status. Procedures are in place to restrict the structuring of a loan with terms that do not require performance until the end of the loan term, as well as to restrict the advancement of funds to keep a loan from becoming non-performing with any such advancement identified as a TDR.

On a case-by-case basis, a construction, acquisition and development loan may be extended, renewed or restructured. Loans are sometimes extended for a short period of time (generally 90 days or less) beyond the contractual maturity to facilitate negotiations or allow the borrower to gain other financing or acquire more recent note-related information, such as appraisals or borrower financial statements. These short-term extensions are not ordinarily accounted for as TDRs if the loan and project are performing in accordance with the terms of the loan agreement and/or promissory note. Construction, acquisition and development loans may be renewed when the borrower has satisfied the terms and conditions of the original loan, including payment of interest, and when management believes that the borrower is able to continue to meet the terms of the renewed note during the renewal period. Many loans are structured to mature consistent with the construction or development period or at least annually. If concessions are granted to a borrower as a result of its financial difficulties, the loan is classified as a TDR and analyzed for impairment.

The Bank's real estate risk management group is responsible for reviewing and approving the structure and classification of all construction, acquisition and development loan renewals and modifications above a threshold of $500,000. The analysis performed by the real estate risk management group may include the review of updated appraisals, borrower and guarantor financial condition, construction status and proposed loan structure. If the new terms of the loan meet the criteria of a TDR as set out in FASB ASC 310, the loan is identified as such.

Each construction, acquisition and development loan is underwritten to address: (i) the desirability of the project, its market viability and projected absorption period; (ii) the creditworthiness of the borrower and the guarantor as to liquidity, cash flow and assets available to ensure performance of the loan; (iii) equity contribution to the project; (iv) the developer's experience and success with similar projects; and (v) the value of the collateral. Each factor must be acceptable under the Company's lending policy and risk review.

The construction, acquisition and development portfolio is further categorized by risk characteristics into the following six categories: commercial acquisition and development; residential acquisition and development; multi-family construction; one-to-four family construction; commercial construction; and recreation and all other loans. Construction, acquisition and development loans were $735.8 million and $908.4 million at December 31, 2012 and 2011, respectively. The following table shows the Company's net loans and leases in the construction, acquisition and development portfolio by geographical location at December 31, 2012:

Real Estate Construction, Acquisition and Development	Alabama and Florida Panhandle	Arkansas*	Mississippi*	Missouri	Greater Memphis Area	Tennessee*	Texas and Louisiana	Other	Total
					(In thousands)				
Performing:									
Multi-family construction	$ -	$ -	$ 10	$ -	$ -	$ 4,550	$ 1,982	$ -	$ 6,542
One-to-four family construction	23,399	11,962	40,781	5,342	8,155	41,344	34,930	89	166,002
Recreation and all other loans	1,520	8,709	12,610	301	3,120	3,552	13,851	-	43,663
Commercial construction	15,024	11,694	38,822	2,023	7,690	7,849	23,287	1,821	108,210
Commercial acquisition and development	12,019	16,913	50,102	8,099	18,962	12,360	23,998	1,298	143,751
Residential acquisition and development	23,264	17,354	67,656	8,089	19,963	16,558	38,018	4,740	195,642
Total	$ 75,226	$ 66,632	$ 209,981	$ 23,854	$ 57,890	$ 86,213	$ 136,066	$ 7,948	$ 663,810
Non-performing:									
Multi-family construction	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
One-to-four family construction	3,649	227	2,167	2,698	1,896	117	254	382	11,390
Recreation and all other loans	-	17	44	-	777	167	172	-	1,177
Commercial construction	2,650	150	-	91	-	2,379	619	-	5,889
Commercial acquisition and development	3,049	93	1,369	1,658	6,824	2,442	2,359	1	17,795
Residential acquisition and development	7,880	916	4,202	7,579	9,704	2,096	1,735	1,635	35,747
Total	$ 17,228	$ 1,403	$ 7,782	$ 12,026	$ 19,201	$ 7,201	$ 5,139	$ 2,018	$ 71,998
Total:									
Multi-family construction	$ -	$ -	$ 10	$ -	$ -	$ 4,550	$ 1,982	$ -	$ 6,542
One-to-four family construction	27,048	12,189	42,948	8,040	10,051	41,461	35,184	471	177,392
Recreation and all other loans	1,520	8,726	12,654	301	3,897	3,719	14,023	-	44,840
Commercial construction	17,674	11,844	38,822	2,114	7,690	10,228	23,906	1,821	114,099
Commercial acquisition and development	15,068	17,006	51,471	9,757	25,786	14,802	26,357	1,299	161,546
Residential acquisition and development	31,144	18,270	71,858	15,668	29,667	18,654	39,753	6,375	231,389
Total	$ 92,454	$ 68,035	$ 217,763	$ 35,880	$ 77,091	$ 93,414	$ 141,205	$ 9,966	$ 735,808

* Excludes the Greater Memphis Area

The following table shows the maturity distribution of the Company's net loans and leases in the construction, acquisition and development portfolio as of December 31, 2012:

Real Estate Construction, Acquisition and Development	Past Due	One Year or Less	One to Five Years	After Five Years	Total
Outstanding loan balances:			(In thousands)		
Multi-family construction	$ -	$ 4,479	$ 2,063	$ -	$ 6,542
One-to-four family construction	1,366	161,548	14,197	281	177,392
Recreation and all other loans	777	12,759	25,692	5,612	44,840
Commercial construction	1,695	59,874	36,033	16,497	114,099
Commercial acquisition and development	8,689	73,772	76,645	2,440	161,546
Residential acquisition and development	2,709	136,417	85,005	7,258	231,389
Total	$ 15,236	$ 448,849	$ 239,635	$ 32,088	$ 735,808
Non-accrual loans:					
Multi-family construction	$ -	$ -	$ -	$ -	$ -
One-to-four family construction	862	7,205	2,338	204	10,609
Recreation and all other loans	777	340	43	-	1,160
Commercial construction	1,695	2,509	1,685	-	5,889
Commercial acquisition and development	7,729	5,472	4,136	-	17,337
Residential acquisition and development	2,538	26,066	3,036	-	31,640
Total	$ 13,601	$ 41,592	$ 11,238	$ 204	$ 66,635

As of December 31, 2012, 61.0% of the loans in the construction, acquisition and development portfolio were scheduled to mature within one year. Many of these maturities may occur prior to the completion of the related projects; and management expects that these loans will be renewed for an additional period of time. The Company's loan policy requires that updated appraisals from qualified third party appraisers be obtained for any real estate loan over $250,000 that is renewed. If the borrower is experiencing financial difficulties, and the renewal is made with concessions, the loan is considered to be a TDR. These TDRs are tested for impairment by assessing the estimated disposal value of the collateral from the recent appraisal or by assessing the present value of the discounted cash flows expected on these loans.

The following table presents the activity in the construction, acquisition and development nonaccrual loans for 2012:

	(In thousands)
Balance at December 31, 2011	$ 133,110
Additions to construction, acquisition and development nonaccruals:	
Formation of new nonaccrual loans	25,567
Reductions in construction, acquisition and development nonaccruals:	
Charge-offs	(32,823)
Foreclosures to OREO	(10,679)
Payments	(56,611)
Transfers to accrual status	(872)
Transfer from other loan category	8,943
Balance at December 31, 2012	$ 66,635

The five largest credits that made up the construction, acquisition and development nonaccrual loan balance at December 31, 2012 were located throughout the Company's geographical locations and in various stages of development and maturity. The five largest credits made up 10.4% of the total construction, acquisition and development nonaccrual loan balance at December 31, 2012.

Real Estate – Commercial - Commercial loans include loans to finance income-producing commercial and multi-family properties. Lending in this category is generally limited to properties located in the Company's trade area with only limited exposure to properties located elsewhere but owned by in-market borrowers. Loans in this category include loans for neighborhood retail centers, medical and professional offices, single retail stores, warehouses and apartments leased generally to local businesses and residents. The underwriting of these loans takes into consideration the occupancy and rental rates as well as the financial health of the borrower. The Bank's exposure to national retail tenants is minimal. The Bank has not purchased commercial real estate loans from brokers or third-party originators. Real estate-commercial loans remained stable during 2012, decreasing 0.3% at December 31, 2012 compared to December 31, 2011.

Credit Cards - Credit cards include consumer and business MasterCard and Visa accounts. The Bank offers credit cards primarily to its deposit and loan customers. Credit card balances remained stable in 2012, decreasing 1.3% at December 31, 2012 compared to December 31, 2011.

All Other - All other loans and leases include consumer installment loans and loans and leases to state, county and municipal governments and non-profit agencies. Consumer installment loans and leases include term loans of up to five years secured by automobiles, boats and recreational vehicles. The Bank offers lease financing for vehicles and heavy equipment to state, county and municipal governments and medical equipment to healthcare providers across the southern states. All other loan and lease balances remained stable during 2012, decreasing 0.9% at December 31, 2012 compared to December 31, 2011.

The maturity distribution of the Company's loan portfolio is one factor in management's evaluation by collateral type of the risk characteristics of the loan and lease portfolio. The following table shows the maturity distribution of the Company's loans and leases, net of unearned income, as of December 31, 2012:

	One Year or Less	One to Five Years	After Five Years
		(In thousands)	
Commercial and industrial	$ 918,311	$ 422,443	$ 135,857
Real estate			
Consumer mortgages	434,002	1,057,930	381,943
Home equity	113,303	372,600	171
Agricultural	65,622	135,520	55,054
Commercial and industrial-owner occupied	253,294	672,319	407,490
Construction, acquisition and development	464,085	239,636	32,087
Commercial	410,818	1,010,203	327,860
Credit cards	104,884	-	-
All other	211,090	339,517	70,950
Total loans and leases, net of unearned income	$ 2,975,409	$ 4,250,168	$ 1,411,412

The interest rate sensitivity of the Company's loan and lease portfolio is important in the management of net interest margin. The Bank attempts to manage the relationship between the interest rate sensitivity of its assets and liabilities to produce an effective interest differential that is not significantly impacted by the level of interest rates. The following table shows the interest rate sensitivity of the Company's loans and leases, net of unearned income, due after one year as of December 31, 2012:

	Fixed Rate	Variable Rate
	(In thousands)	
Loan and lease portfolio Due after one year	$ 4,014,514	$ 2,193,483

NPLs consist of non-accrual loans and leases, loans and leases 90 days or more past due, still accruing, and accruing loans and leases that have been restructured (primarily in the form of reduced interest rates and modified payment terms) because of the borrower's or guarantor's weakened financial condition or bankruptcy proceedings. The Company's policy provides that loans and leases are generally placed in non-accrual status if, in management's opinion, payment in full of principal or interest is not expected or payment of principal or interest is more than 90 days past due, unless the loan or lease is both well-secured and in the process of collection. NPAs consist of NPLs and other real estate owned, which consists of foreclosed properties. NPAs, which are carried either in the loan account or other real estate owned on the Company's consolidated balance sheets, depending on foreclosure status, were as follows at the end of each year presented:

	2012	2011	2010	2009	2008
		(Dollars in thousands)			
Non-accrual loans and leases	$ 207,241	$ 276,798	$ 347,499	$ 144,013	$ 28,168
Loans 90 days or more past due, still accruing	1,210	3,434	8,500	36,301	33,373
Restructured loans and leases, but accruing	25,099	42,018	38,376	6,161	2,472
Total NPLs	233,550	322,250	394,375	186,475	64,013
Other real estate owned	103,248	173,805	133,412	59,265	46,317
Total NPAs	$ 336,798	$ 496,055	$ 527,787	$ 245,740	$ 110,330
NPLs to net loans and leases	2.70%	3.63%	4.23%	1.91%	0.66%
NPAs to net loans and leases	3.90%	5.59%	5.65%	2.51%	1.14%

NPLs decreased 27.5% in 2012 compared to 2011 and decreased 18.3% in 2011 compared to 2010. Other real estate owned decreased 40.6% in 2012 compared to 2011 after increasing 30.3% in 2011 compared to 2010. Included in NPLs at December 31, 2012 were $156.7 million of loans that were impaired. These impaired loans had a specific reserve of $10.5 million included in the allowance for credit losses of $164.5 million at December 31, 2012, and were net of $49.3 million in partial charge-downs previously taken on these impaired loans. NPLs at December 31, 2011 included $234.9 million of loans that were impaired and had a specific reserve of $39.7 million included in the allowance for credit losses of $195.2 million at December 31, 2011. While restructured loans and leases still accruing decreased in 2012, the increase in restructured loans and leases still accruing in 2011 and 2010 reflected the increase in loans which met the criteria for disclosure as TDRs because payment terms or pricing had been modified by the Company or by orders under bankruptcy proceedings but which demonstrated sufficient performance to support the remaining principal and accrued interest.

The following table provides additional details related to the Company's NPLs and the allowance for credits losses at December 31 for the years indicated:

	2012	2011
	(Dollars in thousands)	
Unpaid principal balance of impaired loans	$ 206,072	$ 287,099
Cumulative charge offs on impaired loans	49,344	52,176
Outstanding balance of impaired loans	156,728	234,923
Other non-accrual loans and leases not impaired	50,513	41,875
Total non-accrual loans and leases	$ 207,241	$ 276,798
Allowance for impaired loans	10,541	39,708
Nonaccrual loans and leases, net of specific reserves	$ 196,700	$ 237,090
Loans and leases 90+ past due, still accruing	1,210	3,434
Restructured loans and leases, still accruing	25,099	42,018
Total non-performing loans and leases	$ 233,550	$ 322,250
Allowance for impaired loans	$ 10,541	$ 39,708
Allowance for all other loans and leases	153,925	155,410
Total allowance for credit losses	$ 164,466	$ 195,118
Outstanding balance of impaired loans	$ 156,728	$ 234,923
Allowance for impaired loans	10,541	39,708
Net book value of impaired loans	$ 146,187	$ 195,215
Net book value of impaired loans as a % of unpaid principal balance	71%	68%
Coverage of other **non-accrual** loans and leases not impaired by the allowance for all other loans and leases	305%	371%
Coverage of **non-performing** loans and leases not impaired by the allowance for all other loans and leases	200%	178%

Non-accrual loans at December 31, 2012 reflected a decrease of $70.0 million, or 25.1%, to $207.2 million from $276.8 million at December 31, 2011 after decreasing $70.7 million, or 20.4%, from $347.5 million at December 31, 2010. The Bank's NPL levels over the past several years have been reflective of the continuing effects of the prevailing economic environment on the Bank's loan portfolio, as a significant portion of the prior increases in the Bank's NPLs was attributable to problems developing for established customers with real estate related loans, particularly residential construction and development loans, primarily in the Bank's more urban markets. These problems resulted primarily from the decreased liquidity of certain borrowers and third party guarantors, as well as the declines in appraised real estate values for loans which became collateral dependent during the past two years and certain other borrower specific factors. The decrease in non-accrual loans during 2012 and 2011 was primarily recognized in the real estate construction, acquisition and development portfolio, as non-accrual loans in this portfolio decreased $66.5 million, or 49.9% to $66.6 million at December 31, 2012 after decreasing $78.4 million, or 37.1%, to $133.1 million at December 31, 2011 from $211.5 million at December 31, 2010. The decrease in the real estate construction, acquisition and development portfolio resulted from charge-offs of previous non-accrual loans and a reduction in the non-accrual formation related to the real estate construction, acquisition and development portfolio combined with payment received on existing non-accrual loans.

Of the construction, acquisition and development portfolio, which totaled $735.8 million at December 31, 2012, $480.7 million represented loans made by the Bank's locations in Alabama, Mississippi and Tennessee, including the greater Memphis, Tennessee area, a portion of which is in northwest Mississippi and Arkansas. Residential acquisition and development loans were the largest component of the real estate construction, acquisition and development portfolio and totaled $231.4 million at December 31, 2012 with $151.3 million, or 65.4%, of such loans made by the Bank's locations in Alabama, Mississippi and Tennessee. These areas have experienced a higher incidence of NPLs, primarily as a result of a severe downturn in the housing market in these regions. Of the Company's total NPLs of $233.6 million at December 31, 2012, $121.4 million, or 52.0%, were loans made within these markets. These markets continue to be affected by high inventories of unsold homes, unsold lots and undeveloped land intended for use as housing developments. Unlike the Bank's NPL concentrations in Alabama, Mississippi and Tennessee which are being affected by the severe downturn in the housing market, the Missouri market's NPLs are generally a result of borrowers experiencing financial difficulties, or difficulties with a specific project, rather than problems more associated with product types in specific geographic areas. The NPLs in the Missouri market are represented by fewer and larger individual credits in the commercial real estate portfolio, some of which pre-date our acquisition of The Signature Bank in 2007. The following table presents the Company's NPLs by geographical location at December 31, 2012:

	Outstanding	90+ Days Past Due still Accruing	Non-accruing Loans	Restructured Loans, still accruing	NPLs	NPLs as a % of Outstanding
	(Dollars in thousands)					
Alabama and Florida Panhandle	$ 700,785	$ -	$ 37,616	$ 3,620	$ 41,236	5.9 %
Arkansas*	1,167,117	74	24,174	3,700	27,948	2.4
Mississippi*	2,574,990	9	33,631	6,697	40,337	1.6
Missouri	418,089	-	35,732	3,111	38,843	9.3
Greater Memphis Area	497,553	14	24,629	4,222	28,865	5.8
Tennessee*	655,473	-	17,183	1,223	18,406	2.8
Texas and Louisiana	1,717,434	10	21,162	291	21,463	1.2
Other	905,548	1,103	13,114	2,235	16,452	1.8
Total	$ 8,636,989	$ 1,210	$ 207,241	$ 25,099	$ 233,550	2.7 %

*Excludes the Greater Memphis Area

Other real estate owned decreased by $70.6 million to $103.2 million at December 31, 2012 compared to December 31, 2011 which was an increase of $40.4 million from $133.4 million at December 31, 2010. The decrease in other real estate owned in 2012 was a result of sales of foreclosed properties exceeding new foreclosures. Writedowns were the result of continuing processes to value these properties at fair value. The Bank recorded losses from the loans that were secured by these foreclosed properties in the allowance for credit losses at the time of foreclosure.

The ultimate impact of the economic downturn on the Company's financial condition and results of operations will depend on its severity and duration. Continued weakness in the economy could adversely affect the Bank's volume of NPLs. The Bank will continue to focus on improving and enhancing existing processes related to the early identification and resolution of potential credit problems. Loans identified as meeting the criteria set out in FASB ASC 310 are identified as TDRs. The concessions granted most frequently for TDRs involve reductions or delays in required payments of principal and/or interest for a specified time, the rescheduling of payments in accordance with a bankruptcy plan or the charge-off of a portion of the loan. In most cases, the conditions of the credit also warrant non-accrual status, even after the restructure occurs. TDR loans may be returned to accrual status in years after the restructure if there has been at least a six-month sustained period of repayment performance under the restructured loan terms by the borrower and the interest rate at the time of restructure was at or above market for a comparable loan. For reporting purposes, if a restructured loan is 90 days or more past due or has been placed in non-accrual status, the restructured loan is included in the loans 90 days or more past due category or the non-accrual loan category of NPAs. Total restructured loans were $81.4 million and $104.7 million at December 31, 2012 and 2011, respectively. Restructured loans of $56.2 million and $62.7 million were included in the non-accrual loan category at December 31, 2012 and 2011, respectively.

The total amount of interest earned on NPLs was $4.3 million, $12.6 million, $11.2 million, $4.1 million and approximately $495,000 in 2012, 2011, 2010, 2009 and 2008, respectively. The gross interest income that would have been recorded under the original terms of those loans and leases if they had been performing amounted to approximately $15.6 million, $18.7 million, $21.7 million, $8.4 million and $1.8 million in 2012, 2011, 2010, 2009 and 2008, respectively.

Loans considered impaired under FASB ASC 310 are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans the Bank considered impaired, which were included in NPLs, totaled $156.7 million, $234.9 million, $273.4 million, $128.5 million and $25.5 million at December 31, 2012, 2011, 2010, 2009 and 2008, respectively, with a valuation allowance of $10.5 million, $39.7 million, $40.7 million, $22.7 million and $9.1 million, respectively.

At December 31, 2012, the Company did not have any concentration of loans or leases in excess of 10% of total loans and leases outstanding which were not otherwise disclosed as a category of loans or leases. Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Bank conducts business in a geographically concentrated area and has a significant amount of loans secured by real estate to borrowers in varying activities and businesses, but does not consider these factors alone in identifying loan concentrations. The ability of the Bank's borrowers to repay loans is somewhat dependent upon the economic conditions prevailing in the Bank's market areas.

The Company utilizes an internal loan classification system to grade loans according to certain credit quality indicators. These credit quality indicators include, but are not limited to, recent credit performance, delinquency, liquidity, cash flows, debt coverage ratios, collateral type and loan-to-value ratio. The following table provides details of the Company's loan and lease portfolio, net of unearned income, by segment, class and internally assigned grade at December 31, 2012:

	Pass	Special Mention	Substandard	Doubtful	Loss	Impaired	Total
				(In thousands)			
Commercial and industrial	$ 1,426,498	$ 14,663	$ 29,876	$ 729	$ -	$ 4,845	$ 1,476,611
Real estate							
Consumer mortgage	1,691,682	32,840	131,141	2,907	198	15,107	1,873,875
Home equity	461,151	4,791	17,619	1,057	76	1,380	486,074
Agricultural	227,138	5,729	17,947	-	-	5,382	256,196
Commercial and industrial-owner occupied	1,202,111	31,087	82,816	369	-	16,720	1,333,103
Construction, acquisition and development	567,881	30,846	75,031	715	-	61,335	735,808
Commercial	1,524,262	53,455	120,591	160	-	50,413	1,748,881
Credit cards	104,884	-	-	-	-	-	104,884
All other	600,807	8,397	10,196	601	10	1,546	621,557
Total	$ 7,806,414	$ 181,808	$ 485,217	$ 6,538	$ 284	$ 156,728	$ 8,636,989

In the normal course of business, management becomes aware of possible credit problems in which borrowers exhibit potential for the inability to comply with the contractual terms of their loans and leases, but which at the time do not yet meet the criteria for disclosure as NPLs. However, based upon past experiences, some of these loans and leases with potential weaknesses will ultimately be restructured or placed in non-accrual status. At December 31, 2012, the Bank had $5.9 million of potential problem loans or leases or loans and leases with potential weaknesses that were not included in the non-accrual loans and leases or in the loans 90 days or more past due categories. These loans or leases are included in the above rated categories. Loans with identified weaknesses based upon analysis of the credit quality indicators are included in the 90 days or more past due category or in the non-accrual loan and lease category which includes impaired loans. See Note 5 to the Company's Consolidated Financial Statements included elsewhere in this Report for additional information regarding the Company's internal loan classification system.

The following table provides details regarding the aging of the Company's loan and lease portfolio, net of unearned income, by internally assigned grade at December 31, 2012:

	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total
			(In thousands)		
Pass	$ 7,799,802	$ 6,605	$ 7	$ -	$ 7,806,414
Special Mention	180,025	1,009	774	-	181,808
Substandard	445,425	20,155	5,894	13,743	485,217
Doubtful	5,384	331	200	623	6,538
Loss	182	20	16	66	284
Impaired	113,987	1,195	4,633	36,913	156,728
Total	$ 8,544,805	$ 29,315	$ 11,524	$ 51,345	$ 8,636,989

While an increase of 45.8% occurred in the Special Mention category, all other loan grade categories decreased at December 31, 2012 compared to December 31, 2011, specifically the Substandard and Impaired categories which decreased 25.9% and 33.3%, respectively. Of the $181.8 million of Special Mention loans and leases, 99.0% remained current as to scheduled repayment of principal and interest, with no Special Mention loans having outstanding balances that were 90 days or more past due at December 31, 2012. Of the $485.2 million of Substandard loans and leases, 91.8% remained current as to scheduled repayment of principal and interest, with only 2.8% having outstanding balances that were 90 days or more past due at December 31, 2012. Of the $156.7 million of Impaired loans and leases, 72.7% remained current as to scheduled repayment of principal and/or interest, with 23.6% having outstanding balances that were 90 days or more past due at December 31, 2012.

The following table provides details regarding the aging of the Company's nonaccrual loans and leases by segment and class at December 31, 2012:

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Outstanding
			(In thousands)			
Commercial and industrial	$ 745	$ 182	$ 3,704	$ 4,631	$ 4,680	$ 9,311
Real estate						
Consumer mortgages	1,316	4,762	13,308	19,386	16,747	36,133
Home equity	334	232	350	916	2,581	3,497
Agricultural	94	102	3,936	4,132	3,455	7,587
Commercial and industrial-owner occupied	292	287	2,914	3,493	17,417	20,910
Construction, acquisition and development	584	2,426	14,790	17,800	48,835	66,635
Commercial	3,498	2,133	10,469	16,100	41,556	57,656
Credit cards	26	55	246	327	88	415
All other	185	111	418	714	4,383	5,097
Total	$ 7,074	$ 10,290	$ 50,135	$ 67,499	$139,742	$ 207,241

At December 31, 2012, 56.0% of nonaccrual loans and leases were considered paying as agreed. Nonaccrual loans that are considered paying as agreed include loans that are less than 30 days delinquent, require payments at least quarterly and are not being reviewed for restructure.

Collateral for some of the Bank's loans and leases is subject to fair value evaluations that fluctuate with market conditions and other external factors. In addition, while the Bank has certain underwriting obligations related to such evaluations, the evaluations of some real property and other collateral are dependent upon third-party independent appraisers employed either by the Bank's customers or as independent contractors of the Bank. During the current economic cycle, some subsequent fair value appraisals have reported lower values than were originally reported. These declining collateral values could impact future losses and recoveries.

The following table provides additional details related to the Company's loan and lease portfolio, net of unearned income, and the distribution of NPLs at December 31, 2012:

Loans and leases, net of unearned income	Outstanding	90+ Days Past Due still Accruing	Non-accruing Loans	Restructured Loans, but Accruing	NPLs	NPLs as a % of Outstanding
			(Dollars in thousands)			
Commercial and industrial	$ 1,476,611	$ 414	$ 9,311	$ 519	$ 10,244	0.7 %
Real estate						
Consumer mortgages	1,873,875	512	36,133	4,041	40,686	2.2
Home equity	486,074	-	3,497	-	3,497	0.7
Agricultural	256,196	10	7,587	445	8,042	3.1
Commercial and industrial-owner occupied	1,333,103	19	20,910	7,332	28,261	2.1
Construction, acquisition and development	735,808	-	66,635	5,363	71,998	9.8
Commercial	1,748,881	-	57,656	4,540	62,196	3.6
Credit cards	104,884	228	415	1,877	2,520	2.4
All other	621,557	27	5,097	982	6,106	1.0
Total	$ 8,636,989	$ 1,210	$ 207,241	$ 25,099	$ 233,550	2.7 %

The following table provides selected characteristics of the Company's real estate construction, acquisition and development loans at December 31, 2012:

Real Estate Construction, Acquisition and Development	Outstanding	90+ Days Past Due still Accruing	Non-accruing Loans	Restructured Loans, but Accruing	NPLs	NPL as a % of Outstanding
			(Dollars in thousands)			
Multi-family construction	$ 6,542	$ -	$ -	$ -	$ -	- %
One-to-four family construction	177,392	-	10,609	781	11,390	6.4
Recreation and all other loans	44,840	-	1,160	17	1,177	2.6
Commercial construction	114,099	-	5,889	-	5,889	5.2
Commercial acquisition and development	161,546	-	17,337	458	17,795	11.0
Residential acquisition and development	231,389	-	31,640	4,107	35,747	15.4
Total	$ 735,808	$ -	$ 66,635	$ 5,363	$ 71,998	9.8 %

Securities

The Company uses the Bank's securities portfolio to make various term investments, to provide a source of liquidity and to serve as collateral to secure certain types of deposits. In evaluating the balance sheet during the second quarter of 2011, management determined that it would be in the Company's best interest to prepay a portion of its long-term FHLB borrowings. In the course of that evaluation, management also determined certain securities classified as held-to-maturity should be sold as their terms more closely aligned with the FHLB borrowings which assisted in the mitigation of interest rate risk. Based on the change in intent not to hold to maturity, the Company transferred all held-to-maturity securities to the available-for-sale category during the second quarter of 2011. The following tables show the carrying value of the Company's held-to-maturity and available-for-sale securities by investment category at December 31, 2012, 2011, and 2010:

	2012	2011	2010
		(In thousands)	
Held-to-maturity Securities:			
U. S. Government agency securities	$ -	$ -	$ 1,246,649
Taxable obligations of states and political subdivisions	-	-	37,103
Tax-exempt obligations of states and political subdivisions	-	-	329,267
Total	$ -	$ -	$ 1,613,019

	2012	2011	2010
		(In thousands)	
Available-for-sale Securities:			
U. S. Government agency securities	$ 1,401,996	$ 1,501,243	$ 433,158
Government agency issued residential mortgage-backed securities	366,875	404,610	503,229
Government agency issued commercial mortgage-backed securities	91,445	34,599	29,994
Taxable obligations of states and political subdivisions	110,731	113,343	38,019
Tax-exempt obligations of states and political subdivisions	455,142	450,177	72,146
Collateralized debt obligations	-	-	-
Other securities	7,843	9,546	19,516
Total	$ 2,434,032	$ 2,513,518	$ 1,096,062

A portion of the Company's securities portfolio continues to be tax-exempt. Investments in tax-exempt securities totaled $455.1 million at December 31, 2012, compared to $450.2 million at the end of 2011 and $401.4 million at the end of 2010. The Company invests only in investment grade securities, with the exception of obligations of certain counties and municipalities within the Company's market area, and avoids other high yield non-rated securities and investments.

At December 31, 2012, the Company's available-for-sale securities totaled $2.4 billion. These securities, which are subject to possible sale, are recorded at fair value. At December 31, 2012, the Company held no securities whose decline in fair value was considered other than temporary.

The following table shows the maturities and weighted average yields at December 31, 2012 for the carrying value of the available-for-sale securities:

	Securities Maturing				
	Within One Year	After One But Within Five Years	After Five But Within Ten Years	After Ten Years	Total
	(Dollars in thousands)				
Available-for-sale Securities:					
U. S. Government agency securities	$ 435,627	$ 946,307	$ 20,062	$ -	$ 1,401,996
Government agency issued residential mortgage-backed securities	102,497	131,201	25,270	107,907	366,875
Government agency issued commercial mortgage-backed securities	-	1,884	73,774	15,787	91,445
Obligations of states and political subdivisions	23,781	129,012	59,423	353,657	565,873
Other	-	20	86	7,737	7,843
Total	$ 561,905	$ 1,208,424	$ 178,615	$ 485,088	$ 2,434,032
Weighted average yield	1.90%	1.68%	3.23%	5.39%	

The yield on tax-exempt obligations of states and political subdivisions has been adjusted to a taxable equivalent basis using a 35% tax rate.

Net unrealized gains on available-for-sale securities as of December 31, 2012 totaled $68.1 million. Net unrealized gains on available-for-sale securities as of December 31, 2011 totaled $65.5 million.

The following table shows the available-for-sale securities portfolio by credit rating as obtained from Moody's Investors Services as of December 31, 2012:

	Amortized Cost		Estimated Fair Value	
	Amount	% of Total	Amount	% of Total
Available-for-sale Securities:	(Dollars in thousands)			
Aaa	$ 1,865,615	78.9%	$ 1,901,099	78.10%
Aa1 to Aa3	217,692	9.2%	233,486	9.59%
A1 to A3	24,873	1.1%	26,375	1.08%
Baa1 to Baa2	5,936	0.3%	6,056	0.25%
Not rated (1)	251,846	10.6%	267,016	10.97%
Total	$ 2,365,962	100.0%	$ 2,434,032	100.00%

(1) Not rated securities primarily consist of Mississippi and Arkansas municipal bonds.

Of the securities not rated by Moody's, bonds with a book value of $83.7 million and a market value of $90.1 million were rated A- or better by Standard & Poor's Rating Services.

Goodwill

The Company's policy is to assess goodwill for impairment at the reporting segment level on an annual basis or sooner if an event occurs or circumstances change which indicate that the fair value of a reporting segments is below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Accounting standards require management to estimate the fair value of each reporting segment in assessing impairment at least annually. The Company's annual assessment date is during the Company's fourth quarter. The Company's annual goodwill impairment evaluation performed during the fourth quarter of 2012 indicated no impairment of goodwill for its reporting segments as the estimated fair value exceeded the respective carrying value by 23% for the Company's Community Banking reporting segment and by 26% for the Company's Insurance Agencies reporting segment. Therefore, no goodwill impairment was recorded.

In the current environment, forecasting cash flows, credit losses and growth in addition to valuing the Company's assets with any degree of assurance is very difficult and subject to significant changes over very short periods of time. Management will continue to update its analysis as circumstances change. If market conditions continue to be volatile and unpredictable, impairment of goodwill related to the Company's reporting segments may be necessary in future periods. Goodwill was $275.2 million and $271.3 million at December 31, 2012 and December 31, 2011, respectively.

Other Real Estate Owned

OREO was $103.2 million and $173.8 million at December 31, 2012 and 2011, respectively. OREO at December 31, 2012 had aggregate loan balances at the time of foreclosure of $234.8 million. The following table presents the Company's OREO by geographical location and collateral type at December 31, 2012:

	Alabama and Florida Panhandle	Arkansas*	Mississippi*	Missouri	Greater Memphis Area	Tennessee*	Texas and Louisiana	Other	Total
				(In thousands)					
Commercial and industrial	$ 395	$ -	$ 106	$ -	$ -	$ -	$ -	$ -	$ 501
Real estate									
Consumer mortgages	1,714	173	2,220	-	961	624	760	3,665	10,117
Home equity	-	-	-	-	-	-	-	-	-
Agricultural	856	-	99	-	1,089	2,169	212	-	4,425
Commercial and industrial-owner occupied	155	146	1,602	-	2,630	66	146	-	4,745
Construction, acquisition and development	13,610	1,430	15,659	734	35,717	9,535	1,844	448	78,977
Commercial	478	1,420	3	263	819	76	176	-	3,235
All other	46	16	227	92	734	12	89	32	1,248
Total	$ 17,254	$ 3,185	$ 19,916	$ 1,089	$ 41,950	$ 12,482	$ 3,227	$ 4,145	$ 103,248

* Excludes the Greater Memphis Area

Because of the relatively high number of the Bank's NPLs that have been determined to be collaterally dependent, management expects the resolution of a significant number of these loans to necessitate foreclosure proceedings resulting in further additions to OREO. While management expects future foreclosure activity in virtually all loan categories, the magnitude of NPLs in the construction, acquisition and development portfolio at December 31, 2012 indicated that a majority of additions to OREO in the near-term might be from that category.

At the time of foreclosure, the fair value of construction, acquisition and development properties is typically determined by an appraisal performed by a third party appraiser holding professional certifications. Such appraisals are then reviewed and evaluated by the Company's internal appraisal group. A disposition value appraisal using a 180-360 day marketing period is typically ordered and the OREO is recorded at the time of foreclosure at its disposition value less estimated selling costs. For residential subdivisions that are not completed, the appraisals reflect the uncompleted status of the subdivision.

To attempt to ensure that OREO is carried at the lower of cost or fair value less estimated selling costs on an ongoing basis, new appraisals are obtained on at least an annual basis and the OREO carrying values are adjusted accordingly. The type of appraisals typically used for these periodic reappraisals are "Restricted Use Appraisals," meaning the appraisal is for client use only. Other indications of fair value are also used to attempt to ensure that OREO is carried at the lower of cost or fair value. These include listing the property with a broker and acceptance of an offer to purchase from a third party. If an OREO property is listed with a broker at an amount less than the current carrying value, the carrying value is immediately adjusted to reflect the list price less estimated selling costs and if an offer to purchase is accepted at a price less that the current carrying value, the carrying value is immediately adjusted to reflect that sales price, less estimated selling costs. The majority of the properties in OREO are actively marketed using a combination of real estate brokers, bank staff who are familiar with the particular properties and/or third parties.

Deposits

Deposits originating within the communities served by the Bank continue to be the Bank's primary source of funding its earning assets. The Company has been able to effectively compete for deposits in its primary market areas, while continuing to manage the exposure to rising interest rates. The distribution and market share of deposits by type of deposit and by type of depositor are important considerations in the Company's assessment of the stability of its fund sources and its access to additional funds. Furthermore, management shifts the mix and maturity of the deposits depending on economic conditions and loan and investment policies in an attempt, within set policies, to minimize cost and maximize net interest margin.

The following table presents the Bank's noninterest bearing, interest bearing, savings and other time deposits at December 31, 2012, 2011 and 2010 and the percentage change between years:

	2012		2011		2010
	Amount	% Change	Amount	% Change	Amount
	(Dollars in millions)				
Noninterest bearing deposits	$ 2,545	12.1 %	$ 2,270	10.2 %	$ 2,060
Interest bearing deposits	4,799	2.0	4,707	(4.6)	4,932
Savings	1,146	15.6	991	14.8	863
Other time	2,598	(13.0)	2,987	(17.8)	3,635
Total deposits	$ 11,088	1.2	$ 10,955	(4.7)	$ 11,490

Total deposits remained relatively stable at December 31, 2012 compared to December 31, 2011, increasing by $133.0 million. The 4.7% decrease in deposits at December 31, 2011 compared to December 31, 2010 was primarily a result of the decrease in other time deposits of 17.8% to $2.9 billion at December 31, 2011 from $3.6 billion at December 31, 2010.

The following table presents the classification of the Bank's deposits on an average basis for the three years ended December 31, 2012:

	2012		2011		2010	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
			(Dollars in thousands)			
Noninterest bearing demand deposits	$ 2,300,428	-	$ 2,078,298	-	$ 1,890,979	-
Interest bearing demand deposits	4,784,011	0.34%	4,907,058	0.46%	4,649,235	0.76%
Savings deposits	1,078,302	0.25%	943,317	0.34%	784,504	0.46%
Other time deposits	2,773,953	1.43%	3,322,733	1.86%	3,782,727	2.22%
Total deposits	$ 10,936,694		$ 11,251,406		$ 11,107,445	

The Bank's other time deposits of $100,000 and greater, including certificates of deposits of $100,000 and greater, at December 31, 2012 had maturities as follows:

Maturing in	Amount
	(In thousands)
Three months or less	$ 181,138
Over three months through six months	176,226
Over six months through 12 months	318,576
Over 12 months	547,430
Total	$ 1,223,370

The average maturity of time deposits at December 31, 2012 was approximately 15 months, compared to approximately 14 months at December 31, 2011.

Liquidity and Capital Resources

One of the Company's goals is to provide adequate funds to meet increases in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from the Bank's operating activities and maintaining sufficient short-term liquid assets. These sources, coupled with a stable deposit base and a historically strong reputation in the capital markets, allow the Company to fund earning assets and maintain the availability of funds. Management believes that the Bank's traditional sources of maturing loans and investment securities, sales of loans held for sale, cash from operating activities and a strong base of core deposits are adequate to meet the Company's liquidity needs for normal operations over both the short-term and the long-term.

To provide additional liquidity, the Company utilizes short-term financing through the purchase of federal funds and securities sold under agreement to repurchase. All securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Further, the Company maintains a borrowing relationship with the FHLB which provides access to short-term and long-term borrowings. The Company also has access to the Federal Reserve discount window and other bank lines. The Company had no short-term borrowings from the FHLB at December 31, 2012, compared to $1.5 million at December 31, 2011. During the second quarter of 2011, the Company repaid $75.0 million in long-term borrowings from the FHLB decreasing the outstanding balance of long-term borrowings to $33.5 million. The Company did not repay any long-term borrowings during 2012, and had an outstanding balance of $33.5 million at December 31, 2012. The Company has pledged eligible mortgage loans to secure the FHLB borrowings and had $3.0 billion in additional borrowing capacity under the existing FHLB borrowing agreement at December 31, 2012. The Company had federal funds purchased and securities sold under agreement to repurchase of $414.6 million and $373.9 million at December 31, 2012 and 2011, respectively.

The Company had non-binding federal funds borrowing arrangements with other banks aggregating $659.0 million at December 31, 2012. Secured borrowing arrangements utilizing the Company's securities portfolio also provide substantial additional liquidity to the Company. Such arrangements typically provide for borrowings of 95% to 98% of the unencumbered fair value of the Company's federal government and government agencies securities portfolio. The ability of the Company to obtain funding from these or other sources could be negatively affected should the Company experience a substantial deterioration in its financial condition or its debt rating, or should the availability of short-term funding become restricted as a result of the disruption in the financial markets.

Management does not anticipate any short- or long-term changes to its liquidity strategies and believes that the Company has ample sources to meet the liquidity challenges caused by the current economic conditions. The Company utilizes, among other tools, maturity gap tables, interest rate shock scenarios and an active asset and liability management committee to analyze, manage and plan asset growth and to assist in managing the Company's net interest margin and overall level of liquidity.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Company enters into various off-balance sheet commitments and other arrangements to extend credit that are not reflected on the consolidated balance sheets of the Company. The business purpose of these off-balance sheet commitments is the routine extension of credit. As of December 31, 2012, commitments to extend credit included $130.9 million for letters of credit and $2.0 billion for interim mortgage financing, construction credit, credit card and other revolving line of credit arrangements. While most of the commitments to extend credit were made at variable rates, included in these commitments were forward commitments to fund individual fixed-rate mortgage loans of $198.3 million at December 31, 2012, with a carrying value and fair value reflecting a gain of $4.1 million, which has been recognized in the Company's results of operations. Fixed-rate lending commitments expose the Company to risks associated with increases in interest rates. As a method to manage these risks, the Company also enters into forward commitments to sell individual fixed-rate mortgage loans. At December 31, 2012, the Company had $231.2 million in such commitments to sell, with a carrying value and fair value reflecting a loss of approximately $536,000, which has been recognized in the Company's results of operations. The Company also faces the risk of deteriorating credit quality of borrowers to whom a commitment to extend credit has been made; however, no significant credit losses are expected from these commitments and arrangements.

Regulatory Requirements for Capital

The Company is required to comply with the risk-based capital guidelines established by the Board of Governors of the Federal Reserve System. These guidelines apply a variety of weighting factors that vary according to the level of risk associated with the assets. Capital is measured in two "Tiers": Tier 1 consists of common shareholders' equity and qualifying non-cumulative perpetual preferred stock, less goodwill and certain other intangible assets; and Tier 2 consists of general allowance for losses on loans and leases, "hybrid" debt capital instruments and all or a portion of other subordinated capital debt, depending upon remaining term to maturity. Total capital is the sum of Tier 1 and Tier 2 capital. The required minimum ratio levels to be considered adequately capitalized for the Company's Tier 1 capital, total capital, as a percentage of total risk-adjusted assets, and Tier 1 leverage capital (Tier 1 capital divided by total assets, less goodwill) are 4%, 8% and 4%, respectively. The Company exceeded the required minimum levels for these ratios at December 31, 2012 and 2011 as follows:

	December 31, 2012		December 31, 2011	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
BancorpSouth, Inc.				
Tier 1 capital (to risk-weighted assets)	$ 1,316,905	13.77%	$ 1,129,746	11.77%
Total capital (to risk-weighted assets)	1,437,320	15.03	1,250,801	13.03
Tier 1 leverage capital (to average assets)	1,316,905	10.25	1,129,746	8.85

The FDIC's capital-based supervisory system for insured financial institutions categorizes the capital position for banks into five categories, ranging from "well capitalized" to "critically undercapitalized." For a bank to be classified as "well capitalized," the Tier 1 capital, total capital and leverage capital ratios must be at least 6%, 10% and 5%, respectively. The Bank met the criteria for the "well capitalized" category at December 31, 2012 and 2011 as follows:

	December 31, 2012		December 31, 2011	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
BancorpSouth Bank				
Tier 1 capital (to risk-weighted assets)	$ 1,191,567	12.48%	$ 1,099,369	11.46%
Total capital (to risk-weighted assets)	1,311,840	13.74	1,220,424	12.73
Tier 1 leverage capital (to average assets)	1,191,567	9.34	1,099,369	8.67

Federal and state banking laws and regulations and state corporate laws restrict the amount of dividends that the Company may declare and pay. For example, under guidance issued by the Federal Reserve Board, as a bank holding company, the Company required to consult with the Federal Reserve before declaring dividends and is to consider eliminating, deferring or reducing dividends if (i) the Company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the Company's prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition, or (iii) the Company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

In addition, the Company needs the approval of the Federal Reserve and the Bank needs the approval of the FDIC before paying cash dividends. Further, the Bank's board of directors has approved a resolution requested by the FDIC and the Mississippi Department of Banking and Consumer Finance such that the declaration and payment of dividends will be limited to the Bank's current net operating income and conditioned upon the prior written consent of the regulators and maintenance of minimum capital ratios. Finally, the Company's board of directors has approved a resolution requested by the Federal Reserve such that the Company needs the prior approval of the Federal Reserve before making any declaration or payment of dividends on any of its capital stock.

Uses of Capital

Subject to pre-approval of the Federal Reserve and other banking regulators, the Company may pursue acquisitions of depository institutions and businesses closely related to banking that further the Company's business strategies, including FDIC-assisted transactions. Management anticipates that consideration for any transactions other than FDIC-assisted transactions would include shares of the Company's common stock, cash or a combination thereof.

On January 24, 2012, the Company completed an underwritten public offering of 10,952,381 shares of Company common stock at a public offering price of $10.50 per share. The gross proceeds from the offering, before expenses, were $109.3 million. Offering expenses were approximately $575,000. The proceeds from the offering have been and will be used by the Company for general corporate purposes, including to maintain certain capital levels and liquidity at the Company, potentially provide equity capital to the Bank, fund growth either organically or through the acquisition of other financial institutions, insurance agencies, or other businesses that are closely aligned to the operations of the Company, and fund investments in its subsidiaries.

In 2002, the Company issued $128.9 million in 8.15% Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of five million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company upon obtaining approval of the Federal Reserve. The $125.0 million in trust preferred securities issued by the Trust qualifies as Tier 1 capital under Federal Reserve Board guidelines.

The Company assumed $6.2 million in Junior Subordinated Debt Securities and the related $6.0 million in trust preferred securities pursuant to the merger on December 31, 2004 with Business Holding Corporation. The Company also assumed $6.7 million in Junior Subordinated Debt Securities and the related $6.5 million in trust preferred securities pursuant to the merger on December 1, 2005 with American State Bank Corporation and $18.5 million in Junior Subordinated Debt Securities and the related $18.0 million in trust preferred securities pursuant to the merger on March 1, 2007 with City Bancorp. The Company's $30.5 million in assumed trust preferred securities qualifies as Tier 1 capital under Federal Reserve Board guidelines. The $30.5 million in assumed trust preferred securities are currently callable at the option of the Company upon obtaining approval of the Federal Reserve. See Note 12 to the Company's Consolidated Financial Statements included elsewhere in this Report for additional information regarding Junior Subordinated Debt Securities.

Contractual Obligations

The Company has contractual obligations to make future payments on debt and lease agreements. See Notes 10, 11, 12 and 24 to the Company's Consolidated Financial Statements included elsewhere in this Report for further disclosures regarding contractual obligations. The following table summarizes the Company's contractual obligations at December 31, 2012:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
			Payment Due by Period (In thousands)		
Contractual obligations:					
Deposit maturities	$ 11,088,146	$ 10,007,190	$ 824,594	$ 256,149	$ 213
Junior subordinated debt	160,312	-	-	-	160,312
Long-term FHLB borrowings	33,500	-	3,500	-	30,000
Short-term FHLB and other borrowings	63	18	36	9	-
Operating lease obligations	17,363	5,072	5,102	2,812	4,377
Purchase obligations	38,891	27,983	6,716	2,999	1,193
Total contractual obligations	$ 11,338,275	$ 10,040,263	$ 839,948	$ 261,969	$ 196,095

The Company's operating lease obligations represent short and long-term operating lease and rental payments for facilities, certain software and data processing and other equipment. Purchase obligations represent obligations to purchase goods and services that are legally binding and enforceable on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided related to information technology.

Certain Litigation Contingencies

The nature of the Company's business ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative investigations and proceedings. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, and endeavored to provide reasonable insurance coverage, litigation and regulatory actions present an ongoing risk.

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions and potential transactions with numerous customers or applicants. From time to time, borrowers, customers, former employees and other third parties have brought actions against the Company or its subsidiaries, in some cases claiming substantial damages. Financial services companies are subject to the risk of class action litigation and, from time to time, the Company and its subsidiaries are subject to such actions brought against it. Additionally, the Bank is, and management expects it to be, engaged in a number of foreclosure proceedings and other collection actions as part of its lending and leasing collections activities, which, from time to time, have resulted in counterclaims against the Bank. Various legal proceedings have arisen and may arise in the future out of claims against entities to which the Company is a successor as a result of business combinations. The Company's insurance has deductibles, and will likely not cover all such litigation or other proceedings or the costs of defense. The Company and its subsidiaries may also be subject to enforcement actions by federal or state regulators, including the Securities and Exchange Commission, the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau, the Department of Justice, state attorneys general and the Mississippi Department of Banking and Consumer Finance.

When and as the Company determines it has meritorious defenses to the claims asserted, it vigorously defends against such claims. The Company will consider settlement of claims when, in management's judgment and in consultation with counsel, it is in the best interests of the Company to do so.

The Company cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against it, its directors, management or employees, including remedies or damage awards. On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings as well as certain threatened claims (which are not considered incidental to the ordinary conduct of the Company's business) utilizing the latest and most reliable information available. For matters where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established. For matters where it is probable the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the loss. Once established, the accrual is adjusted periodically to reflect any relevant developments. The actual cost of any outstanding legal proceedings or threatened claims, however, may turn out to be substantially higher than the amount accrued. Further, the Company's insurance will not cover all such litigation, other proceedings or claims, or the costs of defense.

While the final outcome of any legal proceedings is inherently uncertain, based on the information available, advice of counsel and available insurance coverage, management believes that the litigation-related expense accrued as of December 31, 2012 is adequate and that any incremental liability arising from the Company's legal proceedings and threatened claims, including the matters described herein and those otherwise arising in the ordinary course of business, will not have a material adverse effect on the Company's business or consolidated financial condition. It is possible, however, that future developments could result in an unfavorable outcome for or resolution of any one or more of the lawsuits in which the Company or its subsidiaries are defendants, which may be material to the Company's results of operations for a given fiscal period.

On August 16, 2011, a shareholder filed a putative derivative action purportedly on behalf of the Company in the Circuit Court of Lee County, Mississippi, against certain current and past executive officers and the members of the Board of Directors of the Company. The plaintiff in this shareholder derivative lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the now settled securities class action lawsuit described in Item 3 Legal Proceedings above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company's business, consolidated financial position or results of operations.

In November 2010, the Company was informed that the Atlanta Regional Office of the SEC had issued an Order of Investigation concerning the Company. This investigation is ongoing and is primarily focused on the Company's recording and reporting of its unaudited financial statements, including the allowance and provision for credit losses, its internal control over financial reporting and its communications with the independent auditors prior to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009. In connection with its investigation, the SEC issued subpoenas for documents and testimony, with which the Company has fully complied. The Company is cooperating fully with the SEC. No claims have been made by the SEC against the Company or against any individuals affiliated with the Company. At this time, it is not possible to predict when or how the investigation will be resolved or the cost or potential liabilities associated with this matter.

On May 18, 2010, the Bank was named as a defendant in a purported class action lawsuit filed by an Arkansas customer of the Bank in the U.S. District Court for the Northern District of Florida. The suit challenges the manner in which overdraft fees were charged and the policies related to posting order of debit card and ATM transactions. The suit also makes a claim under Arkansas' consumer protection statute. The plaintiff is seeking to recover damages in an unspecified amount and equitable relief. The case was transferred to pending multi-district litigation in the U.S. District Court for the Southern District of Florida. On May 4, 2012, the judge presiding over the multi-district litigation entered an order certifying a class in this case. The Bank has filed a petition for leave to appeal the class certification order, which, if granted, would provide the Bank with an immediate right to appeal the class certification order. At this stage of the lawsuit, management of the Company cannot determine the probability of an unfavorable outcome to the Company. There are significant uncertainties involved in any purported class action litigation. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company's business, consolidated financial position or results of operations. However, there can be no assurance that an adverse outcome or settlement would not have a material adverse effect on the Company's consolidated results of operations for a given fiscal period.

Recent Pronouncements

In January 2010, the Company adopted a new accounting standard regarding accounting for transfers of financial assets. This new accounting standard eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. The adoption of this new accounting standard regarding accounting for transfers of financial assets has had no material impact on the financial position or results of operations of the Company.

In January 2010, the Company adopted a new accounting standard regarding consolidation of variable interest entities. This new accounting standard amends existing accounting literature regarding consolidation of variable interest entities to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The adoption of this new accounting standard regarding consolidation of variable interest entities has had no material impact on the financial position or results of operations of the Company.

In January 2010, the FASB issued an accounting standards update ("ASU") regarding fair value measurements and disclosures. This ASU revises two disclosure requirements concerning fair value measurements and clarifies two others. This ASU requires expanded disclosures related to significant transfers in and out of Level 1 and Level 2 fair value measurement and the reasons for the transfers, as well as the clarifications of existing disclosures, and was effective for interim or annual reporting periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for interim or annual reporting periods beginning after December 15, 2010. This ASU impacts disclosures only and is included in Note 14 to the Company's Consolidated Financial Statements included in this Report. This ASU did not have an impact on the financial position or results of operations of the Company.

In July 2010, the FASB issued a new accounting standard regarding disclosures about the credit quality of financing receivables and the allowance for credit losses. This new accounting standard amends existing accounting literature regarding disclosures about the credit quality of financing receivables and the allowance for credit losses to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. This new accounting standard is effective for fiscal years and interim reporting periods ending on or after December 15, 2010. This new accounting standard regarding disclosures about the credit quality of financing receivables and the allowance for credit losses impacts disclosures only and is included in Notes 5 and 6 to the Company's Consolidated Financial Statements included in this Report. The new accounting standard did not have an impact on the financial position or results of operations of the Company.

In April 2011, the FASB issued an ASU regarding a creditor's determination of whether a restructuring should be considered a TDR. This ASU provides additional guidance related to determining whether a creditor has granted a concession, including factors and examples for creditors to consider in evaluating whether a restructuring results in a delay in payment that is insignificant. The ASU also prohibits creditors from using the borrower's effective rate test to evaluate whether a concession has been granted to the borrower and adds factors for creditors to use in determining whether a borrower is experiencing financial difficulties. The ASU ends the deferral of activity-based disclosures about TDRs that are part of the new credit-quality disclosure requirements. The ASU is effective for interim and annual periods beginning on or after June 15, 2011. This ASU did not have a material impact on the financial position or results of operations of the Company.

In April 2011, the FASB issued an ASU regarding reconsideration of effective control for repurchase agreements. This ASU removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by this ASU. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. This ASU did not have a material impact on the financial position and results of operations of the Company.

In May 2011, the FASB issued an ASU regarding amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). This ASU provides amendments to ensure that fair value has the same meaning in U.S. GAAP and IFRS and that their respective fair value measurements and disclosure requirements are the same. The ASU is effective during interim and annual periods beginning after December 15, 2011 and should be applied prospectively. This ASU did not have a material impact on the financial position and results of operations of the Company.

In June 2011, the FASB issued an ASU regarding the presentation of comprehensive income. This ASU amends existing guidance and eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholder's equity. This ASU requires that comprehensive income be presented in either a single continuous statement or in two separate but consecutive statements. This ASU is effective for interim and annual periods beginning on or after December 15, 2011. The adoption of this ASU changed the manner in which the Company's other comprehensive income is disclosed and did not have an impact on the financial position and results of operations of the Company.

In September 2011, the FASB issued an ASU regarding goodwill impairment. This ASU gives companies the option to perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This ASU is effective for interim and annual periods beginning after December 15, 2011. This ASU did not have a material impact on the financial position and results of operations of the Company.

In July 2012, the FASB issued an ASU regarding indefinite-lived intangible assets impairment. This ASU permits companies to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test on that asset. This ASU is effective for interim and annual periods beginning after September 15, 2012. Early adoption is permitted. This ASU did not have a material impact on the financial position and results of operations of the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk reflects the risk of economic loss resulting from changes in interest rates and market prices. This risk of loss can be reflected in either reduced potential net interest revenue in future periods or diminished market values of financial assets.

The Company's market risk arises primarily from interest rate risk that is inherent in its lending, investment and deposit taking activities. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on certain of its assets and owes on certain of its liabilities are established contractually for a period of time. Because market interest rates change over time, the Company is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. Several techniques might be used by a financial institution to minimize interest rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investing decisions based on payment streams, interest rates, contractual maturities, repricing opportunities and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of its asset/liability sensitivity, that is, the difference between the amounts of interest-sensitive assets and liabilities that will be refinanced (repriced) during a given period. If the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year or longer period, the Company is in an asset-sensitive position. In this situation, net interest revenue would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the Company is in a liability-sensitive position. Accordingly, net interest revenue would decline when rates rose and increase when rates fell. These examples assume that interest-rate changes for assets and liabilities are of the same magnitude, whereas actual interest-rate changes generally differ in magnitude for assets and liabilities.

Management seeks to manage interest rate risk through the utilization of various tools that include matching repricing periods for new assets and liabilities and managing the composition and size of the investment portfolio so as to reduce the risk in the deposit and loan portfolios, while at the same time maximizing the yield generated from the portfolio.

Mortgage servicing rights ("MSRs") are sensitive to changes in interest rates. Changes in the fair value of the Company's MSRs are generally a result of changes in mortgage interest rates from the previous reporting date. An increase in mortgage interest rates typically results in an increase in the fair value of the MSRs while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs. The Company does not hedge the change in fair value of its MSRs and is susceptible to significant fluctuations in their value in changing interest rate environments.

The Company enters into interest rate swaps (derivative financial instruments) to meet the financing, interest rate and equity risk management needs of its customers. Upon entering into these instruments to meet customer needs, the Company enters into offsetting positions to minimize interest rate and equity risk to the Company. These instruments are reported at fair value and the value of these positions, which are offsetting, are recorded in other assets and other liabilities on the consolidated balance sheets.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2012. The expected maturity categories take into account repricing opportunities as well as contractual maturities. For core deposits without contractual maturities (e.g., interest bearing checking, savings and money market accounts), the table presents cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. The fair value of loans, deposits and other borrowings are based on the discounted value of expected cash flows using a discount rate that is commensurate with the maturity. The fair value of securities is based on market prices or dealer quotes.

	Principal Amount Maturing/Repricing in:							Fair value December 31,
	2013	2014	2015	2016	2017	Thereafter	Total	2012
	(Dollars in thousands)							
Rate-sensitive assets:								
Fixed interest rate loans and leases	$ 1,374,232	$ 785,267	$ 724,301	$ 856,718	$ 968,609	$ 679,619	$ 5,388,746	$ 5,303,520
Average interest rate	5.13%	5.39%	5.29%	4.95%	4.59%	4.64%	5.00%	
Variable interest rate loans and leases	$ 2,836,902	$ 61,634	$ 39,787	$ 38,009	$ 108,166	$ 292,883	$ 3,377,381	$ 3,536,986
Average interest rate	4.29%	5.17%	5.32%	4.98%	3.79%	4.74%	4.35%	
Fixed interest rate securities	$ 480,374	$ 506,384	$ 312,160	$ 161,364	$ 61,265	$ 844,415	$ 2,365,962	$ 2,434,032
Average interest rate	2.27%	1.95%	2.06%	2.98%	1.36%	3.86%	2.77%	
Other interest bearing assets	$ 979,800	-	-	-	-	-	$ 979,800	$ 979,800
Average interest rate	0.25%	-	-	-	-	-	0.25%	
Mortgage servicing rights (1)	-	-	-	-	-	-	$ 37,882	$ 37,882
Rate-sensitive liabilities:								
Savings and interest bearing checking	$ 5,945,281	-	-	-	-	-	$ 5,945,281	$ 5,945,281
Average interest rate	0.27%	-	-	-	-	-	0.27%	
Fixed interest rate time deposits	$ 1,516,740	$ 577,392	$ 247,202	$ 120,322	$ 135,827	$ 213	$ 2,597,696	$ 2,634,099
Average interest rate	0.76%	2.09%	2.63%	1.76%	1.32%	9.74%	1.31%	
Fixed interest rate borrowings	-	-	$ 3,555	$ -	-	$ 158,866	$ 162,421	$ 173,626
Average interest rate	-	-	4.85%	-	-	7.38%	7.32%	
Variable interest rate borrowings	$ 371,094	$ 39,800	$ 3,717	-	-	$ 31,446	$ 446,057	$ 445,845
Average interest rate	0.07%	0.09%	0.25%	-	-	2.98%	0.28%	
Rate-sensitive off balance sheet items:								
Commitments to extend credit for single family mortgage loans	$ 198,313	-	-	-	-	-	$ 198,313	$ 198,313
Average interest rate	3.20%	-	-	-	-	-	3.20%	
Forward contracts to sell individual fixed rate mortgage loans	$ 231,197	-	-	-	-	-	$ 231,197	$ 231,197
Average interest rate	2.87%	-	-	-	-	-	2.87%	
Interest rate swap position to receive	$ 496,196	-	-	-	-	-	$ 496,196	$ 51,517
Average interest rate	2.55%	-	-	-	-	-	2.55%	
Interest rate swap position to pay	$ 496,196	-	-	-	-	-	$ 496,196	$ (52,154)
Average interest rate	5.67%	-	-	-	-	-	5.67%	

(1) Mortgage servicing rights represent a non-financial asset that is rate-sensitive in that its value is dependent upon the underlying mortgage loans being serviced that are rate-sensitive.

For additional information about the Company's market risk and its strategies for minimizing this risk, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Interest Rate Sensitivity" and "– Interest Rate Risk Management" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Securities."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

SELECTED QUARTERLY FINANCIAL DATA

Summary of Quarterly Results

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
2012	(In thousands, except per share amounts)			
Interest revenue	$ 125,375	$ 123,204	$ 120,750	$ 117,095
Net interest revenue	105,610	104,741	103,379	100,861
Provision for credit losses	10,000	6,000	6,000	6,000
Income before income taxes	32,290	28,703	34,011	22,543
Income tax expense	9,424	8,079	10,186	5,563
Net income	22,866	20,624	23,825	16,980
Earnings per share: Basic	0.25	0.22	0.25	0.18
Diluted	0.25	0.22	0.25	0.18
Dividends per share	0.01	0.01	0.01	0.01
2011				
Interest revenue	$ 138,828	$ 137,235	$ 132,397	$ 129,393
Net interest revenue	109,437	109,912	108,075	107,489
Provision for credit losses	53,479	32,240	25,112	19,250
(Loss) income before income taxes	(5,741)	15,747	14,320	17,718
Income tax (benefit) expense	(5,247)	2,921	2,386	4,415
Net (loss) income	(494)	12,826	11,934	13,303
(Loss) earnings per share: Basic	(0.01)	0.15	0.14	0.16
Diluted	(0.01)	0.15	0.14	0.16
Dividends per share	0.11	0.01	0.01	0.01

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The Company's independent registered public accounting firm has issued a report on the effectiveness of the Company's internal control over financial reporting. That report appears on page 72 of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
BancorpSouth, Inc.:

We have audited BancorpSouth, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BancorpSouth, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BancorpSouth, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BancorpSouth, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Memphis, Tennessee
February 25, 2013

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BancorpSouth, Inc.:

We have audited the accompanying consolidated balance sheets of BancorpSouth, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BancorpSouth, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Memphis, Tennessee
February 25, 2013

Consolidated Balance Sheets
BancorpSouth, Inc. and Subsidiaries

	December 31,	
	2012	2011
Assets	(In thousands)	
Cash and due from banks	$ 223,814	$ 195,681
Interest bearing deposits with other banks	979,800	303,663
Available-for-sale securities (amortized cost of $2,365,962 and $2,448,051, respectively)	2,434,032	2,513,518
Loans and leases	8,672,752	8,911,258
Less: Unearned income	35,763	40,947
Allowance for credit losses	164,466	195,118
Net loans and leases	8,472,523	8,675,193
Loans held for sale	129,138	83,458
Premises and equipment, net	319,456	323,383
Accrued interest receivable	44,356	51,266
Goodwill	275,173	271,297
Bank-owned life insurance	231,120	200,085
Other real estate owned	103,248	173,805
Other assets	184,538	204,502
Total Assets	$ 13,397,198	$ 12,995,851
Liabilities and Shareholders' Equity		
Deposits:		
Demand:		
Noninterest bearing	$ 2,545,169	$ 2,269,799
Interest bearing	4,799,496	4,706,825
Savings	1,145,785	991,702
Other time	2,597,696	2,986,863
Total deposits	11,088,146	10,955,189
Federal funds purchased and securities sold under agreement to repurchase	414,611	373,933
Short-term Federal Home Loan Bank borrowings and other short-term borrowings	-	1,500
Accrued interest payable	6,140	8,644
Junior subordinated debt securities	160,312	160,312
Long-term Federal Home Loan Bank borrowings	33,500	33,500
Other liabilities	245,437	199,861
Total Liabilities	11,948,146	11,732,939
Shareholders' Equity		
Common stock, $2.50 par value Authorized - 500,000,000 shares; Issued - 94,549,867 and 83,483,796 shares, respectively	236,375	208,709
Capital surplus	311,909	227,567
Accumulated other comprehensive loss	(8,646)	(2,261)
Retained earnings	909,414	828,897
Total Shareholders' Equity	1,449,052	1,262,912
Commitments and contingencies		
Total Liabilities and Shareholders' Equity	$ 13,397,198	$ 12,995,851

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
BancorpSouth, Inc. and Subsidiaries

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Interest Revenue			
Loans and leases	$ 425,611	$ 461,076	$ 496,782
Deposits with other banks	1,711	701	355
Federal funds sold and securities purchased under agreement to resell	3	167	606
Held-to-maturity securities:			
Taxable	-	13,080	36,278
Tax-exempt	-	5,638	10,409
Available-for-sale securities:			
Taxable	39,408	43,989	32,033
Tax-exempt	16,658	10,983	3,275
Loans held for sale	3,033	2,219	3,024
Total interest revenue	486,424	537,853	582,762
Interest Expense			
Deposits:			
Interest bearing demand	16,111	22,646	35,187
Savings	2,697	3,211	3,576
Other time	39,797	61,709	83,999
Federal funds purchased and securities sold under agreement to repurchase	274	458	841
FHLB borrowings	1,446	3,459	6,545
Junior subordinated debt	11,502	11,451	11,461
Other	6	6	11
Total interest expense	71,833	102,940	141,620
Net interest revenue	414,591	434,913	441,142
Provision for credit losses	28,000	130,081	204,016
Net interest revenue, after provision for credit losses	386,591	304,832	237,126
Noninterest Revenue			
Mortgage lending	56,919	17,069	29,745
Credit card, debit card and merchant fees	31,705	42,373	37,663
Service charges	56,877	66,670	70,690
Trust income	11,913	12,186	11,149
Securities gains (losses), net	442	12,127	2,569
Insurance commissions	90,138	86,918	82,172
Other	32,155	33,502	30,156
Total noninterest revenue	280,149	270,845	264,144
Noninterest Expense			
Salaries and employee benefits	304,624	282,880	271,688
Occupancy, net of rental income	42,140	42,362	43,008
Equipment	20,849	21,707	22,598
Deposit insurance assessments	16,478	21,316	19,259
Prepayment penalty on FHLB borrowings	-	9,778	-
Other	165,102	155,590	130,480
Total noninterest expense	549,193	533,633	487,033
Income before income taxes	117,547	42,044	14,237
Income tax expense (benefit)	33,252	4,475	(8,705)
Net Income	$ 84,295	$ 37,569	$ 22,942
Net Income Per Share: Basic	$ 0.90	$ 0.45	$ 0.28
Diluted	$ 0.90	$ 0.45	$ 0.27

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
BancorpSouth, Inc. and Subsidiaries

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net income	$ 84,295	$ 37,569	$ 22,942
Other comprehensive income, net of tax			
Unrealized gains on securities	1,599	26,989	(5,165)
Pension and other postretirement benefits	(7,984)	(14,797)	(879)
Other comprehensive income	(6,385)	12,192	(6,044)
Comprehensive income	$ 77,910	$ 49,761	$ 16,898

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
BancorpSouth, Inc. and Subsidiaries
Years Ended December 31, 2012, 2011 and 2010

	Common Stock		Capital	Accumulated Other Comprehensive	Retained	
	Shares	**Amount**	**Surplus**	**Income (Loss)**	**Earnings**	**Total**
	(Dollars in thousands, except per share amounts)					
Balance, December 31, 2009	83,450,296	$ 208,626	$ 222,547	$ (8,409)	$ 853,532	$ 1,276,296
Net income	-	-	-	-	22,942	22,942
Change in fair value of available-for-sale securities, net of tax effect of ($3,219)	-	-	-	(5,165)	-	(5,165)
Change in pension funding status, net of tax effect of ($544)	-	-	-	(879)	-	(879)
Comprehensive income						16,898
Exercise of stock options	26,441	65	355	-	-	420
Income tax benefit from exercise of stock options	-	-	44	-	-	44
Recognition of stock compensation	5,000	13	2,030	-	-	2,043
Cash dividends declared, $0.88 per share	-	-	-	-	(73,457)	(73,457)
Balance, December 31, 2010	83,481,737	208,704	224,976	(14,453)	803,017	1,222,244
Net income	-	-	-	-	37,569	37,569
Change in fair value of available-for-sale securities, net of tax effect of $16,766	-	-	-	26,989	-	26,989
Change in pension funding status, net of tax effect of ($9,166)	-	-	-	(14,797)	-	(14,797)
Comprehensive income						49,761
Exercise of stock options	2,217	5	15	-	-	20
Income tax benefit from exercise of stock options	-	-	(50)	-	-	(50)
Recognition of stock compensation	5,000	13	2,670	-	-	2,683
Repurchase of stock	(5,158)	(13)	(44)			(57)
Cash dividends declared, $0.14 per share	-	-	-	-	(11,689)	(11,689)
Balance, December 31, 2011	83,483,796	208,709	227,567	(2,261)	828,897	1,262,912
Net income	-	-	-	-	84,295	84,295
Change in fair value of available-for-sale securities, net of tax effect of $1,002	-	-	-	1,599	-	1,599
Change in pension funding status, net of tax effect of ($4,946)	-	-	-	(7,984)	-	(7,984)
Comprehensive income						77,910
Issuance of stock	10,952,381	27,381	81,296			108,677
Exercise of stock options	6,533	17	67	-	-	84
Income tax expense from exercise of stock options		-	(32)	-	-	(32)
Recognition of stock compensation	112,315	281	3,073	-	-	3,354
Repurchase of stock	(5,158)	(13)	(62)			(75)
Cash dividends declared, $0.04 per share	-	-	-	-	(3,778)	(3,778)
Balance, December 31, 2012	94,549,867	$ 236,375	$ 311,909	$ (8,646)	$ 909,414	$ 1,449,052

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
BancorpSouth, Inc. and Subsidiaries

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Operating Activities:			
Net income	$ 84,295	$ 37,569	$ 22,942
Adjustment to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	28,000	130,081	204,016
Depreciation and amortization	27,720	28,890	29,763
Deferred taxes	(3,749)	(6,568)	(16,050)
Amortization of intangibles	3,222	3,324	3,909
Amortization of debt securities premium and discount, net	13,422	19,176	5,111
Share-based compensation expense	1,886	2,683	2,043
Security gains, net	(442)	(12,127)	(2,569)
Net deferred loan origination expense	(7,944)	(8,357)	(8,948)
Excess tax expense (benefit) from exercise of stock options	32	50	(44)
Decrease in interest receivable	6,910	9,759	7,626
Decrease in interest payable	(2,504)	(5,692)	(5,252)
Realized gain on mortgages sold	(68,114)	(36,968)	(35,087)
Proceeds from mortgages sold	2,019,225	1,262,709	1,462,230
Origination of mortgages held for sale	(1,996,479)	(1,212,548)	(1,440,206)
Increase in bank-owned life insurance	(31,035)	(6,021)	(6,293)
Decrease in prepaid pension asset	16,795	25,056	1,596
Decrease in prepaid deposit insurance assessments	11,086	20,088	17,299
Other, net	31,005	5,321	(18,088)
Net cash provided by operating activities	133,331	256,425	223,998
Investing Activities:			
Proceeds from calls and maturities of held-to-maturity securities	-	135,781	600,231
Proceeds from calls and maturities of available-for-sale securities	520,952	387,105	161,654
Proceeds from sales of available-for-sale securities	3,628	274,807	136,769
Purchases of held-to-maturity securities	-	(151,105)	(1,180,677)
Purchases of available-for-sale securities	(455,740)	(414,269)	(444,321)
Net decrease (increase) in short-term investments	-	150,000	(75,000)
Net decrease in loans and leases	253,171	298,884	193,684
Purchases of premises and equipment	(24,680)	(20,475)	(19,609)
Proceeds from sale of premises and equipment	1,136	2,363	486
Acquisition of businesses, net of cash acquired	(5,971)	-	-
Contingency earn-out payment	-	(1,200)	-
Other, net	(23)	(51)	(68)
Net cash provided by (used in) investing activities	292,473	661,840	(626,851)
Financing Activities:			
Net increase (decrease) in deposits	132,957	(534,832)	812,319
Net increase (decrease) in short-term debt and other liabilities	39,165	(69,399)	(302,799)
Repayment of long-term debt	-	(75,000)	(33)
Issuance of common stock	110,229	20	420
Repurchase of common stock	(75)	(57)	-
Excess tax (benefit) expense from exercise of stock options	(32)	(50)	44
Payment of cash dividends	(3,778)	(11,689)	(73,457)
Net cash provided by (used in) financing activities	278,466	(691,007)	436,494
Increase in Cash and Cash Equivalents	704,270	227,258	33,641
Cash and Cash Equivalents at Beginning of Year	499,344	272,086	238,445
Cash and Cash Equivalents at End of Year	$ 1,203,614	$ 499,344	$ 272,086

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
BancorpSouth, Inc. and Subsidiaries
December 31, 2012, 2011 and 2010

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of BancorpSouth, Inc. (the "Company") have been prepared in conformity with U.S. GAAP. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods reported. Actual results could differ significantly from those estimates. The Company's subsidiaries are engaged in the business of banking, insurance, brokerage and other activities closely related to banking. The Company and its subsidiaries are subject to the regulations of certain federal and state regulatory agencies and undergo periodic examinations by those regulatory agencies. The following is a summary of the Company's more significant accounting and reporting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BancorpSouth Bank and its wholly owned subsidiaries (the "Bank") and Gumtree Wholesale Insurance Brokers, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Flow Disclosures

Cash equivalents include cash and amounts due from banks, including interest bearing deposits with other banks. The Company paid interest of $74.3 million, $108.6 million and $146.9 million and income taxes of $28.1 million, $11.6 million and $1.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Securities

Securities are classified as either held-to-maturity, trading or available-for-sale. Held-to-maturity securities are debt securities for which the Company has the ability and management has the intent to hold to maturity. They are reported at amortized cost. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. They are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities. They are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Gains and losses on securities are determined on the identified certificate basis. Amortization of premium and accretion of discount are computed using the interest method.

During the second quarter of 2011, the Company determined that it no longer had the intent to hold until maturity all securities that were previously classified as held-to-maturity. As a result of this determination, all securities were classified as available-for-sale and recorded at fair value as of June 30, 2011. The Company reclassified held-to-maturity securities with amortized cost of $1.6 billion and fair value of $1.7 billion to available-for-sale resulting in an increase in other comprehensive income of $19.7 million during the second quarter of 2011. The Company did not have any securities classified as held-to-maturity at December 31, 2012 and 2011.

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, as well as the reasons for the decline, and whether the Company would be required to sell the securities before a full recovery of costs in order to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the impairment is separated into (a) the amount of the impairment related to the credit loss and (b) the amount of the impairment related to all other factors. The value of the security is reduced by the other-than-temporary impairment with the amount of the impairment related to credit loss recognized as a charge to earnings and the amount of the impairment related to all other factors recognized in other comprehensive income.

Securities Purchased and Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell are accounted for as short-term investments and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The securities pledged as collateral are generally U.S. government and federal agency securities.

Loans and Leases

Loans and leases are recorded at the face amount of the notes reduced by collections of principal. Loans and leases include net unamortized deferred origination costs and fees. Net deferred origination costs and fees are recognized as a component of income using the effective interest method. In the event of a loan pay-off, the remaining net deferred origination costs and fees are automatically recognized into income and/or expense. Where doubt exists as to the collectibility of the loans and leases, interest income is recorded as payment is received. Interest is recorded monthly as earned on all other loans.

Loans of $200,000 or more that become 60 or more days past due are identified for review by the Impairment Committee, which decides whether an impairment exists and to what extent a specific allowance for loss should be made. Loans that do not meet these requirements may also be identified by management for impairment review. Loans subject to such review are evaluated as to collateral dependency, current collateral value, guarantor or other financial support and likely disposition. Each such loan is individually evaluated for impairment. The impairment evaluation of real estate loans generally focuses on the fair value of underlying collateral obtained from appraisals, as the repayment of these loans may be dependent on the liquidation of the collateral. In certain circumstances, other information such as comparable sales data is deemed to be a more reliable indicator of fair value of the underlying collateral than the most recent appraisal. In these instances, such information is used in determining the impairment recorded for the loan. As the repayment of commercial and industrial loans is generally dependent upon the cash flow of the borrower or guarantor support, the impairment evaluation generally focuses on the discounted future cash flows of the borrower or guarantor support, as well as the projected liquidation of any pledged collateral. The Impairment Committee reviews the results of each evaluation and approves the final impairment amounts, which are then included in the analysis of the adequacy of the allowance for credit losses in accordance with FASB ASC 310. Loans identified for impairment are placed in non-accrual status.

The Company's policy is to obtain an appraisal at the time of loan origination for real estate collateral securing a loan of $250,000 or more, consistent with regulatory guidelines. The Company's policy is to obtain an updated appraisal when certain events occur, such as the refinancing of the debt, the renewal of the debt or events that indicate potential impairment. A new appraisal is generally ordered for loans greater than $200,000 that have characteristics of potential impairment, such as delinquency or other loan-specific factors identified by management, when a current appraisal (dated within the prior 12 months) is not available or when a current appraisal uses assumptions that are not consistent with the expected disposition of the loan collateral. In order to measure impairment properly at the time that a loan is deemed to be impaired, a staff appraiser may estimate the collateral fair value based upon earlier appraisals, sales contracts, approved foreclosure bids, comparable sales, officer estimates or current market conditions until a new appraisal is received. This estimate can be used to determine the extent of the impairment on the loan. After a loan is deemed to be impaired, it is management's policy to obtain an updated appraisal on at least an annual basis. Management performs a review of the pertinent facts and circumstances of each impaired loan, such as changes in outstanding balances, information received from loan officers, and receipt of re-appraisals, on a monthly basis. As of each review date, management considers whether additional impairment should be recorded based on recent activity related to the loan-specific collateral as well as other relevant comparable assets. Any adjustment to reflect further impairments, either as a result of management's periodic review or as a result of an updated appraisal, are made through recording additional loan loss provisions or charge-offs.

At December 31, 2012, impaired loans totaled $156.7 million, which was net of cumulative charge-offs of $49.3 million. Additionally, the Company had specific reserves of $10.5 million included in the allowance for credit losses. Impaired loans at December 31, 2012 were primarily from the Company's residential construction, acquisition and development and commercial real estate portfolios. Impaired loan charge-offs are determined necessary when management does not anticipate any future recovery of collateral values. The loans were evaluated for impairment based on the fair value of the underlying collateral securing the loan. As part of the impairment review process, appraisals are used to determine the property values. The appraised values that are used are generally based on the disposition value of the property, which assumes Bank ownership of the property "as-is" and a 180-360 day marketing period. If a current appraisal or one with an inspection date within the past 12 months using the necessary assumptions is not available, a new third-party appraisal is ordered. In cases where an impairment exists and a current appraisal is not available at the time of review, a staff appraiser may determine an estimated value based upon earlier appraisals, the sales contract, approved foreclosure bids, comparable sales, comparable appraisals, officer estimates or current market conditions until a new appraisal is received. After a new appraisal is received, the value used in the review will be updated and any adjustments to reflect further impairments are made. Appraisals are obtained from state-certified appraisers based on certain assumptions which may include foreclosure status, bank ownership, other real estate owned marketing period of 180 days, costs to sell, construction or development status and the highest and best use of the property. A staff appraiser may make adjustments to appraisals based on sales contracts, comparable sales and other pertinent information if an appraisal does not incorporate the effect of these assumptions.

When a guarantor is relied upon as a source of repayment, the Company analyzes the strength of the guaranty. This analysis varies based on circumstances, but may include a review of the guarantor's personal and business financial statements and credit history, a review of the guarantor's tax returns and the preparation of a cash flow analysis of the guarantor. Management will continue to update its analysis on individual guarantors as circumstances change. Because of the continued weakness in the economy, subsequent analyses may result in the identification of the inability of some guarantors to perform under the agreed upon terms.

The Bank's policy provides that loans and leases are generally placed in non-accrual status if, in management's opinion, payment in full of principal or interest is not expected or payment of principal or interest is more than 90 days past due, unless the loan or lease is both well-secured and in the process of collection. Once placed in non-accrual status, all accrued but uncollected interest related to the current fiscal year is reversed against the appropriate interest and fee income on loans and leases account with any accrued but uncollected interest related to prior fiscal years reversed against the allowance for credit losses account.

In the normal course of business, management grants concessions to borrowers, which would not otherwise be considered, where the borrowers are experiencing financial difficulty. Loans identified as meeting the criteria set out in FASB ASC 310 are identified as TDRs. The concessions granted most frequently for TDRs involve reductions or delays in required payments of principal and interest for a specified time, the rescheduling of payments in accordance with a bankruptcy plan or the charge-off of a portion of the loan. In most cases, the conditions of the credit also warrant nonaccrual status, even after the restructure occurs. As part of the credit approval process, the restructured loans are evaluated for adequate collateral protection in determining the appropriate accrual status at the time of restructure. TDR loans may be returned to accrual status in years after the restructure if there has been at least a six-month sustained period of repayment performance under the restructured loan terms by the borrower and the interest rate at the time of restructure was at or above market for a comparable loan. During 2012, the most common concessions involved rescheduling payments of principal and interest over a longer amortization period, granting a period of reduced principal payment or interest only payment for a limited time period, or the rescheduling of payments in accordance with a bankruptcy plan.

Provision and Allowance for Credit Losses

The provision for credit losses is the periodic cost of providing an allowance or reserve for estimated probable losses on loans and leases. The Bank's Board of Directors has appointed a loan loss reserve valuation committee (the "Loan Loss Committee"), which bases its estimates of credit losses on three primary components: (1) estimates of inherent losses that may exist in various segments of performing loans and leases; (2) specifically identified losses in individually analyzed credits; and (3) qualitative factors that may impact the performance of the loan and lease portfolio. Factors such as financial condition of the borrower and guarantor, recent credit performance, delinquency, liquidity, cash flows, collateral type and value are used to assess credit risk. Expected loss estimates are influenced by the historical losses experienced by the Bank for loans and leases of comparable creditworthiness and structure. Specific loss assessments are performed for loans and leases of significant size and delinquency based upon the collateral protection and expected future cash flows to determine the amount of impairment under FASB ASC 310. In addition, qualitative factors such as changes in economic and business conditions, portfolio concentrations of risk, loan and lease growth, acquisitions and changes in portfolio risk resulting from regulatory changes are considered in determining the adequacy of the level of the allowance for credit losses.

Attention is paid to the quality of the loan and lease portfolio through a formal loan review process. An independent loan review department of the Bank is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures and other factors that may affect the overall adequacy of the allowance for credit losses. The Loan Loss Committee is responsible for ensuring that the allowance for credit losses provides coverage of both known and inherent losses. The Loan Loss Committee meets at least quarterly to determine the amount of adjustments to the allowance for credit losses. The Loan Loss Committee is composed of senior management from the Bank's loan administration and finance departments. In 2010, the Bank established a real estate risk management group and an Impairment Committee. The real estate risk management group oversees compliance with regulations and U.S. GAAP related to lending activities where real estate is the primary collateral. The Impairment Committee is responsible for evaluating loans that have been specifically identified through various channels, including examination of the Bank's watch list, past due listings, findings of the internal loan review department, loan officer assessments and loans to borrowers or industries known to be experiencing problems. For all loans identified, the responsible loan officer in conjunction with his credit administrator is required to prepare an impairment analysis to be reviewed by the Impairment Committee. The Impairment Committee deems that a loan is impaired if it is probable that the Company will be unable to collect the contractual principal and interest on the loan. The Impairment Committee also evaluates the circumstances surrounding the loan in order to determine if the loan officer used the most appropriate method for assessing the impairment of the loan (i.e., present value of expected future cash flows, observable market price or fair value of the underlying collateral). The Impairment Committee meets on a monthly basis.

If concessions are granted to a borrower as a result of its financial difficulties, the loan is classified as a TDR and analyzed for possible impairment as part of the credit approval process. TDRs determined to be impaired are reserved in accordance with FASB ASC 310 in the same manner as impaired loans which are not TDRs. TDRs not determined to have an impairment are reserved consistent with loans of similar risk, performance and structure. Should the borrower's financial condition, collateral protection or performance deteriorate, warranting reassessment of the loan rating or impairment, additional reserves may be required.

Any loan or portion thereof which is classified as "loss" by regulatory examiners or which is determined by management to be uncollectible, because of factors such as the borrower's failure to pay interest or principal, the borrower's financial condition, economic conditions in the borrower's industry or the inadequacy of underlying collateral, is charged off. In addition, bank regulatory agencies periodically review the Bank's allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management.

Loans Held for Sale

Mortgages originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Estimated fair value is determined on the basis of existing commitments or the current market value of similar loans. Loan sales are recognized when the transaction closes, the proceeds are collected, ownership is transferred and, through the sales agreement, continuing involvement consists of the right to service the loan for a fee for the life of the loan, if applicable. Gains on the sale of loans held for sale are recorded as part of mortgage lending revenue on the statement of income.

In the course of conducting the Company's mortgage lending activities of originating mortgage loans and selling those loans in the secondary market, various representations and warranties are made to the purchasers of the mortgage loans. Every loan closed by the Bank's mortgage center is run through a government agency automated underwriting system. Any exceptions noted during this process are remedied prior to sale. These representations and warranties also apply to underwriting the real estate appraisal opinion of value for the collateral securing these loans. Under the representations and warranties, failure by the Company to comply with the underwriting and/or appraisal standards could result in the Company being required to repurchase the mortgage loan or to reimburse the investor for losses incurred (i.e., make whole requests) if such failure cannot be cured by the Company within the specified period following discovery. During 2012, 14 mortgage loans totaling $2.1 million were repurchased or otherwise settled as a result of underwriting and appraisal standard exceptions or make whole requests. Losses of approximately $782,000 were recognized related to these repurchased and make whole loans. During 2011, seven mortgage loans totaling approximately $803,000 were repurchased or otherwise settled as a result of underwriting and appraisal standard exceptions or make whole requests. Losses of approximately $181,000 were recognized related to these repurchased and make whole loans. At December 31, 2012, the Company had reserved approximately $729,000 for potential losses from representation and warranty obligations.

Government National Mortgage Association ("GNMA") optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100% of the remaining principal balance of the loan. Under FASB ASC 860, this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When the Company is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as loans held for sale, regardless of whether the Company intends to exercise the buy-back option. These loans are reported as held for sale in accordance with U.S. GAAP with the offsetting liability being reported as other liabilities. At December 31, 2012, the amount of loans subject to buy back was $21.8 million.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization, computed using straight-line methods, are charged to expense over the shorter of the lease term or the estimated useful lives of the assets. Costs of major additions and improvements are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned

Real estate acquired through foreclosure, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost or fair value, less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is charged to the allowance for credit losses. Based upon management's evaluation of the real estate acquired through foreclosure, additional expense may be recorded and included in other noninterest expense when necessary in an amount sufficient to reflect any declines in estimated fair value. Gains and losses realized on the disposition of the properties are included in other noninterest expense.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of the fair value of net assets acquired in connection with purchase business combinations. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC 350, Intangibles – Goodwill and Other. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB ASC 360, Property, Plant and Equipment. Goodwill and other intangible assets are reviewed annually within the fourth quarter for possible impairment, or sooner if a goodwill impairment indicator is identified. If impaired, the asset is written down to its estimated fair value. No impairment charges have been recognized through December 31, 2012. See Note 9, Goodwill and Other Intangible Assets, for additional information.

Mortgage Servicing Rights

The Company recognizes as assets the rights to service mortgage loans for others, known as MSRs. The Company records MSRs at fair value on a recurring basis with subsequent remeasurement of MSRs based on change in fair value in accordance with FASB ASC 860. An estimate of the fair value of the Company's MSRs is determined utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand. Because the valuation is determined by using discounted cash flow models, the primary risk inherent in valuing the MSRs is the impact of fluctuating interest rates on the estimated life of the servicing revenue stream. The use of different estimates or assumptions could also produce different fair values. The Company does not hedge the change in fair value of MSRs and, therefore, the Company is susceptible to significant fluctuations in the fair value of its MSRs in changing interest rate environments. MSRs are included in the other assets category of the consolidated balance sheet. Changes in the fair value of MSRs are recorded as part of mortgage lending noninterest revenue on the consolidated statement of income.

Pension and Postretirement Benefits Accounting

The Company accounts for its defined benefit pension plans using an actuarial model as required by FASB ASC 715. This model uses an approach that allocates pension costs over the service period of employees in the plan. The Company also accounts for its other postretirement benefits using the requirements of FASB ASC 715. FASB ASC 715 requires the Company to recognize net periodic postretirement benefit costs as employees render the services necessary to earn their postretirement benefits. The principle underlying the accounting as required by FASB ASC 715 is that employees render service ratably over the service period and, therefore, the income statement effects of the Company's defined benefit pension and postretirement benefit plans should follow the same pattern. The Company accounts for the over-funded or under-funded status of its defined benefit and other postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which the changes occur through comprehensive income, as required by FASB ASC 715.

The discount rate is the rate used to determine the present value of the Company's future benefit obligations for its pension and other postretirement benefit plans. The Company determines the discount rate to be used to discount plan liabilities at the measurement date with the assistance of its actuary using the actuary's proprietary model. The Company developed a level equivalent yield using its actuary's model as of December 31, 2012 model and the expected cash flows from the BancorpSouth, Inc. Retirement Plan (the "Basic Plan"), the BancorpSouth, Inc. Restoration Plan (the "Restoration Plan") and the BancorpSouth, Inc. Supplemental Executive Retirement Plan (the "Supplemental Plan"). Based on this analysis, the Company established its discount rate assumptions for determination of the projected benefit obligation at 4.05% for the Basic Plan, 3.65% for the Restoration Plan and 2.85% for the Supplemental Plan based on a December 31, 2012 measurement date.

Stock-Based Compensation

At December 31, 2012, the Company had three stock-based employee compensation plans. The Company recognizes compensation costs related to these stock-based employee compensation plans in accordance with FASB ASC 718, Compensation – Stock Compensation ("FASB ASC 718"). The Company recognized compensation costs for unvested awards of $1.9 million, $2.1 million and $2.1 million in 2012, 2011 and 2010, respectively. See Note 16, Stock Incentive and Stock Option Plans, for further disclosures regarding stock-based compensation.

Derivative Instruments

The derivative instruments held by the Company include commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual, fixed-rate mortgage loans. The Company's objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans. Both the commitments to fund fixed-rate mortgage loans and the forward commitments to sell individual fixed-rate mortgage loans are reported at fair value, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

The Company also enters into derivative financial instruments to meet the financing, interest rate and equity risk management needs of its customers. Upon entering into these instruments to meet customer needs, the Company enters into offsetting positions to minimize interest rate and equity risk to the Company. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings. These instruments and their offsetting positions are recorded in other assets and other liabilities on the consolidated balance sheets. As of December 31, 2012, the notional amount of customer related derivative financial instruments was $496.2 million with an average maturity of 59.9 months, an average interest receive rate of 2.5% and an average interest pay rate of 5.7%.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are included in the other assets and other liabilities category of the consolidated balance sheet as applicable.

Insurance Commissions

Commission income is recorded as of the effective date of insurance coverage or the billing date, whichever is later. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received, which is our first notification of amounts earned. The income effects of subsequent premium and fee adjustments are recorded when the adjustments become known.

Recent Pronouncements

In January 2010, the Company adopted a new accounting standard regarding accounting for transfers of financial assets. This new accounting standard eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. The adoption of this new accounting standard regarding accounting for transfers of financial assets has had no material impact on the financial position or results of operations of the Company.

In January 2010, the Company adopted a new accounting standard regarding consolidation of variable interest entities. This new accounting standard amends existing accounting literature regarding consolidation of variable interest entities to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The adoption of this new accounting standard regarding consolidation of variable interest entities has had no material impact on the financial position or results of operations of the Company.

In January 2010, the FASB issued an accounting standards update ("ASU") regarding fair value measurements and disclosures. This ASU revises two disclosure requirements concerning fair value measurements and clarifies two others. This ASU requires expanded disclosures related to significant transfers in and out of Level 1 and Level 2 fair value measurement and the reasons for the transfers, as well as the clarifications of existing disclosures, and was effective for interim or annual reporting periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for interim or annual reporting periods beginning after December 15, 2010. This ASU impacts disclosures only and is included in Note 14 below. This ASU did not have an impact on the financial position or results of operations of the Company.

In July 2010, the FASB issued a new accounting standard regarding disclosures about the credit quality of financing receivables and the allowance for credit losses. This new accounting standard amends existing accounting literature regarding disclosures about the credit quality of financing receivables and the allowance for credit losses to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. This new accounting standard is effective for fiscal years and interim reporting periods ending on or after December 15, 2010. This new accounting standard regarding disclosures about the credit quality of financing receivables and the allowance for credit losses impacts disclosures only and is included in Notes 5 and 6 below. The new accounting standard did not have an impact on the financial position or results of operations of the Company.

In April 2011, the FASB issued an ASU regarding a creditor's determination of whether a restructuring should be considered a TDR. This ASU provides additional guidance related to determining whether a creditor has granted a concession, including factors and examples for creditors to consider in evaluating whether a restructuring results in a delay in payment that is insignificant. The ASU also prohibits creditors from using the borrower's effective rate test to evaluate whether a concession has been granted to the borrower and adds factors for creditors to use in determining whether a borrower is experiencing financial difficulties. The ASU ends the deferral of activity-based disclosures about TDRs that are part of the new credit-quality disclosure requirements. The ASU is effective for interim and annual periods beginning on or after June 15, 2011. This ASU did not have a material impact on the financial position or results of operations of the Company.

In April 2011, the FASB issued an ASU regarding reconsideration of effective control for repurchase agreements. This ASU removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by this ASU. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. This ASU did not have a material impact on the financial position and results of operations of the Company.

In May 2011, the FASB issued an ASU regarding amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). This ASU provides amendments to ensure that fair value has the same meaning in U.S. GAAP and IFRS and that their respective fair value measurements and disclosure requirements are the same. The ASU is effective during interim and annual periods beginning after December 15, 2011 and should be applied prospectively. This ASU did not have a material impact on the financial position and results of operations of the Company.

In June 2011, the FASB issued an ASU regarding the presentation of comprehensive income. This ASU amends existing guidance and eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholder's equity. This ASU requires that comprehensive income be presented in either a single continuous statement or in two separate but consecutive statements. This ASU is effective for interim and annual periods beginning on or after December 15, 2011. The adoption of this ASU changed the manner in which the Company's other comprehensive income is disclosed and did not have an impact on the financial position and results of operations of the Company.

In September 2011, the FASB issued an ASU regarding goodwill impairment. This ASU gives companies the option to perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This ASU is effective for interim and annual periods beginning after December 15, 2011. This ASU did not have a material impact on the financial position and results of operations of the Company.

In July 2012, the FASB issued an ASU regarding indefinite-lived intangible assets impairment. This ASU permits companies to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test on that asset. This ASU is effective for interim and annual periods beginning after September 15, 2012. Early adoption is permitted. This ASU did not have a material impact on the financial position and results of operations of the Company.

(2) BUSINESS COMBINATIONS

On July 2, 2012, the Company purchased certain assets of The Securance Group, Inc., an independent insurance agency with locations in Brewton, Montgomery and Troy, Alabama. Consideration paid to complete this transaction consisted of cash paid to The Securance Group shareholders in the aggregate amount of approximately $6,750,000. The provisions of the related purchase agreement also provide for additional aggregate consideration of up to $2,000,000 in cash to be paid in three annual installments if certain performance criteria are met. This acquisition was not material to the financial position or results of operations of the Company.

The Company completed no material acquisition during 2010 or 2011.

(3) HELD-TO-MATURITY SECURITIES

During the second quarter of 2011, the Company determined that it no longer had the intent to hold until maturity all securities that were previously classified as held-to-maturity. As a result of this determination, all securities were classified as available-for-sale and recorded at fair value as of June 30, 2011. The Company reclassified held-to-maturity securities with amortized cost of $1.6 billion and fair value of $1.7 billion to available-for-sale resulting in an increase in other comprehensive income of $19.7 million during the second quarter of 2011. The Company did not have any securities classified as held-to-maturity at December 31, 2012 and 2011.

Gross gains of approximately $37,000 and no gross losses were recognized on held-to-maturity securities in 2011 prior to the reclassification of held-to-maturity securities to available-for-sale securities. These gains and losses were a result of held-to-maturity securities being called prior to maturity.

(4) AVAILABLE-FOR-SALE SECURITIES

A comparison of amortized cost and estimated fair values of available-for-sale securities as of December 31, 2012 and 2011 follows:

	2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Government agencies	$ 1,380,979	$ 21,081	$ 64	$ 1,401,996
Government agency issued residential mortgage-backed securities	358,677	8,457	259	366,875
Government agency issued commercial mortgage-backed securities	87,314	4,266	135	91,445
Obligations of states and political subdivisions	531,940	34,049	116	565,873
Other	7,052	791	-	7,843
Total	$ 2,365,962	$ 68,644	$ 574	$ 2,434,032

	2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Government agencies	$ 1,471,920	$ 29,347	$ 24	$ 1,501,243
Government agency issued residential mortgage-backed securities	394,894	9,786	70	404,610
Government agency issued commercial mortgage-backed securities	31,161	3,438	-	34,599
Obligations of states and political subdivisions	541,138	22,705	323	563,520
Other	8,938	608	-	9,546
Total	$ 2,448,051	$ 65,884	$ 417	$ 2,513,518

At December 31, 2012, the Company's available-for-sale securities included FHLB stock with a carrying value of $6.8 million compared to a required investment of $6.6 million. FHLB stock is carried at amortized cost in the financial statements.

Gross gains of approximately $480,000 and gross losses of approximately $38,000 were recognized in 2012, gross gains of $12.4 million and gross losses of approximately $327,000 were recognized in 2011 and gross gains of $4.5 million and gross losses of $2.1 million were recognized in 2010 on available-for-sale securities. The gross losses of $2.1 million in 2010 were the result of the other-than-temporary impairment charge related to credit losses on the Company's investment in pooled trust preferred securities. The fair value of these securities was negatively impacted by market conditions. Subsequent to the other-than-temporary charges in 2010, the securities had no remaining book value. No other-than-temporary impairment was recorded in 2011 and 2012.

Available-for-sale securities with a carrying value of $1.7 billion at December 31, 2012 were pledged to secure public and trust funds on deposit and for other purposes. Included in available-for-sale securities at December 31, 2012, were securities with a carrying value of $273.6 million issued by a political subdivision within the State of Mississippi and securities with a carrying value of $141.5 million issued by a political subdivision within the State of Arkansas.

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2012 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities are considered as maturing after ten years.

	Amortized Cost	Estimated Fair Value	Weighted Average Yield
	(Dollars in thousands)		
Maturing in one year or less	$ 450,236	$ 453,843	1.77 %
Maturing after one year through five years	1,055,838	1,077,403	1.61
Maturing after five years through ten years	341,992	357,489	4.00
Maturing after ten years	517,896	545,297	4.25
Total	$ 2,365,962	$ 2,434,032	

A summary of temporarily impaired available-for-sale investments with continuous unrealized loss positions at December 31, 2012 and 2011 follows:

	2012					
	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. Government agencies	$ 47,395	$ 64	$ -	$ -	$ 47,395	$ 64
Government agency issued residential mortgage-backed securities	55,939	145	2,839	114	58,778	259
Government agency issued commercial mortgage-backed securities	26,239	135	-	-	26,239	135
Obligations of states and political subdivisions	9,247	73	313	43	9,560	116
Other	-	-	-	-	-	-
Total	$ 138,820	$ 417	$ 3,152	$ 157	$ 141,972	$ 574

	2011					
	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. Government agencies	$ 34,850	$ 24	$ -	$ -	$ 34,850	$ 24
Government agency issued residential mortgage-backed securities	-	-	3,751	70	3,751	70
Government agency issued commercial mortgage-backed securities	-	-	-	-	-	-
Obligations of states and political subdivisions	20,820	144	9,214	179	30,034	323
Other	-	-	-	-	-	-
Total	$ 55,670	$ 168	$ 12,965	$ 249	$ 68,635	$ 417

Based upon a review of the credit quality of these securities, and considering that the issuers were in compliance with the terms of the securities, management had no intent to sell these securities, and it was more likely than not that the Company would not be required to sell the securities prior to recovery of costs. Therefore, the impairments related to these securities were determined to be temporary. No other-than-temporary impairment was recorded in 2012.

(5) LOANS AND LEASES

The Company's loan and lease portfolio is disaggregated into the following segments: commercial and industrial; real estate; credit card; and all other loans and leases. The real estate segment is further disaggregated into the following classes: consumer mortgage; home equity; agricultural; commercial and industrial-owner occupied; construction, acquisition and development and commercial. A summary of gross loans and leases by segment and class at December 31, 2012 and 2011 follows:

	2012	2011
	(In thousands)	
Commercial and industrial	$ 1,484,788	$ 1,484,967
Real estate		
Consumer mortgage	1,873,875	1,945,190
Home equity	486,074	514,362
Agricultural	256,196	239,487
Commercial and industrial-owner occupied	1,333,103	1,301,575
Construction, acquisition and development	735,808	908,362
Commercial	1,748,881	1,754,022
Credit Cards	104,884	106,281
All other	649,143	657,012
Total	$ 8,672,752	$ 8,911,258

The following table shows the Company's loans and leases, net of unearned income, as of December 31, 2012 by geographical location:

	Alabama and Florida Panhandle	Arkansas*	Mississippi*	Missouri	Greater Memphis Area	Tennessee*	Texas and Louisiana	Other	Total
				(In thousands)					
Commercial and industrial	$ 70,132	$ 149,418	$ 386,799	$ 35,240	$ 17,170	$ 74,300	$ 249,405	$ 494,147	$ 1,476,611
Real estate									
Consumer mortgages	109,585	262,899	709,251	44,513	79,221	160,906	454,607	52,893	1,873,875
Home equity	60,037	38,082	164,019	22,520	64,710	73,351	62,649	706	486,074
Agricultural	7,461	79,269	68,298	3,782	11,948	13,941	66,979	4,518	256,196
Commercial and industrial-owner occupied	120,318	155,015	494,957	77,951	88,980	89,935	253,088	52,859	1,333,103
Construction, acquisition and development	92,454	68,034	217,763	35,880	77,091	93,414	141,206	9,966	735,808
Commercial	208,676	331,575	353,067	189,993	104,101	98,811	392,027	70,631	1,748,881
Credit cards**	-	-	-	-	-	-	-	104;884	104,884
All other	32,122	82,825	180,836	8,210	54,332	50,815	97,473	114,944	621,557
Total	$ 700,785	$ 1,167,117	$ 2,574,990	$ 418,089	$ 497,553	$ 655,473	$ 1,717,434	$ 905,548	$ 8,636,989

* Excludes the Greater Memphis Area

** Credit card receivables are spread across all geographic regions but are not viewed by the Company's management as part of the geographic breakdown.

The Company's loan concentrations which exceed 10% of total loans are reflected in the preceding tables. A substantial portion of construction, acquisition and development loans are secured by real estate in markets in which the Company is located. The Company's loan policy generally prohibits the use of interest reserves on loans made after March 2010. Certain of the construction, acquisition and development loans were structured with interest-only terms. A portion of the consumer mortgage and commercial real estate portfolios originated through the permanent financing of construction, acquisition and development loans. The prolonged economic downturn has negatively impacted many borrowers' and guarantors' ability to make payments under the terms of the loans as their liquidity has been depleted. Accordingly, the ultimate collectability of a substantial portion of these loans and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in real estate values in these areas. Continued economic distress could negatively impact additional borrowers' and guarantors' ability to repay their debt which will make more of the Company's loans collateral dependent.

The following table provides details regarding the aging of the Company's loan and lease portfolio, net of unearned income, at December 31, 2012:

	2012						
	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Outstanding	90+ Days Past Due still Accruing
				(In thousands)			
Commercial and industrial	$ 3,531	$ 476	$ 4,118	$ 8,125	$ 1,468,486	$ 1,476,611	$ 414
Real estate							
Consumer mortgages	11,308	3,643	13,821	28,772	1,845,103	1,873,875	512
Home equity	1,337	371	350	2,058	484,016	486,074	-
Agricultural	400	287	3,946	4,633	251,563	256,196	10
Commercial and industrial-owner occupied	2,629	3,587	2,933	9,149	1,323,954	1,333,103	19
Construction, acquisition and development	2,547	2,472	14,790	19,809	715,999	735,808	-
Commercial	4,673	56	10,469	15,198	1,733,683	1,748,881	-
Credit cards	536	379	473	1,388	103,496	104,884	228
All other	2,354	253	445	3,052	618,505	621,557	27
Total	$ 29,315	$ 11,524	$ 51,345	$ 92,184	$ 8,544,805	$ 8,636,989	$ 1,210

	2011						
	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Outstanding	90+ Days Past Due still Accruing
				(In thousands)			
Commercial and industrial	$ 5,571	$ 4,209	$ 4,193	$ 13,973	$ 1,459,755	$ 1,473,728	$ 12
Real estate							
Consumer mortgages	15,740	6,485	14,569	36,794	1,908,396	1,945,190	2,974
Home equity	1,837	265	594	2,696	511,666	514,362	-
Agricultural	666	54	719	1,439	238,048	239,487	-
Commercial and industrial-owner occupied	2,199	844	12,977	16,020	1,285,555	1,301,575	-
Construction, acquisition and development	4,826	4,955	33,584	43,365	864,997	908,362	-
Commercial	3,778	2,702	9,397	15,877	1,738,145	1,754,022	-
Credit cards	595	303	697	1,595	104,686	106,281	299
All other	2,124	390	1,579	4,093	623,211	627,304	149
Total	$ 37,336	$ 20,207	$ 78,309	$ 135,852	$ 8,734,459	$ 8,870,311	$ 3,434

The Company utilizes an internal loan classification system to grade loans according to certain credit quality indicators. These credit quality indicators include, but are not limited to, recent credit performance, delinquency, liquidity, cash flows, debt coverage ratios, collateral type and loan-to-value ratio. The Company's internal loan classification system is compatible with classifications used by the FDIC, as well as other regulatory agencies. Loans may be classified as follows:

Pass: Loans which are performing as agreed with few or no signs of weakness. These loan show sufficient cash flow, capital and collateral to repay the loan as agreed.

Special Mention: Loans where potential weaknesses have developed which could cause a more serious problem if not corrected.

Substandard: Loans where well-defined weaknesses exist that require corrective action to prevent further deterioration.

Doubtful: Loans having all the characteristics of Substandard and which have deteriorated to a point where collection and liquidation in full is highly questionable.

Loss: Loans that are considered uncollectible or with limited possible recovery.

Impaired: Loans for which it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement and for which a specific impairment reserve has been considered.

The following table provides details of the Company's loan and lease portfolio, net of unearned income, by segment, class and internally assigned grade at December 31, 2012 and 2011:

	December 31, 2012						
	Pass	Special Mention	Substandard	Doubtful	Loss	Impaired	Total
				(In thousands)			
Commercial and industrial	$ 1,426,498	$ 14,663	$ 29,876	$ 729	$ -	$ 4,845	$ 1,476,611
Real estate							
Consumer mortgage	1,691,682	32,840	131,141	2,907	198	15,107	1,873,875
Home equity	461,151	4,791	17,619	1,057	76	1,380	486,074
Agricultural	227,138	5,729	17,947	-	-	5,382	256,196
Commercial and industrial-owner occupied	1,202,111	31,087	82,816	369	-	16,720	1,333,103
Construction, acquisition and development	567,881	30,846	75,031	715	-	61,335	735,808
Commercial	1,524,262	53,455	120,591	160	-	50,413	1,748,881
Credit cards	104,884	-	-	-	-	-	104,884
All other	600,807	8,397	10,196	601	10	1,546	621,557
Total	$ 7,806,414	$ 181,808	$ 485,217	$ 6,538	$ 284	$ 156,728	$ 8,636,989

	December 31, 2011						
	Pass	Special Mention	Substandard	Doubtful	Loss	Impaired	Total
				(In thousands)			
Commercial and industrial	$ 1,415,731	$ 4,947	$ 43,549	$ 1,263	$ 405	$ 7,833	$ 1,473,728
Real estate							
Consumer mortgage	1,742,593	17,914	148,267	4,434	189	31,793	1,945,190
Home equity	492,235	2,775	17,050	1,134	493	675	514,362
Agricultural	213,280	3,795	19,296	20	-	3,096	239,487
Commercial and industrial-owner occupied	1,167,220	18,280	90,778	496	-	24,801	1,301,575
Construction, acquisition and development	619,497	23,429	136,412	845	-	128,179	908,362
Commercial	1,501,196	37,409	179,295	-	-	36,122	1,754,022
Credit cards	105,867	41	175	188	10	-	106,281
All other	587,970	16,104	20,263	470	73	2,424	627,304
Total	$ 7,845,589	$ 124,694	$ 655,085	$ 8,850	$ 1,170	$ 234,923	$ 8,870,311

Loans considered impaired under FASB ASC 310 are loans for which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's recorded investment in loans considered impaired at December 31, 2012 and 2011 was $156.7 million and $234.9 million, respectively. At December 31, 2012 and 2011, $41.0 million and $117.7 million, respectively, of those impaired loans had a valuation allowance of $10.5 million and $39.7 million, respectively. The remaining balance of impaired loans of $115.7 million and $117.2 million at December 31, 2012 and 2011, respectively, were charged down to the underlying collateral's fair value, less estimated selling costs, which approximated net realizable value. Therefore, such loans did not have an associated valuation allowance. Impaired loans that were characterized as TDRs totaled $47.3 million and $58.0 million at December 31, 2012 and 2011, respectively. The average recorded investment in impaired loans during 2012 and 2011 was $196.9 million and $309.6 million, respectively.

The following tables provide details regarding impaired loans and leases, net of unearned income, by segment and class at December 31, 2012 and 2011:

	December 31, 2012				
	Recorded Investment in Impaired Loans	Unpaid Principal Balance of Impaired Loans	Related Allowance for Credit Losses	Average Recorded Investment	Interest Income Recognized
			(In thousands)		
With no related allowance:					
Commercial and industrial	$ 2,557	$ 4,169	$ -	$ 2,779	$ 12
Real estate					
Consumer mortgage	11,307	15,464	-	11,762	77
Home equity	934	1,078	-	858	6
Agricultural	4,435	6,292	-	3,527	8
Commercial and industrial-owner occupied	13,018	16,551	-	12,674	123
Construction, acquisition and development	47,982	69,331	-	54,085	324
Commercial	33,952	45,722	-	19,824	199
All other	1,544	2,165	-	848	9
Total	$ 115,729	$ 160,772	$ -	$ 106,357	$ 758
With an allowance:					
Commercial and industrial	$ 2,288	$ 2,288	$ 1,241	$ 5,368	$ 38
Real estate					
Consumer mortgage	3,800	3,914	1,103	10,323	88
Home equity	446	446	111	569	5
Agricultural	947	947	92	1,468	12
Commercial and industrial-owner occupied	3,702	4,737	864	9,977	65
Construction, acquisition and development	13,353	16,257	4,350	45,582	377
Commercial	16,461	16,709	2,720	16,953	204
All other	2	2	60	324	3
Total	$ 40,999	$ 45,300	$ 10,541	$ 90,564	$ 792
Total:					
Commercial and industrial	$ 4,845	$ 6,457	$ 1,241	$ 8,147	$ 50
Real estate					
Consumer mortgage	15,107	19,378	1,103	22,085	165
Home equity	1,380	1,524	111	1,427	11
Agricultural	5,382	7,239	92	4,995	20
Commercial and industrial-owner occupied	16,720	21,288	864	22,651	188
Construction, acquisition and development	61,335	85,588	4,350	99,667	701
Commercial	50,413	62,431	2,720	36,777	403
All other	1,546	2,167	60	1,172	12
Total	$ 156,728	$ 206,072	$ 10,541	$ 196,921	$ 1,550

	December 31, 2011				
	Recorded Investment in Impaired Loans	Unpaid Principal Balance of Impaired Loans	Related Allowance for Credit Losses	Average Recorded Investment	Interest Income Recognized
			(In thousands)		
With no related allowance:					
Commercial and industrial	$ 4,874	$ 6,854	$ -	$ 3,879	$ 78
Real estate					
Consumer mortgage	16,883	19,538	-	19,628	397
Home equity	627	771	-	541	1
Agricultural	1,549	2,676	-	2,502	20
Commercial and industrial-owner occupied	6,973	9,191	-	11,598	185
Construction, acquisition and development	69,843	89,782	-	107,596	941
Commercial	15,184	24,198	-	20,702	311
All other	1,284	1,668	-	1,169	67
Total	$ 117,217	$ 154,678	$ -	$ 167,615	$ 2,000
With an allowance:					
Commercial and industrial	$ 2,959	$ 3,301	$ 4,071	$ 3,558	$ 49
Real estate					
Consumer mortgage	14,910	16,224	4,386	14,960	323
Home equity	48	276	48	504	3
Agricultural	1,547	1,547	380	3,164	18
Commercial and industrial-owner occupied	17,828	21,085	3,601	10,329	146
Construction, acquisition and development	58,336	67,426	21,581	80,957	1,651
Commercial	20,938	21,422	5,324	27,210	851
All other	1,140	1,140	317	1,307	8
Total	$ 117,706	$ 132,421	$ 39,708	$ 141,989	$ 3,049
Total:					
Commercial and industrial	$ 7,833	$ 10,155	$ 4,071	$ 7,437	$ 127
Real estate					
Consumer mortgage	31,793	35,762	4,386	34,588	720
Home equity	675	1,047	48	1,045	4
Agricultural	3,096	4,223	380	5,666	38
Commercial and industrial-owner occupied	24,801	30,276	3,601	21,927	331
Construction, acquisition and development	128,179	157,208	21,581	188,553	2,592
Commercial	36,122	45,620	5,324	47,912	1,162
All other	2,424	2,808	317	2,476	75
Total	$ 234,923	$ 287,099	$ 39,708	$ 309,604	$ 5,049

The following tables provide details regarding impaired real estate construction, acquisition and development loans and leases, net of unearned income, by collateral type at December 31, 2012 and 2011:

	December 31, 2012				
	Recorded Investment in Impaired Loans	Unpaid Principal Balance of Impaired Loans	Related Allowance for Credit Losses	Average Recorded Investment	Interest Income Recognized
			(In thousands)		
With no related allowance:					
Multi-family construction	$ -	$ -	$ -	$ -	$ -
One-to-four family construction	8,475	13,586	-	8,070	53
Recreation and all other loans	1,117	1,335	-	623	5
Commercial construction	5,714	6,646	-	3,585	51
Commercial acquisition and development	13,753	15,786	-	12,145	63
Residential acquisition and development	18,923	31,978	-	29,662	152
Total	$ 47,982	$ 69,331	$ -	$ 54,085	$ 324
With an allowance:					
Multi-family construction	$ -	$ -	$ -	$ -	$ -
One-to-four family construction	1,130	1,475	290	4,094	29
Recreation and all other loans	-	-	-	69	-
Commercial construction	-	-	0	1,255	15
Commercial acquisition and development	1,711	1,960	563	9,206	74
Residential acquisition and development	10,512	12,822	3,497	30,958	259
Total	$ 13,353	$ 16,257	$ 4,350	$ 45,582	$ 377
Total:					
Multi-family construction	$ -	$ -	$ -	$ -	$ -
One-to-four family construction	9,605	15,061	290	12,164	82
Recreation and all other loans	1,117	1,335	-	692	5
Commercial construction	5,714	6,646	-	4,840	66
Commercial acquisition and development	15,464	17,746	563	21,351	137
Residential acquisition and development	29,435	44,800	3,497	60,620	411
Total	$ 61,335	$ 85,588	$ 4,350	$ 99,667	$ 701

	December 31, 2011				
	Recorded Investment in Impaired Loans	Unpaid Principal Balance of Impaired Loans	Related Allowance for Credit Losses	Average Recorded Investment	Interest Income Recognized
			(In thousands)		
With no related allowance:					
Multi-family construction	$ 1,067	$ 2,259	$ -	$ 5,474	$ 18
One-to-four family construction	7,931	9,313	-	9,269	94
Recreation and all other loans	372	545	-	491	9
Commercial construction	633	917	-	9,663	83
Commercial acquisition and development	17,130	19,855	-	20,640	99
Residential acquisition and development	42,710	56,893	-	62,059	638
Total	$ 69,843	$ 89,782	$ -	$ 107,596	$ 941
With an allowance:					
Multi-family construction	$ -	$ -	$ -	$ 571	$ -
One-to-four family construction	5,313	6,083	1,589	5,334	108
Recreation and all other loans	-	-	-	271	2
Commercial construction	4,387	5,128	886	7,289	126
Commercial acquisition and development	5,091	7,728	1,418	12,965	429
Residential acquisition and development	43,545	48,487	17,688	54,527	986
Total	$ 58,336	$ 67,426	$ 21,581	$ 80,957	$ 1,651
Total:					
Multi-family construction	$ 1,067	$ 2,259	$ -	$ 6,045	$ 18
One-to-four family construction	13,244	15,396	1,589	14,603	202
Recreation and all other loans	372	545	-	762	11
Commercial construction	5,020	6,045	886	16,952	209
Commercial acquisition and development	22,221	27,583	1,418	33,605	528
Residential acquisition and development	86,255	105,380	17,688	116,586	1,624
Total	$ 128,179	$ 157,208	$ 21,581	$ 188,553	$ 2,592

NPLs consist of non-accrual loans and leases, loans and leases 90 days or more past due and still accruing, and loans and leases that have been restructured because of the borrower's weakened financial condition. The following table presents information concerning NPLs at December 31, 2012 and 2011:

	2012	2011
	(In thousands)	
Non-accrual loans and leases	$ 207,241	$ 276,798
Loans and leases 90 days or more past due, still accruing	1,210	3,434
Restructured loans and leases still accruing	25,099	42,018
Total	$ 233,550	$ 322,250

The Bank's policy for all loan classifications provides that loans and leases are generally placed in non-accrual status if, in management's opinion, payment in full of principal or interest is not expected or payment of principal or interest is more than 90 days past due, unless the loan or lease is both well-secured and in the process of collection. At December 31, 2012, the Company's geographic NPL distribution was concentrated primarily in its Alabama, Mississippi and Tennessee markets, including the greater Memphis, Tennessee area, a portion of which is in northwest Mississippi and Arkansas. The following table presents the Company's nonaccrual loans and leases by segment and class at December 31, 2012 and 2011:

	2012	2011
	(In thousands)	
Commercial and industrial	$ 9,311	$ 12,260
Real estate		
Consumer mortgages	36,133	47,878
Home equity	3,497	2,036
Agricultural	7,587	4,179
Commercial and industrial-owner occupied	20,910	33,112
Construction, acquisition and development	66,635	133,110
Commercial	57,656	40,616
Credit cards	415	594
All other	5,097	3,013
Total	$ 207,241	$ 276,798

The total amount of interest earned on NPLs was $4.3 million, $12.6 million and $11.2 million in 2012, 2011 and 2010, respectively. The gross interest income which would have been recorded under the original terms of those loans and leases amounted to $15.6 million, $18.7 million and $21.7 million in 2012, 2011 and 2010, respectively.

In the normal course of business, management will sometime grant concessions, which normally would not otherwise be considered, to borrowers that are experiencing financial difficulty. Restructured loans identified as meeting the criteria set out in FASB ASC 310 are identified as TDRs. The concessions granted most frequently for TDRs involve reductions or delays in required payments of principal and interest for a specified period, the rescheduling of payments in accordance with a bankruptcy plan or the charge-off of a portion of the loan. In most cases, the conditions of the credit also warrant nonaccrual status, even after the restructure occurs. As part of the credit approval process, the restructured loans are evaluated for adequate collateral protection in determining the appropriate accrual status at the time of restructure. TDR loans recorded as non-accrual may be returned to accrual status in years after the restructure if there has been at least a six-month period of sustained repayment performance by the borrower under the restructured loan terms and the interest rate at the time of restructure was at or above market for a comparable loan. During 2012, the most common concessions that were granted involved rescheduling payments of principal and interest over a longer amortization period, granting a period of reduced principal payment or interest only payment for a limited time period, or the rescheduling of payments in accordance with a bankruptcy plan.

The following tables summarize the financial effect of TDRs for the years ended December 31, 2012 and 2011:

	December 31, 2012		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in thousands)		
Commercial and industrial	8	$ 1,686	$ 1,348
Real estate			
Consumer mortgages	38	9,875	9,109
Agricultural	2	853	861
Commercial and industrial-owner occupied	30	14,367	13,741
Construction, acquisition and development	37	21,583	21,159
Commercial	12	8,159	8,132
All other	9	1,855	1,692
Total	136	$ 58,378	$ 56,042

	December 31, 2011		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in thousands)		
Commercial and industrial	7	$ 3,142	$ 2,374
Real estate			
Consumer mortgages	35	6,901	6,424
Agricultural	4	2,650	1,479
Commercial and industrial-owner occupied	29	13,330	11,740
Construction, acquisition and development	30	23,863	19,228
Commercial	24	16,121	15,046
All other	7	2,957	2,406
Total	136	$ 68,964	$ 58,697

The following tables summarize TDRs modified during 2012 and 2011 for which there was a payment default (i.e., 30 days or more past due at any given time during 2012 or 2011):

	Year ended December 31, 2012	
	Number of Contracts	Recorded Investment
	(Dollars in thousands)	
Commercial and industrial	2	$ 179
Real estate		
Consumer mortgages	18	2,096
Agricultural	1	170
Commercial and industrial-owner occupied	11	2,659
Construction, acquisition and development	21	5,503
Commercial	4	2,525
All other	1	7
Total	58	$ 13,139

	Year ended December 31, 2011	
	Number of Contracts	Recorded Investment
	(Dollars in thousands)	
Commercial and industrial	4	$ 1,506
Real estate		
Consumer mortgages	4	1,563
Agricultural	3	1,382
Commercial and industrial-owner occupied	6	1,683
Construction, acquisition and development	13	3,622
Commercial	3	2,946
All other	1	302
Total	34	$ 13,004

(6) ALLOWANCE FOR CREDIT LOSSES

The following table summarizes the changes in the allowance for credit losses for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(In thousands)	
Balance at beginning of year	$ 195,118	$ 196,913	$ 176,043
Provision charged to expense	28,000	130,081	204,016
Recoveries	30,746	10,179	7,876
Loans and leases charged off	(89,398)	(142,055)	(191,022)
Balance at end of year	$ 164,466	$ 195,118	$ 196,913

The following tables summarize the changes in the allowance for credit losses by segment and class for 2012 and 2011:

	2012				
	Balance, Beginning of Period	Charge-offs	Recoveries	Provision	Balance, End of Period
			(In thousands)		
Commercial and industrial	$ 20,724	$ (12,362)	$ 7,096	$ 7,828	$ 23,286
Real estate					
Consumer mortgage	36,529	(13,122)	1,836	10,723	35,966
Home equity	8,630	(2,721)	496	(400)	6,005
Agricultural	3,921	(1,240)	126	494	3,301
Commercial and industrial-owner occupied	21,929	(9,015)	2,696	4,568	20,178
Construction, acquisition and development	45,562	(33,085)	8,407	1,021	21,905
Commercial	39,444	(12,728)	8,538	4,827	40,081
Credit cards	4,021	(2,221)	527	1,284	3,611
All other	14,358	(2,904)	1,024	(2,345)	10,133
Total	$ 195,118	$ (89,398)	$ 30,746	$ 28,000	$ 164,466

	2011				
	Balance, Beginning of Period	Charge-offs	Recoveries	Provision	Balance, End of Period
			(In thousands)		
Commercial and industrial	$ 22,479	$ (17,337)	$ 1,567	$ 14,015	$ 20,724
Real estate					
Consumer mortgage	35,540	(10,186)	1,111	10,064	36,529
Home equity	7,305	(5,852)	185	6,992	8,630
Agricultural	4,997	(3,420)	123	2,221	3,921
Commercial and industrial-owner occupied	20,403	(10,302)	393	11,435	21,929
Construction, acquisition and development	59,048	(67,362)	3,951	49,925	45,562
Commercial	33,439	(17,436)	1,045	22,396	39,444
Credit cards	4,126	(3,072)	803	2,164	4,021
All other	9,576	(7,088)	1,001	10,869	14,358
Total	$ 196,913	$ (142,055)	$ 10,179	$ 130,081	$ 195,118

The following tables provide the allowance for credit losses by segment and class based on impairment status at December 31, 2012 and 2011:

	December 31, 2012			
	Recorded Balance of Impaired Loans	Allowance for Impaired Loans and Leases	Allowance for All Other Loans and Leases	Total Allowance
			(In thousands)	
Commercial and industrial	$ 4,845	$ 1,241	$ 22,045	$ 23,286
Real estate				
Consumer mortgage	15,107	1,103	34,863	35,966
Home equity	1,380	111	5,894	6,005
Agricultural	5,382	92	3,209	3,301
Commercial and industrial-owner occupied	16,720	864	19,314	20,178
Construction, acquisition and development	61,335	4,350	17,555	21,905
Commercial	50,413	2,720	37,361	40,081
Credit cards	-	-	3,611	3,611
All other	1,546	60	10,073	10,133
Total	$ 156,728	$ 10,541	$ 153,925	$ 164,466

	December 31, 2011			
	Recorded Balance of Impaired Loans	Allowance for Impaired Loans and Leases	Allowance for All Other Loans and Leases	Total Allowance
			(In thousands)	
Commercial and industrial	$ 7,833	$ 4,071	$ 16,653	$ 20,724
Real estate				
Consumer mortgage	31,793	4,386	32,143	36,529
Home equity	675	48	8,582	8,630
Agricultural	3,096	380	3,541	3,921
Commercial and industrial-owner occupied	24,801	3,601	18,328	21,929
Construction, acquisition and development	128,179	21,581	23,981	45,562
Commercial	36,122	5,324	34,120	39,444
Credit cards	-	-	4,021	4,021
All other	2,424	317	14,041	14,358
Total	$ 234,923	$ 39,708	$ 155,410	$ 195,118

Management evaluates impaired loans individually in determining the adequacy of the allowance for impaired loans.

(7) OTHER REAL ESTATE OWNED

The following table presents the activity in other real estate owned for the years ended December 31, 2012 and 2011:

	2012	2011
	(In Thousands)	
Balance at beginning of year	$ 173,805	$ 133,412
Additions to foreclosed properties		
New foreclosed property	32,389	125,234
Reductions in foreclosed properties		
Sales	(81,220)	(64,488)
Writedowns	(21,726)	(20,353)
Balance at end of year	$ 103,248	$ 173,805

Substantially all of these amounts related to construction, acquisition and development projects that were either completed or were in various stages of construction during the year presented. The following table presents the other real estate owned by geographical location and collateral type at December 31, 2012:

	Alabama and Florida Panhandle	Arkansas*	Mississippi*	Missouri	Greater Memphis Area	Tennessee*	Texas and Louisiana	Other	Total
	(In thousands)								
Commercial and industrial	$ 395	$ -	$ 106	$ -	$ -	$ -	$ -	$ -	$ 501
Real estate									
Consumer mortgages	1,714	173	2,220	-	961	624	760	3,665	10,117
Home equity	-	-	-	-	-	-	-	-	-
Agricultural	856	-	99	-	1,089	2,169	212	-	4,425
Commercial and industrial-owner occupied	155	146	1,602	-	2,630	66	146	-	4,745
Construction, acquisition and development	13,610	1,430	15,659	734	35,717	9,535	1,844	448	78,977
Commercial	478	1,420	3	263	819	76	176	-	3,235
All other	46	16	227	92	734	12	89	32	1,248
Total	$ 17,254	$ 3,185	$ 19,916	$ 1,089	$ 41,950	$ 12,482	$ 3,227	$ 4,145	$ 103,248

* Excludes the Greater Memphis Area

The Company incurred total foreclosed property expenses of $39.4 million, $27.8 million and $18.4 million in 2012, 2011 and 2010, respectively. Realized net losses on dispositions and holding losses on valuations of these properties, a component of total foreclosed property expenses, were $30.2 million, $21.4 million and $14.2 million in 2012, 2011 and 2010, respectively.

(8) PREMISES AND EQUIPMENT

A summary by asset classification at December 31, 2012 and 2011 follows:

	Estimated Useful Life (Years)	2012	2011
		(In thousands)	
Land	N/A	$ 76,611	$ 73,978
Buildings and improvements	10-40	317,824	305,814
Leasehold improvements	10-39	9,759	9,626
Equipment, furniture and fixtures	3-12	280,423	273,449
Construction in progress	N/A	7,363	14,317
Subtotal		691,980	677,184
Accumulated depreciation and amortization		372,524	353,801
Premises and equipment, net		$ 319,456	$ 323,383

(9) GOODWILL AND OTHER INTANGIBLE ASSETS

The following tables present the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2012 and 2011:

	2012		
	Community Banking	Insurance Agencies	Total
		(In thousands)	
Balance as of January 1, 2012	$ 217,618	$ 53,679	$ 271,297
Goodwill recorded during the year	-	3,876	3,876
Balance as of December 31, 2012	$ 217,618	$ 57,555	$ 275,173

	2011		
	Community Banking	Insurance Agencies	Total
		(In thousands)	
Balance as of January 1, 2011	$ 217,618	$ 52,479	$ 270,097
Goodwill recorded during the year	-	1,200	1,200
Balance as of December 31, 2011	$ 217,618	$ 53,679	$ 271,297

The goodwill recorded in the Company's Insurance Agencies reporting segment during 2012 was related to an insurance agency acquired during the third quarter of 2012. The goodwill recorded in this reporting segment during 2011 was related to an earn-out payment associated with an insignificant insurance agency acquired during the first quarter of 2008.

The Company's policy is to assess goodwill for impairment at the reporting segment level on an annual basis or sooner if an event occurs or circumstances change which indicate that the fair value of a reporting segment is below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Accounting standards require management to estimate the fair value of each reporting segment in assessing impairment at least annually. The Company's annual assessment date is during the Company's fourth quarter. The Company's annual goodwill impairment evaluation performed during the fourth quarter of 2012 indicated no impairment of goodwill for its reporting segments as the estimated fair value exceeded its respective carrying value by 23% for the Company's Community Banking reporting segment and by 26% for the Company's Insurance Agencies reporting segment. Therefore, no goodwill impairment was recorded during 2012. The Company's annual goodwill impairment evaluation for 2011 also indicated no impairment of goodwill for its reporting segments. The Company will continue to test reporting segment goodwill for potential impairment on an annual basis in the Company's fourth quarter, or sooner if a goodwill impairment indicator is identified.

In the current economic environment, forecasting cash flows, credit losses and growth in addition to valuing the Company's assets with any degree of assurance is very difficult and subject to significant changes over very short periods of time. Management will continue to update its analysis as circumstances change. As market conditions continue to be volatile and unpredictable, impairment of goodwill related to the Company's reporting segments may be necessary in future periods.

The following tables present information regarding the components of the Company's identifiable intangible assets included in the other assets category on the consolidated balance sheet for the years ended December 31, 2012 and 2011:

	Year ended December 31, 2012		Year ended December 31, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Amortized intangible assets:				
Core deposit intangibles	$ 27,801	$ 21,674	$ 27,801	$ 20,728
Customer relationship intangibles	36,239	26,098	32,749	23,935
Non-solicitation intangibles	525	151	75	38
Total	$ 64,565	$ 47,923	$ 60,625	$ 44,701
Unamortized intangible assets:				
Trade names	$ 688	$ -	$ 688	$ -

	Year ended December 31,	
	2012	2011
	(In thousands)	
Aggregate amortization expense for:		
Core deposit intangibles	$ 946	$ 1,012
Customer relationship intangibles	2,163	2,274
Non-solicitation intangibles	113	38
Total	$ 3,222	$ 3,324

The following table presents information regarding estimated amortization expense of the Company's amortizable identifiable intangible assets for the year ending December 31, 2013, and the succeeding four years:

	Core Deposit Intangibles	Customer Relationship Intangibles	Non-Solicitation Intangibles	Total
	(In thousands)			
Estimated amortization expense:				
For the year ending December 31, 2013	$ 582	$ 2,101	$ 150	$ 2,833
For the year ending December 31, 2014	526	1,820	150	2,496
For the year ending December 31, 2015	487	1,497	75	2,059
For the year ending December 31, 2016	451	1,161	-	1,612
For the year ending December 31, 2017	419	992	-	1,411

(10) TIME DEPOSITS AND SHORT-TERM DEBT

Certificates of deposit and other time deposits of $100,000 or more amounting to $1.2 billion and $1.4 billion were outstanding at December 31, 2012 and 2011, respectively. Total interest expense relating to certificates of deposit and other time deposits of $100,000 or more totaled $20.8 million, $28.7 million and $41.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

For time deposits with a remaining maturity of more than one year at December 31, 2012, the aggregate amount of time deposits maturing in each of the following five years is presented in the following table:

Maturing in	Amount
	(In thousands)
2014	$ 577,392
2015	247,202
2016	120,322
2017	135,827
2018	71
Thereafter	142
Total	$ 1,080,956

The following tables present information relating to short-term debt for the years ended December 31, 2012, 2011 and 2010:

	2012				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
	(Dollars in thousands)				
Federal funds purchased	$ -	- %	$ 1,180	0.32 %	$ -
Securities sold under agreement to repurchase	414,611	0.07	379,871	0.07	423,553
Short-term FHLB advances	-	-	1,053	4.71	1,500
Total	$ 414,611		$ 382,104		$ 425,053

	2011				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
	(Dollars in thousands)				
Securities sold under agreement to repurchase	$ 373,933	0.07 %	$ 435,931	0.10 %	$ 493,157
Short-term FHLB advances	1,500	4.71	1,580	5.72	2,723
Total	$ 375,433		$ 437,511		$ 495,880

	2010				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
	(Dollars in thousands)				
Federal funds purchased	$ -	- %	$ 877	0.11 %	$ -
Securities sold under agreement to repurchase	440,593	0.15	486,621	0.17	514,659
Short-term FHLB advances	2,727	5.72	51,638	1.03	152,738
Total	$ 443,320		$ 539,136		$ 667,397

Federal funds purchased generally mature the day following the date of purchase while securities sold under repurchase agreements generally mature within 30 days from the date of sale. Federal Reserve discount window borrowings generally mature within 90 days following the date of purchase and short-term FHLB borrowings generally mature within 30 days following the date of purchase. At December 31, 2012, the Bank had established non-binding federal funds borrowing lines of credit with other banks aggregating $659.0 million.

(11) LONG-TERM FEDERAL HOME LOAN BANK BORROWINGS

The Bank has entered into a blanket floating lien security agreement with the FHLB of Dallas. Under the terms of this agreement, the Bank is required to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser of 75% of the book value (i.e., unpaid principal balance) of the Bank's eligible mortgage loans pledged as collateral or 35% of the Bank's assets. At December 31, 2012, there were no call features on long-term FHLB borrowings.

At December 31, 2012, the FHLB fixed-term advances were repayable as follows:

Final due date	Interest rate	Amount (In thousands)
2015	4.69%-5.06%	$ 3,500
Thereafter	4.08%	30,000
Total		$ 33,500

(12) JUNIOR SUBORDINATED DEBT SECURITIES

In 2002, the Company issued $128.9 million in 8.15% Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of five million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company.

Pursuant to the merger with Business Holding Corporation on December 31, 2004, the Company assumed the liability for $6.2 million in Junior Subordinated Debt Securities issued to Business Holding Company Trust I, a statutory trust. Business Holding Company Trust I used the proceeds from the issuance of 6,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on April 7, 2034, and are callable at the option of the Company, in whole or in part, on any January 7, April 7, July 7 or October 7. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three month London Interbank Offered Rate ("LIBOR") plus 2.85%.

Pursuant to the merger with American State Bank Corporation on December 1, 2005, the Company assumed the liability for $6.7 million in Junior Subordinated Debt Securities issued to American State Capital Trust I, a statutory trust. American State Capital Trust I used the proceeds from the issuance of 6,500 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on April 7, 2034, and are callable at the option of the Company, in whole or in part, on July 7, October 7, January 7 or April 7. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three month LIBOR plus 2.80%.

Pursuant to the merger with City Bancorp on March 1, 2007, the Company assumed the liability for $8.2 million in Junior Subordinated Debt Securities issued to Signature Bancshares Preferred Trust I, a statutory trust. Signature Bancshares Preferred Trust I used the proceeds from the issuance of 8,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on October 8, 2033, and are callable at the option of the Company, in whole or in part, on any January 8, April 8, July 8 or October 8. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three-month LIBOR plus 3.00%.

Pursuant to the merger with City Bancorp on March 1, 2007, the Company also assumed the liability for $10.3 million in Junior Subordinated Debt Securities issued to City Bancorp Preferred Trust I, a statutory trust. City Bancorp Preferred Trust I used the proceeds from the issuance of 10,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on March 15, 2035, and are callable at the option of the Company, in whole or in part, on any March 15, June 15, September 15, or December 15. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.2%.

(13) INCOME TAXES

Total income taxes for the years ended December 31, 2012, 2011 and 2010 were allocated as follows:

	2012	2011	2010
		(In thousands)	
Income tax expense (benefit)	$ 33,252	$ 4,475	$ (8,705)
Shareholders' equity for other comprehensive income	(3,943)	7,600	(3,763)
Shareholders' equity for stock option plans	32	(7)	(44)
Total	$ 29,341	$ 12,068	$ (12,512)

The components of income tax expense (benefit) attributable to operations were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Current:		(In thousands)	
Federal	$ 34,316	$ 5,643	$ 8,865
State	3,389	5,400	(1,520)
Deferred:			
Federal	(4,964)	(1,626)	(13,848)
State	511	(4,942)	(2,202)
Total	$ 33,252	$ 4,475	$ (8,705)

Income tax expense (benefit) differed from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes resulting from the following:

	2012	2011	2010
		(In thousands)	
Tax expense at statutory rates	$ 41,141	$ 14,715	$ 4,983
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	2,453	266	(2,419)
Tax-exempt interest revenue	(7,789)	(7,881)	(6,605)
Tax-exempt earnings on life insurance	(2,790)	(2,647)	(2,659)
Deductible dividends paid on 401(k) plan	(100)	(331)	(1,972)
Other, net	337	353	(33)
Total	$ 33,252	$ 4,475	$ (8,705)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 were as follows:

	2012	2011
	(In thousands)	
Deferred tax assets:		
Loans, principally due to allowance for credit losses	$ 62,206	$ 73,911
Other real estate owned	13,027	10,429
Mark to market - securities	4,160	4,165
Accrued liabilities, principally due to compensation arrangements and vacation accruals	19,564	10,681
Other	217	312
Investments, principally due to interest income recognition	516	-
State tax credits (net of federal benefit)	428	1,040
Unrecognized pension expense	31,374	26,428
Total gross deferred tax assets	131,492	126,966
Less: valuation allowance	-	-
Deferred tax assets	$ 131,492	$ 126,966
Deferred tax liabilities:		
Lease transactions	$ 34,532	$ 37,509
Employment benefits	22,392	26,991
Premises and equipment, principally due to differences in depreciation	26,824	27,221
Mortgage servicing rights	14,313	11,405
Intangible assets	10,439	10,336
Investments, principally due to interest income recognition	-	147
Deferred loan points	2,650	2,656
Other assets, principally due to expense recognition	767	525
Unrealized net losses on available-for-sale securities	26,066	25,064
Total gross deferred tax liabilities	137,983	141,854
Net deferred tax liabilities	$ (6,491)	$ (14,888)

The Company has a deferred state tax asset of approximately $428,000 resulting from state tax credit carryforwards. These carryforwards expire in 2031 and 2032.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences existing at December 31, 2012.

The following table presents the activity in unrecognized tax benefits for 2012, 2011 and 2010:

	2012	2011	2010
		(In thousands)	
Unrecognized tax benefit, January 1	$ 1,102	$ 355	$ 355
Gross increases - tax positions in prior period	199	873	-
Gross decreases - tax positions in prior period	-	(355)	-
Gross increases - tax positions in current period	270	229	-
Settlements	-	-	-
Lapse of statute of limitations	-	-	-
Unrecognized tax benefit, December 31	$ 1,571	$ 1,102	$ 355

The balance of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $1.6 million, $1.1 million and approximately $355,000 at both December 31, 2012, 2011 and 2010, respectively.

The Company recognizes accrued interest related to unrecognized tax benefits and penalties as a component of other noninterest expense. The Company accrued interest related to the uncertain tax benefits noted above of approximately $329,000, $26,000 and $28,000 during 2012, 2011, and 2010. The company recognized a total liability for interest of approximately $560,000, $231,000 and $191,000, at December 31, 2012, 2011 and 2010, respectively.

Management does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company is subject to taxation in the United States and various states and local jurisdictions. The Company files a consolidated United States federal return. Based on the laws of the applicable state where the Company conducts business operations, the Company and its applicable subsidiaries either file a consolidated, combined or separate return. The tax years that remain open for examination for the Company's major jurisdictions of the United States - Mississippi, Arkansas, Tennessee, Alabama, Louisiana and Missouri - are 2009, 2010 and 2011. With few exceptions, the Company is no longer subject to United States federal, states or local examinations by tax authorities for years before 2009. Currently, there are disputed tax positions taken in previously filed tax returns with certain states, including positions regarding the allocation of income and expenses. The Company continues to evaluate these positions and intends to contest the proposed adjustments made by these tax authorities. The Company does not anticipate that the ultimate resolution of these examinations will result in a material impact on the financial position or results of operations of the Company.

(14) PENSION, OTHER POST RETIREMENT BENEFIT AND PROFIT SHARING PLANS

The Basic Plan is a non-contributory defined benefit pension plan managed by a trustee covering substantially all full-time employees who have at least one year of service and have attained the age of 21. For such employees hired prior to January 1, 2006, benefits are based on years of service and the employee's compensation until January 1, 2017, at which time benefits will be based on a 2.5% cash balance formula. For such employees hired on or after January 1, 2006, benefits accrue based on a cash balance formula, effective January 1, 2012. The Company's funding policy is to contribute to the Basic Plan the amount that meets the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determines to be appropriate. The difference between the plan assets and projected benefit obligation is included in other assets or other liabilities, as appropriate. Actuarial assumptions are evaluated periodically.

The Restoration Plan provides for the payment of retirement benefits to certain participants in the Basic Plan. The Restoration Plan is a non-qualified plan that covers any employee whose benefit under the Basic Plan is limited by the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and any employee who elects to participate in the BancorpSouth, Inc. Deferred Compensation Plan, which reduces the employee's benefit under the Basic Plan. For such employees hired prior to January 1, 2006, benefits are based on years of service and the employee's compensation until January 1, 2017, at which time benefits will be based on a 2.5% cash balance formula. For such employees hired on or after January 1, 2006, benefits accrue based on a cash balance formula, effective January 1, 2012. The Supplemental Plan is a non-qualified defined benefit supplemental retirement plan for certain key employees. Benefits commence when the employee retires and are payable over a period of ten years.

The Company uses a December 31 measurement date for its pension and other benefit plans.

A summary of the three defined benefit retirement plans at and for the years ended December 31, 2012, 2011 and 2010 follows:

	Pension Benefits		
	2012	2011	2010
Change in benefit obligations:		(In thousands)	
Projected benefit obligations at beginning of year	$ 182,362	$ 156,595	$ 134,892
Service cost	9,670	8,107	7,449
Interest cost	8,104	8,327	7,676
Amendments	300	(8,494)	-
Actuarial loss	22,417	22,253	11,457
Benefits paid	(8,232)	(4,197)	(4,879)
Administrative expenses paid	(817)	(229)	-
Projected benefit obligations at end of year	$ 213,804	$ 182,362	$ 156,595
Change in plans' assets:			
Fair value of plans' assets at beginning of year	$ 195,004	$ 197,536	$ 180,217
Actual return on assets	16,631	1,347	21,488
Employer contributions	1,118	547	710
Benefits paid	(8,232)	(4,197)	(4,879)
Administrative expenses paid	(817)	(229)	-
Fair value of plans' assets at end of year	$ 203,704	$ 195,004	$ 197,536
Funded status:			
Projected benefit obligations	$ (213,804)	$ (182,362)	$ (156,595)
Fair value of plans' assets	203,704	195,004	197,536
Unrecognized transition amount	-	-	-
Unrecognized prior service cost	-	-	-
Unrecognized actuarial loss	-	-	-
Net amount recognized	$ (10,100)	$ 12,642	$ 40,941

Amounts recognized in the consolidated balance sheets consisted of:

	Pension Benefits		
	2012	2011	2010
		(In thousands)	
Prepaid benefit cost	$ 94,046	$ 102,307	$ 104,749
Accrued benefit liability	(22,123)	(20,572)	(18,678)
Intangible asset	-	-	-
Accumulated other comprehensive income adjustment	(82,023)	(69,093)	(45,130)
Net amount recognized	$ (10,100)	$ 12,642	$ 40,941

Pre-tax amounts recognized in accumulated other comprehensive income consisted of:

	Year ended December 31,	
	2012	2011
	(In thousands)	
Net transition obligation	$ 37	$ 55
Net prior service benefit	(6,134)	(6,901)
Net actuarial loss	88,120	75,939
Total accumulated other comprehensive income	$ 82,023	$ 69,093

The net transition obligation, net prior service credit and net actuarial loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are approximately $18,000, $768,000 and $6,099,000, respectively.

The components of net periodic benefit cost at December 31, 2012, 2011 and 2010 were as follows:

	Pension Benefits		
	2012	2011	2010
Components of net periodic benefit cost:		(In thousands)	
Service cost	$ 9,670	$ 8,107	$ 7,449
Interest cost	8,104	8,327	7,676
Expected return on assets	(11,263)	(14,864)	(14,032)
Amortization of unrecognized transition amount	18	18	18
Recognized prior service (benefit) cost	(768)	31	341
Recognized net loss	4,868	3,264	2,218
Special termination benefit	300	-	-
Net periodic benefit cost	$ 10,929	$ 4,883	$ 3,670

The weighted-average assumptions used to determine benefit obligations at December 31, 2012 and 2011 were as follows:

	Basic Plan		Restoration Plan		Supplemental Plan	
	2012	2011	2012	2011	2012	2011
Discount rate	4.05%	4.80%	3.65%	4.45%	2.85%	3.85%
Rate of compensation increase*	3.00%	2.00%	3.00%	2.00%	3.00%	2.00%

* 3.00% rate of compensation increase used for 2012 and beyond.

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Basic Plan		
	2012	2011	2010
Discount rate	4.80%	5.50%	6.00%
Rate of compensation increase	3.00%	3.00%	3.00%
Expected rate of return on plan assets	6.00%	8.00%	8.00%
	Restoration Plan		
	2012	2011	2010
Discount rate	4.45%	5.15%	5.85%
Rate of compensation increase	3.00%	3.00%	3.00%
Expected rate of return on plan assets	N/A	N/A	N/A
	Supplemental Plan		
	2012	2011	2010
Discount rate	3.85%	4.50%	5.35%
Rate of compensation increase	3.00%	3.00%	3.00%
Expected rate of return on plan assets	N/A	N/A	N/A

N/A = not applicable

The following table presents information related to the Restoration Plan and Supplemental Plan that had accumulated benefit obligations in excess of plan assets at December 31, 2012 and 2011:

	2012	2011
	(In thousands)	
Projected benefit obligation	$ 32,659	$ 26,712
Accumulated benefit obligation	31,154	25,409
Fair value of assets	-	-

The following table presents information related to the Company's defined benefit pension plans at December 31, 2012 and 2011:

	2012	2011
	(In thousands)	
Accumulated benefit obligation	$ 205,298	$ 172,439

In selecting the expected long-term rate of return on assets used for the Basic Plan, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan. This included considering the trust asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year. The discount rate is the rate used to determine the present value of the Company's future benefit obligations for its pension and other postretirement benefit plans. The discount rate used to discount plan liabilities is determined by matching the timing and duration of expected cash flows of the Company's pension obligations to a yield curve generated from a broad portfolio of high-quality fixed income debt instruments.

The Company's pension plan weighted-average asset allocations at December 31, 2012 and 2011 and the Company's target allocations for 2013, by asset category, were as follows:

	Plan assets at December 31		Target for
Asset category:	2012	2011	2013
Equity securities	32.92%	36.87%	33%
Debt securities	61.19%	58.16%	67%
Cash and equivalents	5.89%	4.97%	0%
Total	100.00%	100.00%	

Equity securities held in the Basic Plan included shares of the Company's common stock with a fair value of $1.2 million (0.58% of total plan assets) and approximately $907,000 (0.46% of total plan assets) at December 31, 2012 and 2011, respectively. An analysis by management is performed annually to determine whether the Company will make a contribution to the Basic Plan.

The following table presents information regarding expected future benefit payments, which reflect expected service, as appropriate:

	Pension Benefits
Expected future benefit payments:	(In thousands)
2013	$ 10,560
2014	11,650
2015	13,238
2016	11,965
2017	12,285
2018-2022	66,277

The following table presents the fair value of each major category of plan assets held in the Basic Plan at December 31, 2012 and 2011:

	Pension Benefits	
	2012	2011
Investments, at fair value:	(In thousands)	
Cash	$ 88	$ -
U.S. agency debt obligations	49,886	70,757
Mutual funds	138,904	112,995
Common stock of BancorpSouth, Inc.	1,196	907
Money market funds	9,356	4,701
Brokered certificates of deposit	3,784	4,965
Total investments, at fair value	203,214	194,325
Accrued interest and dividends	490	679
Fair value of plan assets	$ 203,704	$ 195,004

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs. Quoted market prices, when available, are used to value investments. Pension plan investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported.

The following table sets forth by level, within the FASB ASC 820, Fair Value Measurements and Disclosure ("FASB ASC 820"), fair value hierarchy, the plan investments at fair value as of December 31, 2012 and 2011:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
U.S. agency debt obligations	$ -	$ 49,886	$ -	$ 49,886
Mutual funds	138,904	-	-	138,904
Common stock of BancorpSouth, Inc.	1,196	-	-	1,196
Money market funds	-	9,356	-	9,356
Brokered certificates of deposit	-	3,784	-	3,784
Total	$ 140,100	$ 63,026	$ -	$ 203,126

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
U.S. agency debt obligations	$ -	$ 70,757	$ -	$ 70,757
Mutual funds	112,995	-	-	112,995
Common stock of BancorpSouth, Inc.	907	-	-	907
Money market funds	-	4,701	-	4,701
Brokered certificates of deposit	-	4,965	-	4,965
Total	$ 113,902	$ 80,423	$ -	$ 194,325

There were no transfers between Levels of the fair value hierarchy in 2012 or 2011.

The following investments represented 5% or more of the total plan asset value as of December 31, 2012:

	2012
	(In thousands)
Fidelity Advisor New Insight S Institution	$ 11,947
T. Rowe Price Equity Income Fund	11,151
Dodge & Cox Income Fund	11,339
Pioneer Multi-Asset Ultrashort Inc. Fund	15,129
Fidelity Total Bond	17,120
Vanguard Total Bond Market Index Institutional Fund	18,501

The Company has a defined contribution plan (commonly referred to as a "401(k) Plan"). Pursuant to the 401(k) Plan, employees may contribute a portion of their compensation, as set forth in the 401(k) Plan, subject to the limitations as established by the Code. Employee contributions (up to 5% of defined compensation) are matched dollar-for-dollar by the Company. Employer contributions were $9.2 million, $8.6 million and $8.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Until December 31, 2011, the 401(k) Plan provided that the Company make a profit sharing contribution on behalf of each eligible employee in an amount equal to two percent of each such employee's eligible compensation. Eligible employees were those hired after December 31, 2005 who worked at least 1,000 hours during the plan year and had attained the age of 21. As of December 31, 2011, the 401(k) Plan was amended and the profit sharing contribution was discontinued. Employer profit sharing contributions were $1.3 million for each of the years ended December 31, 2011 and 2010.

(15) FAIR VALUE DISCLOSURES

"Fair value" is defined by FASB ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for the asset or liability that reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company uses the valuation methodologies listed below to measure different financial instruments at fair value. An indication of the level in the fair value hierarchy in which each instrument is generally classified is included. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

Available-for-sale securities. Available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. The Company's available-for-sale securities that are traded on an active exchange, such as the New York Stock Exchange, are classified as Level 1. Available-for-sale securities valued using matrix pricing are classified as Level 2. Available-for-sale securities valued using matrix pricing that has been adjusted to compensate for the present value of expected cash flows, market liquidity, credit quality and volatility are classified as Level 3.

Mortgage servicing rights. The Company records MSRs at fair value on a recurring basis with subsequent remeasurement of MSRs based on change in fair value. An estimate of the fair value of the Company's MSRs is determined by utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand. All of the Company's MSRs are classified as Level 3.

Derivative instruments. The Company's derivative instruments consist of commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual fixed-rate mortgage loans. Fair value of these derivative instruments is measured on a recurring basis using recent observable market prices. The Company also enters into interest rate swaps to meet the financing, interest rate and equity risk management needs of its customers. The fair value of these instruments is either an observable market price or a discounted cash flow valuation using the terms of swap agreements but substituting original interest rates with prevailing interest rates ranging from 1.6% to 4.5%. The Company also considers the associated counterparty credit risk when determining the fair value of these instruments. The Company's interest rate swaps, commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual fixed-rate mortgage loans are classified as Level 3.

Loans held for sale. Loans held for sale are carried at the lower of cost or estimated fair value and are subject to nonrecurring fair value adjustments. Estimated fair value is determined on the basis of existing commitments or the current market value of similar loans. All of the Company's loans held for sale are classified as Level 2.

Impaired loans. Loans considered impaired under FASB ASC 310 are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are subject to nonrecurring fair value adjustments to reflect (1) partial write-downs that are based on the observable market price or current appraised value of the collateral, or (2) the full charge-off of the loan carrying value. All of the Company's impaired loans are classified as Level 3.

Other real estate owned. Other real estate owned ("OREO") is carried at the lower of cost or estimated fair value, less estimated selling costs and is subjected to nonrecurring fair value adjustments. Estimated fair value is determined on the basis of independent appraisals and other relevant factors less an average of 7%. All of the Company's OREO is classified as Level 3.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following tables present the balances of the assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Available-for-sale securities:				
U.S. Government agencies	$ -	$ 1,401,996	$ -	$ 1,401,996
Government agency issued residential mortgage-back securities	-	366,875	-	366,875
Government agency issued commercial mortgage-back securities	-	91,445	-	91,445
Obligations of states and political subdivisions	-	565,873	-	565,873
Collateralized debt obligations	-	-	-	-
Other	744	7,099	-	7,843
Mortgage servicing rights	-	-	37,882	37,882
Derivative instruments	-	-	55,684	55,684
Total	$ 744	$ 2,433,288	$ 93,566	$ 2,527,598
Liabilities:				
Derivative instruments	$ -	$ -	$ 52,773	$ 52,773

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Available-for-sale securities:				
U.S. Government agencies	$ -	$ 1,501,243	$ -	$ 1,501,243
Government agency issued residential mortgage-back securities	-	404,610	-	404,610
Government agency issued commercial mortgage-back securities	-	34,599	-	34,599
Obligations of states and political subdivisions	-	563,520	-	563,520
Collateralized debt obligations	-	-	-	-
Other	561	8,985	-	9,546
Mortgage servicing rights	-	-	30,174	30,174
Derivative instruments	-	-	55,749	55,749
Total	$ 561	$ 2,512,957	$ 85,923	$ 2,599,441
Liabilities:				
Derivative instruments	$ -	$ -	$ 55,407	$ 55,407

The following tables present the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2012 and 2011:

	Mortgage Servicing Rights	Derivative Instruments	Available-for-sale Securities
		(In thousands)	
Balance at December 31, 2011	$ 30,174	$ 342	$ -
Total net gains for the year included in:			
Net income	7,708	2,569	-
Other comprehensive income	-	-	-
Purchases, sales, issuances and settlements, net	-	-	-
Transfers in and/or out of Level 3	-	-	-
Balance at December 31, 2012	$ 37,882	$ 2,911	$ -
Net unrealized (losses) gains included in net income for the year relating to assets and liabilities held at December 31, 2012	$ (3,163)	$ 2,569	$ -

	Mortgage Servicing Rights	Derivative Instruments	Available-for-sale Securities
		(In thousands)	
Balance at December 31, 2010	$ 38,642	$ 2,685	$ -
Total net losses for the year included in:			
Net loss	(8,468)	(2,343)	-
Other comprehensive income	-	-	-
Purchases, sales, issuances and settlements, net	-	-	-
Transfers in and/or out of Level 3	-	-	-
Balance at December 31, 2011	$ 30,174	$ 342	$ -
Net unrealized losses included in net income for the year relating to assets and liabilities held at December 31, 2011	$ (13,966)	$ (2,343)	$ -

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The following tables present the balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2012 and 2011:

	December 31, 2012				
	Level 1	Level 2	Level 3	Total	Total Gains (Losses)
Assets:			(In thousands)		
Loans held for sale	$ -	$ 129,138	$ -	$ 129,138	$ -
Impaired loans	-	-	156,728	156,728	(10,541)
Other real estate owned	-	-	103,248	103,248	(31,055)

	December 31, 2011				
	Level 1	Level 2	Level 3	Total	Total Gains (Losses)
Assets:			(In thousands)		
Loans held for sale	$ -	$ 83,458	$ -	$ 83,458	$ -
Impaired loans	-	-	234,923	234,923	(39,708)
Other real estate owned	-	-	173,805	173,805	(21,641)

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments ("FASB ASC 825"), requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions that are used by the Company in estimating fair values of financial instruments and that are not disclosed above in this Note 15 are set forth below.

Loans and Leases. Fair values are estimated for portfolios of loans and leases with similar financial characteristics. The fair value of loans and leases is calculated by discounting scheduled cash flows through the estimated maturity using rates the Company would currently offer customers based on the credit and interest rate risk inherent in the loan or lease. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market and borrower information. Estimated maturity represents the expected average cash flow period, which in some instances is different than the stated maturity. This entrance price approach results in a calculated fair value that would be different than an exit or estimated actual sales price approach and such differences could be significant. All of the Company's loans and leases are classified as Level 3.

Deposit Liabilities. Under FASB ASC 825, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, interest bearing demand deposits and savings, is equal to the amount payable on demand as of the reporting date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the prevailing rates offered for deposits of similar maturities. The Company's noninterest bearing demand deposits, interest bearing demand deposits and savings are classified as Level 1. Certificates of deposit are classified as Level 2.

Debt. The carrying amounts for federal funds purchased and repurchase agreements approximate fair value because of their short-term maturity. The fair value of the Company's fixed-term FHLB advances is based on the discounted value of contractual cash flows. The discount rate is estimated using the prevailing rates available for advances of similar maturities. The fair value of the Company's junior subordinated debt is based on market prices or dealer quotes. The Company's federal funds purchased, repurchase agreements and junior subordinated debt are classified as Level 1. FHLB advances are classified as Level 2.

Lending Commitments. The Company's lending commitments are negotiated at prevailing market rates and are relatively short-term in nature. As a matter of policy, the Company generally makes commitments for fixed-rate loans for relatively short periods of time. Therefore, the estimated value of the Company's lending commitments approximates the carrying amount and is immaterial to the financial statements. The Company's lending commitments are classified as Level 1. See Note 24, Commitments and Contingent Liabilities, for additional information regarding lending commitments.

The following table presents carrying and fair value information of financial instruments at December 31, 2012 and 2011:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Assets:				
Cash and due from banks	$ 223,814	$ 223,814	$ 195,681	$ 195,681
Interest bearing deposits with other banks	979,800	979,800	303,663	303,663
Available-for-sale and trading securities	2,434,032	2,434,032	2,513,518	2,513,518
Net loans and leases	8,472,523	8,546,810	8,675,193	8,730,819
Loans held for sale	129,138	129,230	83,458	83,503
Liabilities:				
Noninterest bearing deposits	2,545,169	2,545,169	2,269,799	2,269,799
Savings and interest bearing deposits	5,945,281	5,945,281	5,698,527	5,698,527
Other time deposits	2,597,696	2,634,099	2,986,863	3,029,147
Federal funds purchased and securities sold under agreement to repurchase and other short-term borrowings	414,611	414,399	375,433	375,285
Long-term debt and other borrowings	193,867	205,072	193,880	200,166
Derivative instruments:				
Forward commitments to sell fixed rate mortgage loans	(536)	(536)	(1,057)	(1,057)
Commitments to fund fixed rate mortgage loans	4,081	4,081	2,140	2,140
Interest rate swap position to receive	51,517	51,517	53,608	53,608
Interest rate swap position to pay	(52,154)	(52,154)	(54,349)	(54,349)

(16) STOCK INCENTIVE AND STOCK OPTION PLANS

Key employees and directors of the Company and its subsidiaries have been granted stock options under the Company's Long-Term Equity Incentive Plan, 1995 Non-Qualified Stock Option Plan for Non-Employees (the "1995 Plan") and 1998 Stock Option Plan (collectively, the "Plans"). Further, restricted stock and restricted stock units may be awarded under the 1995 Plan, and restricted stock, restricted stock units and performance shares may be awarded under the Long-Term Equity Incentive Plan. All options granted pursuant to these plans have an exercise price equal to the market value on the date of the grant and are exercisable over periods of one to ten years. Upon the exercise of stock options, new shares are issued by the Company.

The Company's Directors' Fee Unfunded Plan provides that a minimum of 50% of the compensation payable to each director is paid in the form of the Company's common stock. This plan is registered under the Company's dividend reinvestment plan and the shares are purchased through the Company's dividend reinvestment plan which purchases shares in the open market.

FASB ASC 718 requires that compensation expense be measured using estimates of fair value of all stock-based awards. Compensation expense arising from stock options that has been charged against income for the Plans was $1.9 million, $2.1 million and $2.1 million for 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $1.4 million of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a three-year period.

In January 2012, the Company granted stock options to purchase 338,681 shares of the Company's common stock to its employees under the Long-Term Equity Incentive Plan. These stock options have a contractual life of seven years and vest over a one, two or three-year service period. No stock options were granted during 2011. The following tables present the stock option activity under the Plans as of December 31, 2012 and 2011 and changes during the years then ended:

	2012			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Options				
Outstanding at January 1, 2012	2,714,023	$ 21.72		
Granted	338,681	11.93		
Exercised	(6,333)	12.94		
Cancelled or forfeited	(174,183)	22.04		
Expired	(107,334)	20.03		
Outstanding at December 31, 2012	2,764,854	$ 20.58	3.1	$ 1,374
Exercisable at December 31, 2012	2,306,860	$ 22.23	2.6	$ 1,332

	2011			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Options				
Outstanding at January 1, 2011	2,946,307	$ 21.41		
Exercised	(2,225)	9.40		
Cancelled or forfeited	(76,659)	22.86		
Expired	(153,400)	15.39		
Outstanding at December 31, 2011	2,714,023	$ 21.72	3.6	$ 2
Exercisable at December 31, 2011	2,330,234	$ 22.63	3.3	$ 2

The following table presents the status of the Company's nonvested options as of December 31, 2012 and changes during the year then ended:

	Shares	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value
Nonvested Options			
Outstanding at January 1, 2012	383,789	$ 16.20	$ 4.87
Granted	338,681	11.93	4.16
Vested	(253,085)	17.60	5.29
Forfeited or cancelled	(11,391)	14.99	4.72
Outstanding at December 31, 2012	457,994	$ 12.30	$ 4.11

The Company uses historical data to estimate stock option exercise and employee departure behavior used in the Black-Scholes-Merton option valuation model. Groups of participants (executive, non-executives and directors) are considered separately for valuation purposes. The expected term of stock options granted is derived from analysis of all historical data on stock option activity and represents the period of time that stock options granted are expected to be outstanding; the range given below results from certain groups of participants exhibiting different post-vesting behaviors. The risk-free rate for periods within the contractual term of the stock option is based on the U. S. Treasury yield curve in effect at the time of grant. The expected volatility is estimated based on the Company's historical experience. The following table provides the range of assumptions used for stock options granted during the years ended December 31, 2012 and 2010:

	2012	2010
Expected volatility	49.9%	45.2%
Weighted-average volatility	49.9%	45.2%
Expected dividends	2.50%	3.75%
Expected term (in years)	4.8-4.9	4.8 - 6.0
Risk-free rate	0.81%	1.64%

The weighted-average grant-date fair value of stock options granted during the years 2012 and 2010 was $4.16 and $4.00, respectively. The intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was approximately $9,000, $6,000 and $143,000, respectively.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding			Options exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Avg Remaining Life (years)	Weighted-Avg Exercise Price	Number Exercisable	Weighted-Avg Exercise Price
$9.97 to $13.25	719,287	5.4	$ 12.63	261,293	$ 13.21
$17.10 to $22.97	725,517	2.7	22.31	725,517	22.31
$23.19 to $24.03	726,200	1.9	23.52	726,200	23.52
$24.27 to $25.31	593,850	2.2	24.52	593,850	24.52
$9.97 to $25.31	2,764,854	3.1	$ 20.58	2,306,860	$ 22.23

The Long-Term Equity Incentive plan allows for the issuance of performance shares. Performance shares entitle the recipient to receive shares of the Company's common stock upon the achievement of performance goals that are specified in the award over a specified performance period. The recipient of performance shares is not treated as a shareholder of the Company and is not entitled to vote or receive dividends until the performance conditions stated in the award are satisfied and the shares of stock are actually issued to the recipient. In January 2009, the Company granted 101,225 performance shares to employees for the two-year performance period from January 1, 2009 through December 31, 2010. In January 2010, the Company granted 125,395 performance shares to employees for the two-year performance period from January 1, 2010 through December 31, 2011. In March 2011, the Company granted 125,410 performance shares to employees for the two-year performance period from January 1, 2011 through December 31, 2012. In January 2012, the Company granted 103,055 performance shares to employees for the two-year performance period from January 1, 2012 through December 31, 2013. All of these performance shares vest over a three-year period and are valued at the fair value of the Company's stock at the grant date based upon the estimated number of shares expected to vest. Compensation expense of approximately $461,000 was recognized in 2009 related to the 2009 grant of performance shares. This amount was reversed in 2010 and no additional expense was recorded in 2010, as the Company failed to meet the performance threshold for the 2009-2010 performance period. No expense was recorded in 2010 or 2011 related to the 2010 grant, as the Company failed to meet the performance threshold for the 2010-2011 performance period. Compensation expense of approximately $659,000 and $147,000 was recognized in 2012 and 2011, respectively, related to the 2011 grant of performance shares. Compensation expense of approximately $731,000 was recognized in 2012 related to the 2012 grant of performance shares.

In May 2009, the Company awarded 5,000 restricted stock units covering 5,000 shares of Company common stock to its directors with the shares of stock covered by this award issued to the directors in May 2010. In May 2010, the Company awarded 5,000 restricted stock units covering 5,000 shares of Company common stock to its directors and the shares of stock covered by this award were issued to the directors in May 2011. No restricted stock units were awarded during 2011. In May 2012, the Company awarded 7,500 restricted stock units covering

7,500 shares of Company common stock to its directors with the shares of stock covered by this award to be issued to the directors in May 2013. Compensation expense of approximately $67,000, $37,000 and $112,000 was recognized in 2012, 2011 and 2010, respectively, related to the restricted stock units issued to the Company's directors.

In June 2012, pursuant to the Long-Term Equity Incentive Plan, the Company awarded 60,000 restricted stock units covering 60,000 shares of Company common stock to senior executives with the shares of stock covered by this award to be issued to the senior executives equally beginning in June 2013 over a five-year period. Compensation expense of approximately $199,000 was recognized in 2012 related to the restricted stock units issued to the Company's senior executives.

(17) EARNINGS PER SHARE AND DIVIDEND DATA

The computation of basic earnings per share is based on the weighted average number of common shares outstanding. The computation of diluted earnings per share is based on the weighted average number of shares of common stock outstanding plus the shares resulting from the assumed exercise or vesting of all outstanding share-based awards using the treasury stock method. Weighted-average antidilutive stock options to purchase 2.9 million, 2.8 million and 2.2 million shares of Company common stock with a weighted average exercise price of $20.64, $21.75 and $23.46 per share for 2012, 2011 and 2010, respectively, were excluded from diluted shares. Antidilutive other equity awards covering approximately 36,000 shares of Company common stock for 2011 were also excluded from diluted shares. There were no antidilutive other equity awards for 2012 and 2010. The following tables provide a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2012, 2011 and 2010:

	2012		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Basic EPS:			
Income available to common shareholders	$ 84,295	93,774	$ 0.90
Effect of dilutive stock options	-	90	
Diluted EPS:			
Income available to common shareholders plus assumed exercise	$ 84,295	93,864	$ 0.90

	2011		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Basic EPS:			
Income available to common shareholders	$ 37,569	83,486	$ 0.45
Effect of dilutive stock options	-	23	
Diluted EPS:			
Income available to common shareholders plus assumed exercise	$ 37,569	83,509	$ 0.45

	2010		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:	(In thousands, except per share amounts)		
Income available to common shareholders	$ 22,942	83,425	$ 0.28
Effect of dilutive stock options	-	90	
Diluted EPS:			
Income available to common shareholders plus assumed exercise	$ 22,942	83,515	$ 0.27

Dividends to shareholders are paid from dividends paid to the Company by the Bank which are subject to approval by the applicable state regulatory authority.

(18) OTHER COMPREHENSIVE INCOME

The following tables present the components of other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2012, 2011 and 2010:

	2012		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
	(In thousands)		
Unrealized gains on available-for-sale securities:			
Unrealized gains (losses) arising during holding period	$ 3,043	$ (1,171)	$ 1,872
Reclassification adjustment for net (gains) losses realized in net income	(442)	169	(273)
Change in pension funding status	(12,930)	4,946	(7,984)
Other comprehensive loss	$ (10,329)	$ 3,944	$ (6,385)

	2011		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
	(In thousands)		
Unrealized gains on available-for-sale securities:			
Unrealized gains (losses) arising during holding period	$ 55,882	$ (21,405)	$ 34,477
Reclassification adjustment for net (gains) losses realized in net income	(12,127)	4,639	(7,488)
Change in pension funding status	(23,963)	9,166	(14,797)
Other comprehensive income	$ 19,792	$ (7,600)	$ 12,192

	2010		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
		(In thousands)	
Unrealized gains on available-for-sale securities:			
Unrealized (losses) gains arising during holding period	$ (8,854)	$ 3,399	$ (5,455)
Reclassification adjustment for net losses (gains) realized in net income	470	(180)	290
Change in pension funding status	(1,423)	544	(879)
Other comprehensive loss	$ (9,807)	$ 3,763	$ (6,044)

(19) RELATED PARTY TRANSACTIONS

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company and their affiliates. In management's opinion, these transactions with directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present any other unfavorable features. A summary of such outstanding loans is as follows:

	Amount
	(In thousands)
Loans outstanding at December 31, 2011	$ 19,181
New loans	24,373
Repayments	(34,158)
Changes in directors and executive officers	18,286
Loans outstanding at December 31, 2012	$ 27,682

(20) MORTGAGE SERVICING RIGHTS

MSRs, which are recognized as a separate asset on the date the corresponding mortgage loan is sold, are recorded at fair value as determined at each accounting period end. An estimate of the fair value of the Company's MSRs is determined utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand. Data and assumptions used in the fair value calculation related to MSRs for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
		(Dollars in thousands)	
Unpaid principal balance	$5,058,912	$4,293,552	$3,870,872
Weighted-average prepayment speed (CPR)	17.1	22.7	15.6
Discount rate (annual percentage)	10.8	10.3	10.3
Weighted-average coupon interest rate (percentage)	4.4	4.9	5.2
Weighted-average remaining maturity (months)	307.0	311.0	315.0
Weighted-average servicing fee (basis points)	27.1	28.0	28.4

Because the valuation is determined by using discounted cash flow models, the primary risk inherent in valuing the MSRs is the impact of fluctuating interest rates on the estimated life of the servicing revenue stream. The use of different estimates or assumptions could also produce different fair values. The Company does not hedge the change in fair value of MSRs and, therefore, the Company is susceptible to significant fluctuations in the fair value of its MSRs in changing interest rate environments.

The Company has one class of mortgage servicing asset comprised of closed end loans for one-to-four family residences, secured by first liens. The following table presents the activity in this class for the years indicated:

	2012	2011
	(In thousands)	
Fair value at beginning of year	$ 30,174	$ 38,642
Additions:		
Origination of servicing assets	18,531	11,692
Changes in fair value:		
Due to payoffs/paydowns	(7,649)	(6,180)
Due to change in valuation inputs or assumptions used in the valuation model	(3,163)	(13,966)
Other changes in fair value	(11)	(14)
Fair value at end of year	$ 37,882	$ 30,174

All of the changes to the fair value of the MSRs are recorded as part of mortgage lending noninterest revenue on the income statement. As part of mortgage lending noninterest revenue, the Company recorded contractual servicing fees of $13.0 million, $11.6 million and $10.5 million and late and other ancillary fees of $1.4 million, $1.3 million and $1.4 million in 2012, 2011, and 2010, respectively.

(21) REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors. Quantitative measures established by the Board of Governors of the Federal Reserve to ensure capital adequacy require the Company to maintain minimum capital amounts and ratios (risk-based capital ratios). All banking companies are required to have core capital ("Tier 1") of at least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets and a minimum Tier 1 leverage ratio of 4% of adjusted average assets. The regulations also define well capitalized levels of Tier 1, total capital and Tier 1 leverage as 6%, 10% and 5%, respectively. The Company and the Bank had Tier 1, total capital and Tier 1 leverage above the well capitalized levels at December 31, 2012 and 2011, respectively, as set forth in the following table:

	2012		2011	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Tier 1 capital (to risk-weighted assets)				
BancorpSouth, Inc.	$ 1,316,905	13.77%	$ 1,129,746	11.77%
BancorpSouth Bank	1,191,567	12.48	1,099,369	11.46
Total capital (to risk-weighted assets)				
BancorpSouth, Inc.	1,437,320	15.03	1,250,801	13.03
BancorpSouth Bank	1,311,840	13.74	1,220,424	12.73
Tier 1 leverage capital (to average assets)				
BancorpSouth, Inc.	1,316,905	10.25	1,129,746	8.85
BancorpSouth Bank	1,191,567	9.34	1,099,369	8.67

(22) SEGMENTS

The Company is a financial holding company with subsidiaries engaged in the business of banking and activities closely related to banking. The Company determines reportable segments based upon the services offered, the significance of those services to the Company's financial condition and operating results and management's regular review of the operating results of those services. The Company's primary segment is Community Banking, which includes providing a full range of deposit products, commercial loans and consumer loans. The Company has also designated two additional reportable segments - Insurance Agencies and General Corporate and Other. The Company's insurance agencies serve as agents in the sale of commercial lines of insurance and full lines of property and casualty, life, health and employee benefits products and services. The General Corporate and Other operating segment includes mortgage lending, trust services, credit card activities, investment services and other activities not allocated to the Community Banking or Insurance Agencies operating segments. The increased net income of the Community Banking operating segment in 2012 compared to 2011 and in 2011 compared to 2010 was primarily related to the corresponding decrease in the provision for credit losses.

Results of operations and selected financial information by operating segment for the years ended December 31, 2012, 2011 and 2010 were as follows:

2012	Community Banking	Insurance Agencies	General Corporate and Other	Total
		(In thousands)		
Results of Operations				
Net interest revenue	$ 389,466	$ 270	$ 24,855	$ 414,591
Provision for credit losses	25,482	-	2,518	28,000
Net interest income after provision for credit losses	363,984	270	22,337	386,591
Noninterest revenue	113,613	90,045	76,491	280,149
Noninterest expense	351,378	78,799	119,016	549,193
Income (loss) before income taxes	126,219	11,516	(20,188)	117,547
Income tax expense (benefit)	39,777	4,682	(11,207)	33,252
Net income (loss)	$ 86,442	$ 6,834	$ (8,981)	$ 84,295
Selected Financial Information				
Total assets	$ 10,232,036	$ 173,832	$ 2,991,330	$ 13,397,198
Depreciation and amortization	23,773	3,616	3,553	30,942

2011	Community Banking	Insurance Agencies	General Corporate and Other	Total
		(In thousands)		
Results of Operations				
Net interest revenue	$ 407,648	$ 329	$ 26,936	$ 434,913
Provision for credit losses	127,794	-	2,287	130,081
Net interest income after provision for credit losses	279,854	329	24,649	304,832
Noninterest revenue	126,807	86,955	57,083	270,845
Noninterest expense	338,125	73,793	121,715	533,633
Income (loss) before income taxes	68,536	13,491	(39,983)	42,044
Income tax expense (benefit)	40,454	5,423	(41,402)	4,475
Net income	$ 28,082	$ 8,068	$ 1,419	$ 37,569
Selected Financial Information				
Total assets	$ 10,169,986	$ 163,995	$ 2,661,870	$ 12,995,851
Depreciation and amortization	24,167	3,826	4,221	32,214

2010	Community Banking	Insurance Agencies	General Corporate and Other	Total
		(In thousands)		
Results of Operations				
Net interest revenue	$ 411,936	$ 561	$ 28,645	$ 441,142
Provision for credit losses	197,539	-	6,477	204,016
Net interest income after provision for credit losses	214,397	561	22,168	237,126
Noninterest revenue	114,736	82,327	67,081	264,144
Noninterest expense	308,299	70,830	107,904	487,033
Income (loss) before income taxes	20,834	12,058	(18,655)	14,237
Income tax expense (benefit)	2,914	4,786	(16,405)	(8,705)
Net income (loss)	$ 17,920	$ 7,272	$ (2,250)	$ 22,942
Selected Financial Information				
Total assets	$ 10,854,511	$ 158,919	$ 2,601,580	$ 13,615,010
Depreciation and amortization	24,910	4,230	4,532	33,672

(23) DERIVATIVE INSTRUMENTS

The derivative instruments held by the Company include commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual, fixed-rate mortgage loans. The Company's objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans. Both the commitments to fund fixed-rate mortgage loans and the forward commitments to sell individual fixed-rate mortgage loans are reported at fair value, with adjustments being recorded in current period earnings, and are not accounted for as hedges. At December 31, 2012, the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $231.2 million, with a carrying value and fair value reflecting a loss of approximately $536,000. At December 31, 2011, the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $107.0 million, with a carrying value and fair value reflecting a loss of $1.1 million. At December 31, 2012, the notional amount of commitments to fund individual fixed-rate mortgage loans was $198.3 million, with a carrying value and fair value reflecting a gain of $4.1 million. At December 31, 2011, the notional amount of commitments to fund individual fixed-rate mortgage loans was $104.2 million, with a carrying value and fair value reflecting a gain of $2.1 million.

The Company also enters into derivative financial instruments in the form of interest rate swaps to meet the financing, interest rate and equity risk management needs of its customers. Upon entering into these interest rate swaps to meet customer needs, the Company enters into offsetting positions to minimize interest rate and equity risk to the Company. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings. These instruments and their offsetting positions are recorded in other assets and other liabilities on the consolidated balance sheets. As of December 31, 2012, the notional amount of customer related derivative financial instruments was $496.2 million, with an average maturity of 59.9 months, an average interest receive rate of 2.5% and an average interest pay rate of 5.7%. As of December 31, 2011, the notional amount of customer related derivative financial instruments was $493.3 million, with an average maturity of 62.3 months, an average interest receive rate of 2.6% and an average interest pay rate of 5.9%.

(24) COMMITMENTS AND CONTINGENT LIABILITIES

Leases

Rent expense was $7.2 million for 2012, $7.1 million for 2011 and $6.9 million for 2010. Future minimum lease payments for the following five years for all non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2012:

	Amount (In thousands)
2013	$ 5,072
2014	2,918
2015	2,184
2016	1,597
2017	1,215
Thereafter	4,377
Total future minimum lease payments	$ 17,363

Mortgage Loans Serviced for Others

The Company services mortgage loans for others that are not included as assets in the Company's accompanying consolidated financial statements. Included in the $5.1 billion of loans serviced for investors at December 31, 2012 was $2.5 million of primary recourse servicing pursuant to which the Company is responsible for any losses incurred in the event of nonperformance by the mortgagor. The Company's exposure to credit loss in the event of such nonperformance is the unpaid principal balance at the time of default. This exposure is limited by the underlying collateral, which consists of single family residences and either federal or private mortgage insurance.

Lending Commitments

In the normal course of business, there are outstanding various commitments and other arrangements for credit which are not reflected in the consolidated balance sheets. As of December 31, 2012, these included $130.9 million for letters of credit and $2.0 billion for interim mortgage financing, construction credit, credit card and revolving line of credit arrangements. The Company did not realize significant credit losses from these commitments and arrangements during the years ended December 31, 2012, 2011 and 2010.

Litigation

The nature of the Company's business ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative investigations and proceedings. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, and endeavored to provide reasonable insurance coverage, litigation and regulatory actions present an ongoing risk.

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions and potential transactions with numerous customers or applicants. From time to time, borrowers, customers, former employees and other third parties have brought actions against the Company or its subsidiaries, in some cases claiming substantial damages. Financial services companies are subject to the risk of class action litigation and, from time to time, the Company and its subsidiaries are subject to such actions brought against it. Additionally, the Bank is, and management expects it to be, engaged in a number of foreclosure proceedings and other collection actions as part of its lending and leasing collections activities, which, from time to time, have resulted in counterclaims against the Bank. Various legal proceedings have arisen and may arise in the future out of claims against entities to which the Company is a successor as a result of business combinations. The Company's insurance has deductibles, and will likely not cover all such litigation or other proceedings or the costs of defense. The Company and its subsidiaries may also be subject to enforcement actions by federal or state regulators, including the Securities and Exchange Commission, the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau, the Department of Justice, state attorneys general and the Mississippi Department of Banking and Consumer Finance.

When and as the Company determines it has meritorious defenses to the claims asserted, it vigorously defends against such claims. The Company will consider settlement of claims when, in management's judgment and in consultation with counsel, it is in the best interests of the Company to do so.

The Company cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against it, its directors, management or employees, including remedies or damage awards. On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings as well as certain threatened claims (which are not considered incidental to the ordinary conduct of the Company's business) utilizing the latest and most reliable information available. For matters where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established. For matters where it is probable the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the loss. Once established, the accrual is adjusted periodically to reflect any relevant developments. The actual cost of any outstanding legal proceedings or threatened claims, however, may turn out to be substantially higher than the amount accrued. Further, the Company's insurance will not cover all such litigation, other proceedings or claims, or the costs of defense.

While the final outcome of any legal proceedings is inherently uncertain, based on the information available, advice of counsel and available insurance coverage, management believes that the litigation-related expense accrued as of December 31, 2012 is adequate and that any incremental liability arising from the Company's legal proceedings and threatened claims, including the matters described herein and those otherwise arising in the ordinary course of business, will not have a material adverse effect on the Company's business or consolidated financial condition. It is possible, however, that future developments could result in an unfavorable outcome for or resolution of any one or more of the lawsuits in which the Company or its subsidiaries are defendants, which may be material to the Company's results of operations for a given fiscal period.

On August 16, 2011, a shareholder filed a putative derivative action purportedly on behalf of the Company in the Circuit Court of Lee County, Mississippi, against certain current and past executive officers and the members of the Board of Directors of the Company. The plaintiff in this shareholder derivative lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the now settled securities class action lawsuit described in Item 3 Legal Proceedings above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company's business, consolidated financial position or results of operations.

In November 2010, the Company was informed that the Atlanta Regional Office of the SEC had issued an Order of Investigation concerning the Company. This investigation is ongoing and is primarily focused on the Company's recording and reporting of its unaudited financial statements, including the allowance and provision for credit losses, its internal control over financial reporting and its communications with the independent auditors prior to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009. In connection with its investigation, the SEC issued subpoenas for documents and testimony, with which the Company has fully complied. The Company is cooperating fully with the SEC. No claims have been made by the SEC against the Company or against any individuals affiliated with the Company. At this time, it is not possible to predict when or how the investigation will be resolved or the cost or potential liabilities associated with this matter.

On May 18, 2010, the Bank was named as a defendant in a purported class action lawsuit filed by an Arkansas customer of the Bank in the U.S. District Court for the Northern District of Florida. The suit challenges the manner in which overdraft fees were charged and the policies related to posting order of debit card and ATM transactions. The suit also makes a claim under Arkansas' consumer protection statute. The plaintiff is seeking to recover damages in an unspecified amount and equitable relief. The case was transferred to pending multi-district litigation in the U.S. District Court for the Southern District of Florida. On May 4, 2012, the judge presiding over the multi-district litigation entered an order certifying a class in this case. The Bank has filed a petition for leave to appeal the class certification order, which, if granted, would provide the Bank with an immediate right to appeal the class certification order. At this stage of the lawsuit, management of the Company cannot determine the probability of an unfavorable outcome to the Company. There are significant uncertainties involved in any purported class action litigation. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company's business, consolidated financial position or results of operations. However, there can be no assurance that an adverse outcome or settlement would not have a material adverse effect on the Company's consolidated results of operations for a given fiscal period.

(25) CONDENSED PARENT COMPANY INFORMATION

The following condensed financial information reflects the accounts and transactions of the Company (excluding its subsidiaries) at the dates and for the years indicated:

Condensed Balance Sheets	December 31, 2012	December 31, 2011
	(In thousands)	
Assets:		
Cash on deposit with subsidiary bank	$ 114,394	$ 17,100
Investment in subsidiaries	1,484,097	1,392,966
Other assets	13,398	15,173
Total assets	$ 1,611,889	$ 1,425,239
Liabilities and shareholders' equity:		
Total liabilities	$ 162,837	$ 162,327
Shareholders' equity	1,449,052	1,262,912
Total liabilities and shareholders' equity	$ 1,611,889	$ 1,425,239

Condensed Statements of Income	Year Ended December 31, 2012	2011	2010
		(In thousands)	
Dividends from subsidiaries	$ -	$ 23,000	$ 89,500
Other operating income	1,253	268	837
Total income	1,253	23,268	90,337
Operating expenses	16,931	17,358	16,807
Income (loss) before tax benefit and equity in undistributed earnings	(15,678)	5,910	73,530
Income tax benefit	5,732	6,050	6,102
Income (loss) before equity in undistributed earnings of subsidiaries	(9,946)	11,960	79,632
Equity in undistributed (distributed) earnings of subsidiaries	94,241	25,609	(56,690)
Net income	$ 84,295	$ 37,569	$ 22,942

Condensed Statements of Cash Flows	Year Ended December 31, 2012	2011	2010
		(In thousands)	
Operating activities:			
Net income	$ 84,295	$ 37,569	$ 22,942
Adjustments to reconcile net income to net cash provided by operating activities	(95,231)	(30,348)	58,486
Net cash (used in) provided by operating activities	(10,936)	7,221	81,428
Investing activities:			
Net cash paid for acquisitions	-	-	-
Net cash used in investing activities	-	-	-
Financing activities:			
Cash dividends	(3,778)	(11,689)	(73,458)
Common stock transactions, net	112,008	2,596	464
Net cash provided by (used in) financing activities	108,230	(9,093)	(72,994)
Increase (decrease) in cash and cash equivalents	97,294	(1,872)	8,434
Cash and cash equivalents at beginning of year	17,100	18,972	10,538
Cash and cash equivalents at end of year	$ 114,394	$ 17,100	$ 18,972

(26) OTHER NONINTEREST INCOME AND EXPENSE

The following table details other noninterest income for the three years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(In thousands)	
Annuity fees	$ 2,243	$ 3,323	$ 2,474
Brokerage commissions and fees	6,714	5,918	5,512
Bank-owned life insurance	8,074	7,662	7,737
Other miscellaneous income	15,124	16,599	14,433
Total other noninterest income	$ 32,155	$ 33,502	$ 30,156

The following table details other noninterest expense for the three years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(In thousands)	
Advertising	$ 4,869	$ 5,098	$ 5,354
Foreclosed property expense	39,406	27,796	18,355
Telecommunications	8,515	8,386	9,466
Public relations	5,434	5,727	6,088
Data processing	10,234	9,677	6,068
Computer software	7,476	7,502	7,334
Amortization of intangibles	3,222	3,324	3,909
Legal fees	9,334	9,170	6,102
Postage and shipping	4,465	4,812	5,044
Other miscellaneous expense	72,147	74,098	62,760
Total other noninterest expense	$ 165,102	$ 155,590	$ 130,480

(27) SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the date of this filing. Management does not believe there are any material subsequent events which would require further disclosure.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in the Company's independent accountants and auditors for the two most recent fiscal years.

ITEM 9A. CONTROLS AND PROCEDURES.

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

The Company, with the participation of its management, including the Company's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) as of the end of the period covered by this Report.

Based upon that evaluation and as of the end of the period covered by this Report, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed in its reports that the Company files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

Pursuant to Section 404 of the Sarbanes-Oxley Act, the Company has included a report of management's assessment of the design and operating effectiveness of its internal controls as part of this Report. The Company's independent registered public accounting firm reported on the effectiveness of internal control over financial reporting. Management's report and the independent registered public accounting firm's report are included with the Company's 2012 consolidated financial statements in Item 8 of this Report under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information concerning the directors and nominees of the Company appears under the caption "Proposal 1: Election of Directors" in the Company's definitive Proxy Statement for its 2013 annual meeting of shareholders, and is incorporated herein by reference.

EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information regarding executive officers is included under the section captioned "Executive Officers of the Registrant" in Part I, Item 1, elsewhere in the Report.

AUDIT COMMITTEE FINANCIAL EXPERT

Information regarding audit committee financial experts serving on the Audit Committee of the Company's Board of Directors appears under the caption "Corporate Governance - Committees of the Board of Directors" in the Company's definitive Proxy Statement for its 2013 annual meeting of shareholders, and is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

Information regarding the Audit Committee and the identification of its members appears under the caption "Corporate Governance - Committees of the Board of Directors" in the Company's definitive Proxy Statement for its 2013 annual meeting of shareholders, and is incorporated herein by reference. In establishing the Audit Committee's compliance with Rule 10A-3 under the Exchange Act, each member of the Company's Audit Committee is relying upon the exemption provided by Rule 10A-3(b)(1)(iv)(B) of the Exchange Act because each member of the Audit Committee is also a member of the Bank's Board of Directors.

MATERIAL CHANGES TO PROCEDURES BY WHICH SECURITY HOLDERS MAY RECOMMEND NOMINEES

The Company has not made any material changes to the procedures by which its shareholders may recommend nominees to the Company's Board of Directors since the date of the Company's definitive Proxy Statement for its 2012 annual meeting of shareholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Information regarding the Section 16(a) beneficial ownership compliance of each of the Company's directors and executive officers or each person who owns more than 10% of the outstanding shares of the Company's common stock appears under the caption "General Information - Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for its 2013 annual meeting of shareholders, and is incorporated herein by reference.

CERTAIN CORPORATE GOVERNANCE DOCUMENTS

The Company has adopted a code of business conduct and ethics that applies to its directors, chief executive officer, chief financial officer, other officers, other financial reporting persons and employees. The Company has also adopted Corporate Governance Principles for its Board of Directors. These documents, as well as the charters of the Audit Committee, Executive Compensation and Stock Incentive Committee and Nominating Committee of the Board of Directors, are available on the Company's website at www.bancorpsouth.com on the Investors Relations webpage under the captions "Corporate Information-Governance Documents" and "-Committee Charting," or shareholders may request a free copy of these documents from:

BancorpSouth, Inc.
Corporate Secretary
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
(662) 680-2000

The Company intends to disclose any amendments to its code of business conduct and ethics and any waiver from a provision of the code, as required by the SEC, on the Company's website within four business days following such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION.

This information appears under the captions "Executive Compensation," "Compensation Discussion and Analysis," "Director Compensation" and "Executive Compensation and Stock Incentive Committee Report" in the Company's definitive Proxy Statement for its 2013 annual meeting of shareholders, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information regarding the security ownership of certain beneficial owners and directors, nominees and executive officers of the Company appears under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive Proxy Statement for its 2013 annual meeting of shareholders, and is incorporated herein by reference.

The following table provides information as of December 31, 2012 with respect to compensation plans (including individual compensation arrangements) under which shares of Company common stock are authorized for issuance:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans(1)
Equity compensation plans approved by shareholders (2)	2,761,107	$ 20.59	4,083,787
Equity compensation plans not approved by shareholders	3,747	12.85	413,589
Total	2,764,854	$ 20.58	4,497,376

(1) Excludes shares to be issued upon exercise of outstanding options.

(2) Excludes 112,315 restricted shares that were unvested, 67,500 restricted stock units that were unvested and 261,482 performance shares that were unearned as of December 31, 2012. Equity compensation plans approved by shareholders include the BancorpSouth, Inc. Director Stock Plan, the BancorpSouth, Inc. Executive Performance Incentive Plan, as amended, the BancorpSouth,Inc. Long-Term Equity Incentive Plan, as amended, and the BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for Non-Employee Directors, as amended.

(3) Equity compensation plans not approved by shareholders include the BancorpSouth, Inc. 1998 Stock Option Plan, as amended, and the plan assumed in connection with the merger of BusinessHolding Corporation, which was effective December 31, 2004.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information regarding certain relationships and related transactions with management and others appears under the caption "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement for its 2013 annual meeting of shareholders, and is incorporated herein by reference. Information regarding director independence appears under the caption "Corporate Governance – Director Independence" in the Company's definitive Proxy Statement for its 2012 annual meeting of shareholders, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information regarding accountant fees and services appears under the caption "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's definitive Proxy Statement for its 2013 annual meeting of shareholders, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits:

1. Consolidated Financial Statements: See "Item 8. Financial Statements and Supplementary Data."

2. Consolidated Financial Statement Schedules:
   All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

3. Exhibits:

   (3) (a) Restated Articles of Incorporation, as amended. (1)

   (b) Bylaws, as amended and restated. (2)

	(c)	Amendment No. 1 to Amended and Restated Bylaws. (3)
	(d)	Amendment No. 2 to Amended and Restated Bylaws (4)
	(e)	Amendment No. 3 to Amended and Restated Bylaws (4)
(4)	(a)	Specimen Common Stock Certificate. (5)
	(b)	Amended and Restated Certificate of Trust of BancorpSouth Capital Trust I. (6)
	(c)	Second Amended and Restated Trust Agreement of BancorpSouth Capital Trust I, dated as of January 28, 2002, between BancorpSouth, Inc., The Bank of New York, The Bank of New York (Delaware) and the Administrative Trustees named therein. (7)
	(d)	Junior Subordinated Indenture, dated as of January 28, 2002, between BancorpSouth, Inc. and The Bank of New York. (7)
	(e)	Guarantee Agreement, dated as of January 28, 2002, between BancorpSouth, Inc. and The Bank of New York. (7)
	(f)	Junior Subordinated Debt Security Specimen. (7)
	(g)	Trust Preferred Security Certificate for BancorpSouth Capital Trust I. (7)
	(h)	Certain instruments defining the rights of certain holders of long-term debt securities of the Registrant are omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the SEC upon request.
(10)	(a)	BancorpSouth, Inc. Supplemental Executive Retirement Plan, as amended and restated. (8)(29)
	(b)	Amendment to BancorpSouth, Inc. Supplemental Executive Retirement Plan. (9)(29)
	(c)	BancorpSouth, Inc. Long-Term Equity Incentive Plan.* (29)
	(d)	Amendment to BancorpSouth, Inc. Long-Term Equity Incentive Plan. (10)(29)
	(e)	BancorpSouth, Inc. Executive Performance Incentive Plan. (11)(29)
	(f)	Amendment to BancorpSouth, Inc. Executive Performance Incentive Plan. (12)(29)
	(g)	Second Amendment to BancorpSouth, Inc. Executive Performance Incentive Plan. (13)(29)
	(h)	Form of Performance Share Award Agreement. (14)(29)
	(i)	BancorpSouth, Inc. Director Stock Plan, as amended and restated.* (29)
	(j)	BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for Non-Employee Directors. (12)(29)
	(k)	Amendment to the BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for Non-Employee Directors (15)(29)
	(l)	BancorpSouth, Inc. 1998 Stock Option Plan (16)(29)
	(m)	Amendment to the BancorpSouth, Inc. 1998 Stock Option Plan (17)(29)
	(n)	BancorpSouth, Inc. Restoration Plan, as amended and restated. (8)(29)
	(o)	BancorpSouth, Inc. Amended and Restated Deferred Compensation Plan. (8)(29)
	(p)	BancorpSouth, Inc. Home Office Incentive Plan. (18)(29)
	(q)	Description of Dividend Reinvestment Plan. (19)(29)
	(r)	BancorpSouth, Inc., Amended and Restated Salary Deferral-Profit Sharing Employee Stock Ownership Plan. (20)(29)
	(s)	Executive Employment Agreement with James D. Rollins III.* (29)
	(t)	BancorpSouth, Inc. Long-Term Equity Incentive Plan Restricted Stock Award Agreement with James D. Rollins.* (29)
	(u)	Form of BancorpSouth, Inc. Change in Control Agreement. (21)(29)
	(v)	Form of Amendment to BancorpSouth, Inc. Change in Control Agreement. (8)(29)
	(w)	BancorpSouth, Inc. Change in Control Agreement for Aubrey B. Patterson. (22)(29)
	(x)	BancorpSouth, Inc. Change in Control Agreement for James V. Kelley. (23)(29)
	(y)	BancorpSouth, Inc. Change in Control Agreement for Gregg Cowsert. (22)(29)
	(z)	BancorpSouth, Inc. Change in Control Agreement for Michael Sappington. (22)(29)
	(aa)	BancorpSouth, Inc. Change in Control Agreement for Larry Bateman. (24)(29)
	(bb)	BancorpSouth, Inc. Change in Control Agreement for William L. Prater. (25)(29)
	(cc)	BancorpSouth, Inc. Change in Control Agreement for Gordon Lewis. (26)(29)
	(dd)	BancorpSouth, Inc. Change in Control Agreement for James D. Rollins III.* (29)
	(ee)	BancorpSouth, Inc. 1994 Stock Incentive Plan, as amended and restated. (12)(29)
	(ff)	BancorpSouth, Inc. Deferred Directors' Fee Unfunded Plan. (8)(29)

(gg) Premier Bancorp, Inc. 1998 Stock Option Plan. (27)(29)
(hh) Premier Bancorp, Inc. 1998 Outside Director Stock Option Plan. (27)(29)
(ii) Form of Stock Option Agreement for converted Business Holding Corporation Options (Vesting). (27)(29)
(jj) Form of Stock Option Agreement for converted Business Holding Corporation Options (Non-Vesting). (27)(29)
(kk) Salary Continuation Agreement with Gordon R. Lewis. (28)(29)
(11) Statement re computation of per share earnings.*
(21) Subsidiaries of the Registrant.*
(23) Consent of Independent Accountants.*
(31.1) Certification of the Chief Executive Officer of BancorpSouth, Inc. pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
(31.2) Certification of the Chief Financial Officer of BancorpSouth, Inc. pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
(32.1) Certification of the Chief Executive Officer of BancorpSouth, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
(32.2) Certification of the Chief Financial Officer of BancorpSouth, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
(101) Pursuant to Rule 405 of Regulation S-T, the following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, is formatted in XBRL (Extensible Business Reporting Language) interactive data files: (i) the Consolidated Balance Sheets as of December 31, 2012 and 2011, (ii) the Consolidated Statements of Income for each of the years ended December 31, 2012, 2011 and 2010, (iii) the Consolidated Statements of Shareholders' Equity and Comprehensive Income for each of the years ended December 31, 2012, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.*(30)

---

(1) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2009 (file number 1-12991) and incorporated by reference thereto.
(2) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (file number 1-12991) and incorporated by reference thereto.
(3) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (file number 1-12991) and incorporated by reference thereto.
(4) Filed as an exhibit to the Company's Current Report on Form 8-K filed on January 26, 2007 (File number 1-12991) and incorporated by reference thereto.
(5) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (file number 0-10826) and incorporated by reference thereto.
(6) Filed as an exhibit to the Company's registration statement on Form S-3 filed on November 2, 2001 (Registration No. 33-72712) and incorporated by reference thereto.
(7) Filed as an exhibit to the Company's Current Report on Form 8-K filed on January 28, 2002 (file number 1-12991) and incorporated by reference thereto.
(8) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (file number 1-12991) and incorporated by reference thereto.
(9) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 2012 (file number 1-12991) and incorporated by reference thereto.
(10) Filed as an exhibit to the Company's Current Report on Form 8-K filed on April 8, 2011 (file number 1-12991) and incorporated by reference thereto.
(11) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (file number 1-12991) and incorporated by reference thereto.
(12) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2005 (file number 1-12991) and incorporated by reference thereto.

(13) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2006 (file number 1-12991) and incorporated by reference thereto.
(14) Filed as an exhibit to the Company's Current Report on Form 8-K filed on March 7, 2007 (file number 1-12991) and incorporated by reference thereto.
(15) Filed as an exhibit to the Company's Current Report on Form 8-K filed on April 29, 2008 (file number 1-12991) and incorporated by reference thereto.
(16) Filed as an exhibit to the Company's Post-Effective Amendment No. 5 on Form S-3 to Form S-4 filed on February 23, 1999 (Registration No. 333-280181) and incorporated by reference thereto.
(17) Filed as an exhibit to the Company's registration statement on Form S-3 filed on March 13, 2007 (Registration No. 333-141250) and incorporated by reference thereto.
(18) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (file number 1-12991) and incorporated by reference thereto.
(19) Filed as the Company's prospectus pursuant to Rule 424(b)(2) filed on January 5, 2004 (Registration No. 033-03009) and incorporated by reference thereto.
(20) Filed as an exhibit to the Company's registration statement on Form S-8 filed on April 19, 2006 (Registration No. 333-133390) and incorporated by reference thereto.
(21) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (file number 1-12991) and incorporated by reference thereto.
(22) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1999 (file number 1-12991) and incorporated by reference thereto.
(23) Filed as an exhibit to the Company's registration statement on Form S-4 filed on June 14, 2000 (Registration No. 333-39326) and incorporated by reference thereto.
(24) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (file number 1-12991) and incorporated by reference thereto.
(25) Filed as an exhibit to the Company's Current Report on Form 8-K filed on June 25, 2009 (file number 1-12991) and incorporated by reference thereto.
(26) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (file number 1-12991) and incorporated by reference thereto.
(27) Filed as an exhibit to the Company's registration statement on Form S-8 filed on December 30, 2004 (Registration No. 333-121785) and incorporated by reference thereto.
(28) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2012 (file number 1-12991) and incorporated by reference thereto.
(29) Compensatory plans or arrangements.
(30) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.
* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCORPSOUTH, INC.

DATE: February 25, 2013

By: /s/James D. Rollins III
James D. Rollins III
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Aubrey B. Patterson Aubrey B. Patterson	Chairman of the Board and Director	February 25, 2013
/s/James D. Rollins III James D. Rollins III	Chief Executive Officer (Principal Executive Officer) and Director	February 25, 2013
/s/William L. Prater William L. Prater	Treasurer and Chief Financial Officer (Principal Financial Officer)	February 25, 2013
/s/Gus J. Blass III Gus J. Blass III	Director	February 25, 2013
/s/James E. Campbell III James E. Campbell III	Director	February 25, 2013
/s/Albert C. Clark Albert C. Clark	Director	February 25, 2013
/s/Grace Clark Grace Clark	Director	February 25, 2013
/s/Hassell H. Franklin Hassell H. Franklin	Director	February 25, 2013
/s/W. G. Holliman, Jr. W. G. Holliman, Jr.	Director	February 25, 2013
/s/Warren A. Hood, Jr. Warren A. Hood, Jr.	Director	February 25, 2013

/s/Keith J. Jackson Keith J. Jackson	Director	February 25, 2013
/s/James V. Kelley James V. Kelley	Director	February 25, 2013
/s/Larry G. Kirk Larry G. Kirk	Director	February 25, 2013
/s/Turner O. Lashlee Turner O. Lashlee	Director	February 25, 2013
/s/Guy W. Mitchell Guy W. Mitchell, III	Director	February 25, 2013
/s/ Robert C. Nolan Robert C. Nolan	Director	February 25, 2013
/s/W. Cal Partee, Jr. W. Cal Partee, Jr.	Director	February 25, 2013
/s/Alan W. Perry Alan W. Perry	Director	February 25, 2013

(This page left intentionally blank.)

Board of Directors

Gus J. Blass, III
General Partner
Capital Properties, LLC
Little Rock, AR

James E. Campbell, III
President and Chief
Operating Officer
H+M Company, Inc.
Jackson, TN

Albert C. Clark
President and Chief
Executive Officer
C.C. Clark, Inc.
Starkville, MS

Grace Clark
Partner
Borrowed Thyme, LLC
Tupelo, MS

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

W.G. "Mickey" Holliman, Jr.
Managing Member
Five Star, LLC
Tupelo, MS

Warren A. Hood, Jr.
Chairman and Chief
Executive Officer
Hood Companies, Inc.
Hattiesburg, MS

Keith J. Jackson
President/Founder
P.A.R.K.
Little Rock, AR

James V. Kelley
President and Chief
Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Retired
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

Guy W. Mitchell, III
Attorney at Law
Mitchell, McNutt & Sams, P.A.
Tupelo, MS

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill, LLP
Magnolia, AR

Aubrey B. Patterson
Chairman
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins,
Krutz, & Tardy, LLP
Jackson, MS

James D. Rollins, III
Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Comparative Performance Graph

The SEC requires us to include in this Annual Report a line graph that compares the yearly percentage change in cumulative total shareholder return on our common stock with the cumulative total return of (i) a broad equity market indicator and (ii) a published industry index or peer group. To the right is a line graph prepared by SNL Financial LC comparing the yearly percentage change in the cumulative total shareholder return on our common stock against the cumulative total return of the S&P 500 Index and the SNL Southeast Bank Index for a period of five years. The SNL Southeast Bank Index is prepared by SNL Financial LC and consists of 91 publicly traded banks and bank holding companies located in the southeastern United States as of December 31, 2012.

Comparison of Five-Year Cumulative Total Returns



$120
$100
$80
$60
$40
$20
$0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
BancorpSouth, Inc.
SNL Southeast Bank Index
S&P 500

Index*	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
BancorpSouth, Inc.	$100.00	$102.92	$107.70	$77.19	$53.86	$71.27
SNL Southeast Bank Index	100.00	40.48	40.65	39.47	23.09	38.36
S&P 500	100.00	63.00	79.68	91.68	93.61	108.59

Corporate Information

Corporate Headquarters
BancorpSouth
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

Annual Meeting
9:00 a.m. (local time), April 24, 2013
BancorpSouth Corporate Headquarters
Fourth Floor
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

Common Shares
Listed on the New York Stock Exchange
NYSE Symbol: BXS

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Tel: (800) 368-5948
E-mail: info@rtco.com
Internet address: www.rtco.com



BancorpSouth®

Right Where You Are

BancorpSouth • One Mississippi Plaza
201 South Spring Street • Tupelo, MS 38804
www.bancorpsouth.com